ANNUAL INFORMATION FORM

March 30, 2026

AYA GOLD & SILVER INC.

1320 Graham Boulevard, Suite 132, Mont-Royal, Québec, Canada, H3P 3C8

info@ayagoldsilver.com | www.ayagoldsilver.com

AYA GOLD & SILVER

Exhibit 99.102
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20252
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20253
DATE OF INFORMATION, CURRENCY AND DEFINITIONS
All the information contained in this AIF is up to date as at December 31, 2025, unless stated otherwise. For greater certainty, this AIF sets forth the results for the fiscal year ended December 31, 2025, and is dated March 30, 2026.
All currency references in this AIF are in USD, unless otherwise indicated.
Capitalized terms and abbreviations used in the AIF but not otherwise defined have the meanings set out below unless the context otherwise indicates:
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20254

General Definitions
ACAB Policy means the Corporation’s Anti-Corruption and Anti-Bribery Policy.
AIF means this Annual Information Form.
AISC means all-in sustaining costs per ounce.
AfriLab means African Laboratory for Mining and Environment.
AGSM means Aya Gold & Silver Morocco S.A.
ALS means ALS Global / ALS Laboratory.
ALS Zgounder means the laboratory operated by ALS at the Zgounder Silver Mine.
Amizmiz means the Corporation's gold-bearing exploration property located in the Western High Atlas mountains, Morocco,
55 kilometers SSW from the city of Marrakech.
Audit Committee means the Audit and Risk Management Committee of the Board.
Azegour means the Corporation's property consisting of a mining permit and two exploration permits located in the Occidental range of the High Atlas mountains, in Morocco.
BGM means Boumadine Global Mining S.A.
Board means the Board of Directors of Aya.
BWI means Bond ball mill work index.
Boumadine or Boumadine Project means the polymetallic deposit and exploration project located in the Errachidia Province, in
Morocco.
Boumadine Deposit means all of the resources within the mineralized envelope in the area covered by Boumadine Mining
License.
Boumadine Mining License has the meaning set forth in “Mining Properties – Boumadine – Project Description, Location and
Access”.
Boumadine Property means all of the licenses, permits and exploration authorization owned by Aya or its subsidiaries within the Boumadine area.
Boumadine MRE Report means the NI 43-101 technical report entitled “Technical Report and updated Mineral Resource
Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” dated March 31, 2025, with an effective date of March
31, 2025, prepared for Aya and authored by David Lalonde, (P.Geo.) Patrick Pérez, (P.Eng.), both Qualified Persons.
Boumadine PEA Report has the meaning set forth in “Business – Boumadine– Current Technical Report".
Boumadine PEA Report Authors means the authors of the Boumadine PEA Report, who are listed as Qualified Persons in the section of this AIF entitled "Interests of Experts".
BRPM means Bureau de Recherches et de Participations Minières.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20255
Capex means Capital Expenditures/Capital Cost Estimate.
CBCA means the Canada Business Corporations Act.
CCD means counter-current decantation.
CEO means Chief Executive Officer.
CFO means Chief Financial Officer.
CIL means carbon in the leach.
CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards means the definitions for Mineral Resources, Mineral Reserves and mining studies adopted by the CIM Council
(May 19, 2014), which are incorporated by reference in NI 43-101.
CIP means Carbon-in-Pulp.
CMT means Compagnie Minière de Touissit.
CGG means Compagnie Générale de Geophysique – Veritas.
COG means cut-off grade.
Corporation, we, our, us and Aya means Aya Gold & Silver Inc., and where applicable, its subsidiaries.
CTF means the Climate Technology Fund of the Climate Investment Funds.
CRMs mean certified reference materials.
DD means diamond drilling.
DF means Duro Felguera S.A. and Dufel Marruecos.
DRA means DRA Global Limited.
EBRD means European Bank for Reconstruction and Development.
EPC Agreements has the meaning set forth in “Material Contracts”.
EBRD Facility has the meaning set forth in “Material Contract – ZMSM EBRD Agreements”.
EGRG means Extended Gravity Recoverable Gold.
EIA means an Environmental Impact Assessment.
Englobe means Englobe Inc.
EPC means Engineering, Procurement and Construction.
EPC Agreements has the meaning set forth in “Material Contracts”.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20256
ESG means Environmental, Social and Governance.
ESIA means Environmental and Social Impact Assessment.
FEED means Front-End Engineering Design.
Form 52-110F1 means Form 52-110F1 "Audit Committee Information Required in an AIF" within NI .
GCIM means Groupement des Consultants et Ingénieurs du Maroc.
GMG means GoldMinds Geoservices Inc.
ICP  means Inductively Coupled Plasma.
IFRS means International Financial Reporting Standards.
Independent Director has the meaning set forth in NI 52-110.
Indicated Mineral Resource is defined under the CIM Standards as that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of
Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral
Reserve.
Inferred Mineral Resource is defined under the CIM Standards as that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
IT Systems has the meaning set forth in "Risk Factors - Information Technology Systems and Cyber Security Threats".
LOM means life of mine.
MAD means Moroccan dirham.
Maya means “Maya Gold & Silver”, being the former name of the Corporation.
MD&A means management’s discussion and analysis of results of operations and financial condition of the Corporation, prepared in accordance with Form 51-102F1 “Management’s Discussion & Analysis”.
Measured Mineral Resource is defined under the CIM Standards as that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of
Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral
Reserve or to a Probable Mineral Reserve.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20257
Mineral Reserves is defined under the CIM Standards as the economically mineable part of a Measured and/or Indicated
Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying
Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.
Mineral Resource is defined under the CIM Standards as a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
Modifying Factors are defined under the CIM Standards as considerations used to convert Mineral Resources to Mineral
Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Morocco means the Kingdom of Morocco.
Mineral Resource Estimate or MRE means Mineral Resource estimate.
NSR means Net Smelter Return.
NI 43-101 means National Instrument 43-101 “Standards of Disclosure for Mineral Projects” adopted by the Canadian
Securities Administrators.
NI 51-102 means National Instrument 51-102 “Continuous Disclosure Obligations” adopted by the Canadian Securities
Administrators.
NI 52-110 means National Instrument 52-110 “Audit Committees” adopted by the Canadian Securities Administrators.
Non-GAAP means financial measures that are not defined under the Corporation’s generally accepted accounting principles
(“GAAP”), being IFRS, and may not be comparable to similar measures presented by other issuers.
ONEE means the Office National de l’Électricité et de l’Eau Potable.
ONHYM means the Office National des Hydrocarbures et des Mines.
OP means open pit.
Opex means Operating expenditures.
OTCQX means OTCQX® Best Market.
PEA means Preliminary Economic Assessment, as defined in NI 43-101.
Plant # 1 has the meaning set forth in  “Mining Properties – Zgounder Silver Mine – Processing and Recovery Operations”.
Plant #2 has the meaning set forth in “Mining Properties – Zgounder Silver Mine – Processing and Recovery Operations”.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20258
Plant # 3 has the meaning set forth in “Mining Properties – Zgounder Silver Mine – Processing and Recovery Operations”.
POX means pressure oxidization.
PPA means Power Purchase Agreement.
Probable Mineral Reserve is defined under the CIM Standards as the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral
Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve is defined under the CIM Standards as the economically mineable part of a Measured Mineral
Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
P&E means P&E Mining Consultants Inc.
P&P means the total Proven and Probable Mineral Reserves.
QA/QC or QA or QC means quality assurance and/or quality control.
Qualified Person means a qualified person as defined in NI 43-101.
Reorganization means the corporate reorganization undertaken by Aya within the last year, as described in the section of this
AIF entitled "Business - Reorganizations".
RPEEE means reasonable prospects of eventual economic extraction.
RC means reverse circulation drilling.
ROM means run-of-mine.
RQD means Rock Quality Designation.
SEDAR+ means the System for Electronic Document Analysis and Retrieval+ (sedarplus.ca).
SGS means SGS Canada Inc.
Shares means the common shares in the capital of the Corporation.
SNAM means Société Nationale des Autoroutes du Maroc.
SOFR means the Secured Overnight Financing Rate administered by the Federal Reserve Bank of New York.
SOMIL means Société Minière de Sidi Lahcen.
TCFD means Task Force on Climate-Related Financial Disclosures.
Tijirit means the gold project located in northwestern Mauritania, owned on a 75%-15%-10% basis by the Corporation, the
Government of Mauritania and Wafa Mining.
Tirzzit means the Corporation's property consisting of seven permits located in the Anti-Atlas mountains, 25 kilometers SSW of Zgounder, in Morocco.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 20259
TSF means tailings storage facility.
TSX means the Toronto Stock Exchange.
TTF means the Tamerzaga-Timrachine Formation as further defined in “Business – Boumadine - Geological Setting,
Mineralization, and Deposit Types”.
T28 means T28 percussion hammer drill rig (Jackleg drill).
UAE means the United Arab Emirates.
UG means underground.
Updated Zgounder Technical Report has the meaning set forth in "Business - Zgounder silver Min - Current Technical Report".
USD or US$ means United States Dollar.
VTEM means versatile time domain electromagnetic.
XRD means X-Ray Diffraction.
YAK means percussion drill Yak.
YoY means year over year.
Zgounder or Zgounder Silver Mine means the open pit and underground mine as well as all related infrastructure and licenses and permits described under “Mining Properties – Zgounder Silver Mine - Property Description, Location and Access”.
Zgounder Expansion or Zgounder Project means the construction project to expand the Zgounder Silver Mine from 700 tpd to
2,700 tpd capacity.
Zgounder Mining License means the mining license LE-393459.
Zgounder Deposit means to the Zgounder silver ore body, the volume of mineralized material which includes the resources and reserve of the Zgounder Project currently in operation and its potential adjacent expansion known or unknown.
Zgounder Regional means all of the exploration permits and mining licenses outside of the Zgounder Mining License.
Zgounder Feasibility Study means the NI 43-10 technical report entitled “NI 43-101 Technical Report – Feasibility Study
Zgounder Expansion Project”, originally dated March 31, 2022, and amended on June 16, 2022, with an effective date of
December 13, 2021, prepared for Aya by DRA, under the  supervision of Daniel M. Gagnon (P. Eng.), with the participation of
William Stone (P. Geo.), Antoine Yassa (P. Geo.), Jarita Barry (P. Geo.), Fred Brown (P. Geo.), Eugene Puritch (P. Eng., FEC,
CET), Daniel Morrison (P. Eng.), André-François Gravel (P. Eng., PMP), Claude Bisaillon (P. Eng.), Julie Gravel (P. Eng.), Kathy
Kalenchuk (Ph. D., P. Eng., PE), Hugo Dello Sbarba (P. Eng.), Philippe Rio Roberge (P. Eng.), Richard Barbeau (P. Eng.),  and
Stephen Coates (P. Eng.),  all Qualified Persons.
ZMSM means Zgounder Millenium Silver Mining S.A.
3-D means three dimensions.
2019 CIM Guidelines means the  Mineral Resources and Mineral Reserves Best Practice Guidelines adopted by the CIM
Council on November 29, 2019.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202510
2023 Bought Deal Offering has the meaning set forth in “General Business – Year Ended December 31, 2023”.
2023 Upsized Bought Deal Offering has the meaning set forth in “General Business – Year Ended December 31, 2023”.
2023 Underwriters has the meaning set forth in “General Business – Year Ended December 31, 2023”.
2024 Offering has the meaning set forth in “General Business – Year Ended December 31, 2024”.
2024 Offering Issue Price has the meaning set forth in “General Business – Year Ended December 31, 2024”.
2024 Underwriters has the meaning set forth in “General Business – Year Ended December 31, 2024”.
2025 Bought-Deal Issue Price has the meaning set forth in “General Business – Year Ended December 31, 2025”.
2025 Underwriters has the meaning set forth in “General Business – Year Ended December 31, 2025”.
2025 Upsized Bought-Deal Offering has the meaning set forth in “General Business – Year Ended December 31, 2025”.
Abbreviations

Abbreviation	Definition
Ag	silver
Ag2S	silver sulfide
Ag3AsS3	silver arsenic sulfide
AgEq*	silver equivalent
Au	gold
AuEq	gold equivalent
Ba	barium
cm	centimeter
Cd	cadmium
Co	cobalt
Cu	copper
d	day
g	gram
gpt	grams per tonne
kt	kilotonne
ha	hectare
HCL	hydrochloric acid
Hg	mercury
HNO₃	nitric acid
H2O2	hydrogen peroxide
K	potassium
kg	kilogram
km	kilometer
koz	thousand troy ounces
kPa	kilopascal
kt	thousand tonnes
kV	kilovolt
L	liter
m	meter
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202511

mm	millimeter
M	million
MASL	meters above sea level
Moz	million troy ounces
Mt	million tonnes
NaCN	sodium cyanide
Ni	nickel
oz	troy ounce
Pb	lead
pH	potential of hydrogen
ppm	parts per million
S	sulphur
Sr	strontium
t	metric tonne
Th	thorium
U	uranium
μm	micron, micrometer
tpd	tonnes per day
tph	tonnes per hour
w	weight
Zn	zinc
* AgEq is referenced in the "General Development of the Business" section of this AIF to represent silver equivalents as reported in various Corporation press releases. Each press release specifies the exact formula used for calculating silver equivalents.
Note to Investors Concerning Certain Measures of Performance
This AIF discloses certain non-GAAP financial performance measures, including "cash costs", that are non-GAAP financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated in accordance with IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other silver producers. Management believes that these measures provide additional insight into the Corporation's operating performance and trends and facilitate comparisons across reporting periods. For a description and reconciliation of “cash costs" to the most directly comparable
IFRS measure (cost of sales), please refer to the section entitled “Non-GAAP Measures” in the Corporation's MD&A for the year ended December 31, 2025, dated March 30, 2026, available under Aya’s profile at SEDAR+, which section is incorporated herein by reference.
Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company’s mineral reserves and mineral resources have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) that are applicable to domestic United
States reporting companies. Accordingly, information in this AIF that describes the Company's mineral reserves and mineral resources may not be comparable to information made public by United States companies subject to the SEC’s reporting and disclosure requirements.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202512
Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and
“inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this AIF are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is or will ever be economically or legally mineable.
The mineral reserve and mineral resource data set out in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.
Technical Information
The scientific and technical information set out in this AIF has been prepared under the supervision of, or reviewed by, and approved by Mr. David Lalonde (P.Geo.), Vice-President, Exploration. and Mr. Raphael Beaudoin (P.Eng.), Vice-President,
Operations, each a Qualified Person.
FORWARD-LOOKING STATEMENTS
Certain statements in this AIF referred herein as “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, contained or incorporated by reference in this
AIF, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements can generally be identified with words such as “plan”, “aim” “expect”, “budget”, “strategy”, “scheduled”, “estimate”, “forecast”, “target”, “future”,
“guide”, “likely”, “anticipate”, “believe”, “intend”, “intention”, “assume”, “commitment”, “potential”, “project”, “schedule”, “track”,
“pursuit”, “goal”, “continue”, “ongoing” and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements in this AIF include, but are not limited to:
•statements with respect to Aya’s future growth;
•results of operations (including, without limitation, past and expected future production and capital expenditures);
•anticipated financial and operational performance and results;
•business prospects and opportunities (including the timing and development of new deposits and the success of exploration activities);
•Aya's expectation regarding its ability to raise capital and grow its business;
•anticipated trends and challenges in Aya's business and the industry in which it operates;
•estimated exploration expenditures and budgets;
•strategic plans;
•potential acquisitions;
•market price and demand for gold and silver;
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202513
•permitting or other timelines;
•government regulations and relations;
•the estimates of expected or anticipated results and economic returns from mining projects and operations at the
Zgounder Silver Mine;
•Zgounder Expansion project cash flows and economic viability estimates;
•mineral reserve and mineral resources estimates;
•plans relating to the Zgounder Silver Mine, including potential exploration activities and related expenditures;
•the estimated costs of the recommended work program at Zgounder and the expected phases and timelines;
•plans relating to the Boumadine Deposit, including potential exploration activities and related expenditures;
•the estimated costs of the recommended work program at the Boumadine Property and the expected phases and timelines;
•Aya’s guidance and corporate outlook;
•preliminary results from exploration programs;
•the intended use of the proceeds of public offerings;
•the objectives and ability of Aya to implement responsible mining and climate change initiatives in Morocco;
•the resiliency of the Zgounder Silver Mine to climate impacts;
•Aya’s ability to conduct business in a way that safeguards public health and the environment;
•Aya’s ability to receive and maintain licenses and permits from appropriate governmental authorities;
•laws and regulations, including those pertaining to environment, health and safety;
•exchange rates;
•the estimated project cash flows and economic viability of exploration and expansion projects;
•the sufficiency of the water and storage facilities at the Zgounder Silver Mine; and
•capital and operating costs required over the LOM of the Zgounder Silver Mine.
Forward-looking statements contained in this AIF are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on reasonable terms;
Aya’s ability to achieve current exploration, development and other objectives concerning Aya’s properties; Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; Aya’s ability to obtain and maintain requisite licenses and necessary governmental approvals; Aya’s ability to attract and retain key personnel;
and general business and economic conditions, including competitive conditions, in the market in which the Aya operates.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation:
•Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof;
•risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding;
•risks related to Aya’s operations in Morocco;
•the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined;
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202514
•the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined;
•inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the jurisdictions in which Aya operates;
•change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate the risks pertaining to fund repatriation;
•expectations with respect to any future pandemics on our operations, and assumptions related thereto;
•Aya’s ability to attract and retain qualified employees and contractors;
•Aya’s ability to obtain necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages;
•Aya’s growth strategy;
•Aya’s ability to obtain insurance;
•occupational health and safety risks;
•adverse publicity risks;
•third party risks;
•disruptions to Aya’s business operations;
•Aya’s reliance on technology and information systems;
•litigation risks;
•interest and exchange rates risks;
•tax risks;
•unforeseen expenses;
•public health crises;
•climate change;
•general economic conditions;
•commodity prices and exchange rate risks;
•gold and silver demand;
•volatility of share price;
•public company obligations;
•competition risk;
•policies and legislation;
•force majeure;
•climate risks;
•the effectiveness of our internal control over financial reporting;
•risks related to competition in the mining industry;
•changes in technology; and
•other risks described in the Corporation’s documents filed with Canadian securities regulatory authorities. Further information with respect to these and other risks can be found in the “Risk Factors” section of this AIF and other filings with the Canadian securities regulatory authorities and available on SEDAR+.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202515
These factors are not intended to represent a complete list of the factors that could affect Aya. These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.
Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action.
However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors.
Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, please note that statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this AIF and the documents incorporated by reference herein are qualified by these cautionary statements and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-
looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
CORPORATE STRUCTURE
Name, Address and Incorporation
Aya Gold & Silver Inc. was incorporated pursuant to the CBCA on December 19, 2007. The head and registered office of the
Corporation is located at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, Canada, H3P 3C8. On February 27, 2018,
articles of amendment were issued to consolidate the common shares of the Corporation on a 4 for 1 basis. On July 22, 2020, articles of amendment were issued to change the name of the Corporation from Maya Gold & Silver Inc. to Aya Gold & Silver
Inc. On January 1, 2026, the Corporation completed a vertical short-form amalgamation with its wholly-owned subsidiary,
Algold Resources Ltd., pursuant to which  articles of amalgamation were issued. The securities of the Corporation were not affected.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202516
The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec,
New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. Its common shares are listed on the TSX under the ticker symbol “AYA” and on the OTCQX under the ticker symbol “AYASF”.
Intercorporate Relationships
The following figure shows the intercorporate relationships among Aya and its material subsidiaries:
Figure 1: Intercorporate Relationships
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202517
•Aya International Holdings SPV Ltd., was incorporated on December 31, 2024 under the laws of Abu Dhabi Global Market.
Its registered office address is Suite 204, Level 15, AL Sarab Tower, Abu Dhabi Global Market Square, 764629, Abu Dhabi,
Al Maryah Island, UAE.
•Boumadine International Holding SPV Ltd. was incorporated on January 29, 2025 under the laws of Abu Dhabi Global
Market. Its registered office address is Suite 204, Level 15, AL Sarab Tower, Abu Dhabi Global Market Square, 764629, Abu
Dhabi, Al Maryah Island, UAE.
•AGS Group Services Ltd. was incorporated on May 6, 2025 under the laws of Abu Dhabi Global Market. Its registered office address is Level 7, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, UAE.
•Aya Gold & Silver Maroc S.A., previously Compagnie Minière Maya-Maroc S.A., was incorporated on August 24, 2009 under the laws of Morocco. Its registered office is located at the corner of Boulevard Ibnou Sina and Rue Abou Rayane Al
Falaki, 20370, Casablanca, Morocco. AGSM is involved in the exploration of mining properties located in Morocco.
•Zgounder Millenium Silver Mining S.A. was incorporated on October 19, 2013 under the laws of Morocco. Its registered office is located at corner Boulevard Ibnou Sina and Rue Abou Rayane Al Falaki, 20370, Casablanca, Morocco. ZMSM is
involved in the development, ownership and operation of mining properties located in Morocco.
•Boumadine Global Mining S.A. was incorporated on December 31, 2019 under the laws of Morocco. Its registered office is located at corner Boulevard Ibnou Sina and Rue Abou Rayane Al Falaki, 20370, Casablanca, Morocco. BGM is owned on a
85%-15% basis with the ONHYM1.  BGM is involved in the exploration of mining properties in Morocco.
      Note:
1.Prior to the Reorganization, BGM was owned on a 85%-15% basis by Aya and the ONHYM. Further to the Reorganization, the ONHYM
was diluted with the right to re-subscribe to 15% of the share capital of BGM at any time upon notice until December 31, 2026.
GENERAL DEVELOPMENT OF THE BUSINESS
For additional information concerning the business developments described in this section, please refer to the relevant press releases available under Aya’s profile on SEDAR+.
THREE-YEAR HISTORY
Year Ended December 31, 2023
Operations
On January 10, 2023, the Corporation announced its 2022 fourth quarter and annual silver production results at the Zgounder
Silver Mine, including 661,621 oz of Ag produced, 63,283 t of ore processed at a head grade of 364 g/t, an Ag recovery rate of
89.9%, combined mill availability of 88.8% and mine production of 80,426 t, for the quarter. The Corporation also announced that, for the year 2022, a total of 1,880,707 oz of Ag was produced, 254,976 t of ore were processed at 265 g/t, there was an Ag recovery of 86.6%, the combined mill availability was 91.7% and the total mine production was of 283,090 t of ore.
On February 9, 2023, the Corporation provided guidance and a corporate outlook for the Corporation’s activities in Morocco.
The guidance included Ag production of between 1.7 and 1.9 Moz, in-line with 2022 and, an exploration budget of $14.3 million of which $8.8 million was allocated to Zgounder.
On February 14, 2023, the Corporation announced new high-grade exploration drill results, which confirm the extension of mineralization by 20% south of the main mineralized trend and confirm the discovery of several parallel structures at
Boumadine, including hole BOU-DD22-080 which intercepted 2,715 g/t AgEq over 1.40m and hole BOU-DD22-041 which intercepted 609 g/t AgEq over 3.6m.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202518
On February 28, 2023, the Corporation announced additional drill results at the Zgounder Silver Mine, including with intercepts such as ZG-DCD-22-07, which intersected 846 g/t Ag over 9.5m, confirming high-grade mineralization at depth toward the contact with the granite.
On March 29, 2023, the Corporation reported results for the fourth quarter and year ended December 31, 2022, including a record annual Ag production of 1,880,707 oz, operating cash flow for the year of $9.6M, revenue of $38.2M, Ag sales of
1,935,154 oz, net income of $1.5M and milling operations averaging 699 tpd.
On April 19, 2023, the Corporation announced high-grade exploration drill results at Boumadine, including the definition of a new high-grade mineralized stockwork area that expands the south zone in such way that the main mineralized trend now extends over 3.4 km and remains open along strike and at depth, including with hole BOU-DD23-095 which intercepted 192 g/t
AgEq over 129.4 m and, hole BOU-DD23-092 which intersected 610 g/t AgEq over 6.6m.
On May 12, 2023, the Corporation announced interim financial and operational results for the first quarter ended March 31,
2023, including Ag production of 474,813 oz, Ag sales of 508,204 oz, revenue of $10.4M, total ore processed of 72,737 t, mill recoveries reaching 87.1%, average grade 235 g/t and, an average daily mining rate of 922 tpd.
On May 30, 2023, the Corporation announced additional drill results, confirming high-grade silver mineralization at the
Zgounder Silver Mine, including hole ZG-RC-23-2260-70 in the open-pit area which intercepted 1,611 g/t Ag over 27m including
4,771 g/t Ag over 5.0m, which demonstrated the continuity of the deposit. The Corporation also provided preliminary results from the Zgounder Regional program, which, although anomalous, confirmed the potential for the discovery of satellite deposits for the Zgounder Silver Mine.
On July 5, 2023, the Corporation announced high-grade exploration drill results at Boumadine confirming the continuity and extension of the mineralized footprint south of the Boumadine Main Zone, including hole BOU-DD23-142 which intersected 475
g/t AgEq over 11.8m and, hole BOU-DD23-111 which intersected 539 g/t AgEq over 9.6m. The Corporation also announced the discovery of a new mineralized zone in the Northwest through the surface mapping program, with surface samples returning values up to 460 g/t AgEq over a >1.5km structure of N030 orientation. Finally, the Corporation announced that a first site visit was conducted by RSC Consulting Limited, which was mandated to conduct a NI 43-101-compliant mineral resource estimate of Boumadine.
On August 11, 2023, the Corporation announced interim financial and operational results for the second quarter ended June
30, 2023, including silver production of 526,703 oz, mill recovery of 87.3%, 72,190 t of ore processed, revenue of $9.6 M and operating cash flow of $3.7M. In terms of exploration and development, the Corporation announced having completed the following over the course of the quarter: 12,424m of drilling at Zgounder; 4,634m of diamond drill hole drilling on Zgounder
Regional properties; 18.7km of the 36km diamond drill hole program at Boumadine and; the acquisition of the Tirzzit historical copper mine property in Morocco. The Corporation finally informed having settled a dispute with its former CEO.
On August 17, 2023, the Corporation announced an increase of its 2023 exploration program at its Moroccan properties including 40,000m added to the 2023 diamond drill hole program at Boumadine; 7,300m added to the 2023  diamond drill hole program at Zgounder Regional; 3,000m of surface drilling near the open-pit added to the 2023 diamond drill hole program at
Zgounder and; an initial stream sediment and mapping campaign and  a high resolution hyperspectral survey at Tirzzit.
On August 22, 2023, the Corporation announced exploration drill results from its Tijirit gold project, located in Mauritania. The results confirmed high-grade mineralization that will be used to complete the resources and reserves update for the project, including hole T23RC155 which intersected 10.40 g/t Au over 10.0m, and hole T23RC145 which intersected 12.86 g/t Au over
4.0m.
On September 6, 2023, the Corporation announced high-grade drill results at the Zgounder Silver Mine which continued to demonstrate continuity of mineralization from surface and at depth over the larger footprint of the deposit, including hole ZG-
RC-23-2230-212 near the open-pit area to the East which intercepted 1,242 g/t Ag over 9.0 m.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202519
On September 18, 2023, the Corporation announced high-grade exploration drill results at Boumadine, which extended the main mineralized trend by 400 meters and continued to demonstrate continuity of the Boumadine Main Zone, including hole
BOU-DD23-143 which intersected 1,410 g/t AgEq over 9.3 m and, hole BOU-DD23-161 which intersected 664 g/t AgEq over
8.4m. The Corporation also announced the acquisition of a 6 km² exploration permit east of Boumadine.
On October 12, 2023, the Corporation announced high-grade silver drill results at the Zgounder Silver Mine, including the RC drill hole ZG-RC-C3-23-25 in the open-pit area which intercepted 480 g/t Ag over 17 m, and hole ZG-RC-C3-23-36 which intercepted 1,043 g/t Ag over 5.0m. The Corporation also announced the acquisition of 62.6 km² of exploration permits less than 25km east of the Zgounder Silver Mine as part of a reallocation of exploration permits by the Moroccan Directorate of
Mines.
On November 9, 2023, the Corporation reported results from metallurgical test work on its Boumadine project. The results reported were from a two-step process involving phase I consisting of a flotation circuit and, Phase II completed using the
Albion ProcessTM. The results obtained were of 89% for Ag, 85% for Au, 85% for lead and 72% for zinc.
On November 14, 2023, the Corporation announced interim financial and operational results for the third quarter ended
September 30, 2023, including an Ag production of 519,085 oz, Ag sales of 543,983 oz, mill recovery of 86.6%, 70,258 t of ore processed, revenue of $11.7M, and operating cash flow of $7.7M.
On November 20, 2023, the Corporation announced high-grade drill exploration results at Boumadine, including hole BOU-
DD23-180 which intersected 1,039 g/t AgEq over 23.5m and hole BOU-DD23-184 which intersected 474 g/t AgEq over 30.1m.
These results confirmed both continuity of the Main Trend and its potential from surface and over a very wide area. The
Corporation also announced the acquisition of 2 new mining permits totaling 15.8 km² north-east and south-west of
Boumadine and 1 new mining and exploration permit for a total of 20 km² west of Boumadine.
On November 29, 2023, the Corporation announced high-grade silver drill results from its at-depth drill program at the
Zgounder Silver Mine, including diamond drill hole ZG-23-25 which intercepted 1,075 g/t Ag over 7.5 m, and diamond drill hole
ZG-SF-23-037 which intercepted 1,356 g/t Ag over 4.0m. The results announced confirmed the mineralization at depth at the granite contact outside the resource boundary.
Corporate
On January 13, 2023, the Corporation announced that it had obtained a receipt for a final short form base shelf prospectus further to the filing of a preliminary short form base shelf prospectus, announced on November 4, 2022. The filing of the final short form base shelf prospectus will allow the Corporation, if it chooses, to make offerings of common shares, debt securities, warrants, subscription receipts, or any combination thereof, of up to CA$ 200M during the next 25 months in
Canada.
On January 17, 2023, the Corporation announced that it had entered into an agreement pursuant to which Eight Capital and
Desjardins Capital Markets, as joint bookrunners and co-lead underwriters, together with a syndicate of underwriters
(collectively, the “2023 Underwriters”), had agreed to purchase, on a bought deal basis, 8,485,000 Shares at a price of CA$ 8.25 per Share for gross proceeds of CA$ 70,001,250 (the “2023 Bought Deal Offering”). The Corporation informed that it intended to use the net proceeds of the 2023 Bought Deal Offering to advance its business objectives including for the advancement of its exploration program namely at Boumadine and Zgounder, the funding of the Zgounder Expansion, and for working capital and general corporate purposes.
On January 18, 2023, the Corporation announced the upsizing of its previously announced 2023 Bought Deal Offering and that it had entered into an amended agreement with the 2023 Underwriters pursuant to which the latter had agreed to purchase, on a bought deal basis, 9,697,000 Shares at a price of CA$ 8.25 per Share for gross proceeds of CA$ 80,000,250 (the “2023
Upsized Bought Deal Offering”).The Corporation agreed to grant the 203 Underwriters an over-allotment option to purchase up to an additional 15% of the Shares at the same price, exercisable in whole or in part, at any time on or prior to the date that is
30 days following the closing of the Upsized 2023 Bought Deal Offering.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202520
On January 25, 2023, the Corporation announced that it had closed its previously announced 2023 Upsized Bought Deal
Offering of 11,151,550 Shares at a price of $8.25 per Share for gross proceeds of approximately CA$ 92,000,000, including the full exercise of the over-allotment option in the amount of approximately CA$ 12,000,000.
On February 7, 2023, the Corporation announced that it had closed the $100M ZMSM EBRD Facility to support the Zgounder
Expansion, previously announced on October 25, 2022. The key terms of the ZMSM EBRD Facility include a $92M loan provided by the EBRD and a $8M loan provided by the CTF.
On February 16, 2023, the Corporation announced that its subsidiary, ZMSM, had entered into a 20-year PPA with Energie
Éolienne du Maroc, for the procurement of renewable energy starting upon completion of the Zgounder Expansion. The PPA will allow the new and existing processing plants and surrounding infrastructure to operate predominantly with renewable electricity and supports the Corporation’s objective of implementing responsible mining and climate change initiatives in
Morocco.
On June 15, 2023, the Corporation announced that all nominee directors had been elected at its Annual General Meeting of shareholders and, that Ms. Annie Torkia Lagacé would be imminently appointed to fill the vacancy created the departure of Mr.
Nolet de Brauwere, which would increase women Board representation to over 37%.
On June 29, 2023, the Corporation announced its acquisition of the Tirzzit project, comprising: seven permits, including five exploration permits and two mining licenses, one of which hosts a high-grade historical copper mine; historical data including drill results and geophysics, which Aya will use to launch fieldwork to enhance its understanding of Tirzzit and; a property totaling 67.7 square kilometers.
On July 11, 2023, the Corporation informed that it had released its 2022 Sustainability Report, which sets out its 2022 performance and strategy in ESG matters and shares the story and journey behind the data.
On August 29, 2023, the Corporation announced the first drawdown on the ZMSM EBRD Facility for the Zgounder Expansion, in
the amount of $35M.
Year ended December 31, 2024
Operations
On January 11, 2024, the Corporation announced its 2023 fourth quarter results at the Zgounder Silver Mine, including a total of 450,046 oz of Ag produced, 66,449 t of ore processed at a head grade of 239 g/t, an Ag recovery rate of 86.7%, combined mill availability of 91.3% and mine production of 180,726 t of ore. The Corporation also announced that, for the year 2023, a total of 1,970,646 oz of Ag was produced, 281,634 t of ore were processed at 250 g/t, there was an Ag recovery of 86.9%, the combined mill availability was 93.6% and the total mine production was of 505,989 t of ore, consisting of a 78.7% increase compared with 2022, in line with its mine ramp up plan.  The results beat the performance guidance provided by the
Corporation for the year 2023.
On January 18, 2024, the Corporation announced high-grade drill results from its 2023 completed drill exploration program of
76,000 m at Boumadine, including hole BOU-DD23-223 which intersected 763 g/t AgEq over 38.3 m and, hole BOU-DD23-218 which intersected 1,409 g/t AgEq over 4.2m and 978 g/t AgEq over 5.8m. The results confirmed the continuity and grade of the
Main Trend at Boumadine.
On January 31, 2024, the Corporation announced high-grade silver drill results from its at-depth drill program at the Zgounder
Silver Mine. Results validated the very high-grade nature of the Zgounder Silver Mine, including with diamond drill hole G-23-54 which intercepted 1,846 g/t Ag over 7.0 m and hole DZG-SF-23-292 which intercepted 2,430 g/t Ag over 4.5m. Results also confirmed mineralization near the granite contact including with hole ZG-SF-23-055 which intercepted 672 g/t Ag over 7.5m and, hole ZG-SF-23-056 which intercepted 391 g/t Ag over 11.5m.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202521
On March 5, 2024, the Corporation announced high-grade silver drill results from its at-depth drill exploration program at the
Zgounder Silver Mine, which continued to confirm high-grade silver mineralization near the granite contact. The results included holes ZG-SF-23-084 and ZG-SF-23-092 located in the Central Zone from the 1,950m level, which respectively intercepted 1,089 g/t Ag over 13.5m and, 322 g/t Ag over 17.6m.
On March 28, 2024, the Corporation announced financial and operational results for the fourth quarter and year ended
December 31, 2023, including a record annual Ag production of 1,97M oz, annual ore processed of 281,634 t, cash flow generated by operating activities during the year of $21.2M, revenue of $42.8M, total Ag sales of 2,012,344 oz, and a net income of $5.3M.
On May 2, 2024, the Corporation announced high-grade silver drill results from its at-depth drill exploration program at the
Zgounder Silver Mine in Morocco, comprising holes DZG-SF-24-018 and DZG-SF-24-025, which intercepted 902 g/t Ag over
11.0m, including 1,453 g/t Ag over 6.5m and, 1,548 g/t Ag over 4.0m, including 5,794 g/t Ag over 1.0m, respectively. The results continued to confirm high-grade continuity of silver mineralization at Zgounder. Furthermore, it was announced that the new silver rich intercepts near the granite contact, demonstrated strong resource potential at depth at Zgounder.
On May 13, 2024, the Corporation announced new high-grade drill exploration results from its 2024 program of 120,000 m at
Boumadine. The results announced extended the main mineralized trend by 800m and continued to demonstrate continuity of the Boumadine Main Zone, which remained open in all directions. The Corporation also reported that it had secured the right to
7 additional exploration permits, expanding the Boumadine exploration footprint to over 198 km2.
On May 15, 2024, the Corporation announced its interim financial and operational results for the first quarter ended March 31,
2024, including , including an Ag production of 366,362oz, Ag sales of 238,266 oz, mill recovery of 81.8%, 106,880 t of ore mined , 81,331 t of ore processed and revenue of $5.1M. The Corporation also highlighted that it held 157,457oz of silver in concentrate inventory with an approximate fair value of $3.5 million as at March 31, 2024.
On June 26, 2024, the Corporation announced the beginning of commissioning activities at its new 2,000 tpd mill at the
Zgounder Silver Mine. The announcement specified that the Zgounder Expansion was completed over 95%, with pre-
commissioning activities ongoing in the main process plant areas, tests being conducted on the ball mill, the energization of the silver furnace and systems checks having been completed, the conveyors having been energized and tested, the retort and ventilation having been energized, the pre-commissioning of the renewable-energy power line nearing completion for energization and, the operations commissioning team being fully mobilized, and readiness activities processing in-line with its plan. The Corporation added that the Zgounder Expansion was on track for mill ore feed in early Q3-2024, that the mine’s electrical substation was complete along with the commissioning of the underground electrification, mobile maintenance workshop, and ventilation systems. The Corporation informed that the stockpile now holds over 275,000 t of medium-grade material, in preparation for full-scale commissioning, and in line with its start-up target.
On July 2, 2024, the Corporation announced high-grade silver drill results from its at-depth drill exploration program at the
Zgounder Silver Mine in Morocco, including hole DZG-SF-24-065 having intercepted 2,870 g/t Ag over 6.5 meters m, including
7,229 g/t Ag over 2.0m, which continued to confirm high-grade continuity of silver mineralization at Zgounder.
On July 3, 2024, the Corporation announced that it had completed commissioning of its electrical line and begun powering its
Zgounder Silver Mine with renewable energy.
On July 9, 2024, the Corporation announced that the first silver pour was achieved one week prior at its expanded Zgounder
Silver Mine and that the commissioning activities were progressing to plan.
On July 23, 2024, the Corporation announced preliminary results from its regional geophysical survey of Boumadine. The results announced highlighted the completion of an extensive 2024 regional airborne geophysical survey and multiple potentially parallel, on-trend conductive anomalies similar to known conductors identified at Boumadine main trend.
On August 14, 2024, the Corporation announced interim financial and operational results for the second quarter ended June
30, 2024, including Ag production of 432,667 oz, Ag sales of 521,971 oz, revenue of $13.7M, cash flow generated by operating
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202522
activities of $5.3M,  total ore processed of 80,562 t, total ore mined of 114,025 t, combined mill recovery of 84.7%, and average grade processed of 196 g/t Ag.
On September 4, 2024, the Corporation reported additional high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine which continued to confirm high-grade continuity of silver mineralization, including hole
DZG-SF-24-111 intercepted 2,372 g/t Ag over 6.5m; and 1,042 g/t Ag over 4.5mhole DZG-SF-24-098 intercepted 1,244 g/t Ag over 4.0m, including 2,242 g/t Ag over 2.0m.
On September 6, 2024, the Corporation provided an update on the Zgounder Expansion, informing that it was 98% complete as at August 30,2024,  fully funded, and on budget. The Corporation also informed that its EPC partner, DF, had encountered issues during commissioning of the hydraulic unit of the ball mill and requested a two-month extension for hot commissioning and ramp-up of the Zgounder expanded plant.
On September 16, 2024, the Corporation announced new high-grade drill exploration results from its 2024 program of 120,000
m at Boumadine, including hole BOU-DD24-376  which intercepted 462 g/t AgEq over 2.8m, 2.25 g/t Au, 49 g/t Ag, 7.8% Zn,
0.6% Pb and 0.1% Cu including 2.0m at 494 g/t AgEq. This result extended the Boumadine strike length to 5.4km.
On November 7, 2024, the Corporation announced that the new Zgounder Silver Mine plant had begun processing ore, that it was mechanically complete and that hot commissioning was progressing well.
On November 14, 2024, the Corporation announced its interim financial and operational results for the third quarter ended
September 30, 2024, including Ag production of 355,927 oz, revenue of $11M,  total ore processed of 83,352 t, total ore mined of 120,985 t, combined mill recovery of 83% and average grade processed of 161 g/t Ag.
On November 19, 2024, the Corporation reported high-grade silver drill results from its at-depth drill exploration program at the
Zgounder Silver Mine, which showed good continuity of high-grade silver mineralization, including hole DZG-SF-24-172 which intercepted 2,165 g/t Ag over 21.0 m, including 4,600 g/t Ag over 3.5m and, hole DZG-SF-24-145 which intercepted 4,645 g/t
Ag over 3.0m, including 6,703 g/t Ag over 2.0m.
On December 2, 2024, the Corporation announced that the first silver pour from its expanded Zgounder Silver Mine was completed on November 2, 2024. Additionally, it announced that the hot commissioning was now complete with the gravity circuit currently being commissioned and that all equipment and circuits were operating as expected.
On December 30, 2024, the Corporation announced that it had reached commercial production at its Zgounder Silver Mine on
December 29, 2024. It informed that over a thirty-day period ending on December 29, 2024 a total of 45,683 t of ore were processed at the new mill, that processing rates averaged 84 tph, at 75% availability and,  as such, the mill processed an average of 1,523 tpd, equivalent to 76% of nameplate capacity. Ag recovery was 79%.
Corporate
On January 3, 2024, the Corporation announced the release of its inaugural Climate Change Report that was prepared in alignment with the recommendations of the TCFD and outlines how Aya is addressing climate change risks and opportunities and the resiliency of its Zgounder Silver Mine to climate impacts.
On February 6, 2024, the Corporation announced that it had entered into an agreement pursuant to which Eight Capital, as sole bookrunner, together with a syndicate of underwriters including National Bank Financial Inc., as co-lead underwriter
(collectively, the “2024 Underwriters”), had agreed to purchase, on a bought deal basis, 6,586,000 Shares, at a price of CA$
10.25 per Share (the “2024 Offering Issue Price”) for gross proceeds of CA$ 67,506,500 (the “2024 Offering”). The Company
agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Shares at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. The
Corporation informed that it intended to use the net proceeds of the Offering for the advancement of its exploration and
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202523
development programs at Boumadine, the exploration program at Zgounder Regional, as well as for working capital and general corporate purposes.
On February 14, 2024, the Corporation announced that it had closed its previously announced 2024 Offering and that 7,573,900
Shares were purchased at the 2024 Offering Issue Price, for gross proceeds of approximately CA$ 77,600,000. In connection with the 2024 Offering, the 2024 Underwriters exercised their over-allotment option in full where an additional 987,900 Shares were purchased for aggregate gross proceeds of approximately CA$ 10,125,000.
On February 20, 2024, the Corporation announced a third drawdown on the ZMSM EBRD Facility for the Zgounder Expansion, in
the amount of US $25M. The Corporation informed that a total of US$ 85M had been disbursed from the ZMSM EBRD Facility and that the construction was approximately 83% complete and on budget.
On March 19, 2024, the Corporation announced that it had completed 50% of its airborne MobileMT geophysical survey and secured the right to 6 exploration permits at its Boumadine Project, bringing the Boumadine exploration portfolio to a total of up to 141.4 km².
On April 16, 2024, the Corporation announced that it had filed a Mineral Resource Estimate at its Boumadine Project. The
Mineral Resource Estimate had an effective date of April 15, 2024, and incorporated drilling from 2018 until December 7, 2023, with the addition of 4 later drill holes with results received in early 2024. The Mineral Resource Estimate database consisted of
336 surface diamond drill holes totaling 96,301m.
On May 30, 2024, the Corporation announced the publication of its 2023 Sustainability Report for the year ended December 31,
2023, which presented the Corporation’s progress and achievements across a range of ESG practices and outlined the
Corporation’s commitments to stakeholders.
On May 31, 2024, the Corporation announced that it had filed on SEDAR+ an updated independent technical report prepared in accordance with NI 43-101 for the Boumadine Project.
On June 10, 2024, the Corporation announced that its Shares would be added to the S&P/TSX Composite Index effective prior to the open of trading on June 24, 2024.
On June 21, 2024, the Corporation announced that all director nominees listed in the management proxy circular had been elected as directors of Aya at its annual general meeting of shareholders held the same day and that, all the other proposed resolutions in the proxy circular had been passed by a majority of votes cast.
On June 24, 2024, the Corporation announced that it had completed its fourth and final drawdown under the ZMSM EBRD
Facility for the Zgounder Expansion. The fourth drawdown was in the amount of $15M and brought the total drawn to date equal to the total of the committed ZMSM EBRD Facility at $100M. It followed a site visit by the lenders and their technical advisor.
On September 12, 2024, the Corporation reported that it had entered into non-binding term sheets for the spinout of its
Amizmiz property and the granting of an option on its Tijirit gold project to Mx2 Mining and, that the transaction was subject to confirmatory due diligence and market standard closing conditions.
Year Ended December 31, 2025
Operations
On January 7, 2025, the Corporation announced additional high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine, including holes ZG-RC-24-277 and ZG-RC-24-228 having respectively intercepted 2,425 g/
t Ag over 17.0 m, including 6,311 g/t Ag over 5.0m and, 1,356 g/t Ag over 20.0m, including 1,799 g/t Ag over 14.0m. The silver grade results confirmed the continuity of silver mineralization at Zgounder.
1 Cash and restricted cash consists of cash and cash equivalents of $30.9M and restricted cash of $18.2M as at December 31, 2024..
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202524
On January 21, 2025, the Corporation provided an annual exploration update on its 2024 drill exploration program at the
Zgounder Silver Mine and the Boumadine Project. Regarding the Zgounder exploration, the Corporation highlighted significant mineralization at depth toward the granite contact, extension of the open pit and West near the fault, including hole DZG-
SF-24-172 which intercepted 2,165 g/t Ag over 21.0 me, including 4,600 g/t Ag over 3.5m and, hole ZG-RC-24-277 which intercepted 2,425 g/t Ag over 17.0m including 6,311 g/t Ag over 5.0m. Regarding exploration at Boumadine, the Corporation informed of the extension of Boumadine Main trend to 5.4 km with intersections including hole BOU-DD23-223 which intercepted 763 g/t AgEq over 38.3m (1.53 g/t Au, 311 g/t Ag, 4.4% Zn, 1.8% Pb and 0.04% Cu) and, hole BOU-DD23-230 which intercepted 991 g/t AgEq over 17.6m (2.64 g/t Au, 247 g/t Ag, 7.7% Zn, 1.2% Pb and 0.3% Cu). The Corporation also informed of extension of Boumadine's Tizi zone to 2.0km with intersection such as hole BOU-DD24-310 which intercepted 445 g/t AgEq over 13.7m (4.9 g/t Au, 42 g/t Ag, 0.4% Zn, 0.4% Pb and 0.06% Cu) and, hole BOU-DD24-306 intercepted 1,021 g/t AgEq over
3.0m (11.5 g/t Au, 89 g/t Ag, 0.8% Zn, 0.2% Pb and 0.2% Cu).
On January 23, 2025, the Corporation announced that it had reached and surpassed the nameplate milling capacity at the expanded Zgounder Silver Mine and more specifically that, over a consecutive 30-day period ending on January 20, 2025, the new plant processed a total of 65,990 t of ore, an average of 2,200 tpd and equivalent to 110% of nameplate capacity.
Processing rates averaged 96 tph, at 96% availability and, Ag recovery was 85%.
On February 11, 2025, the Corporation announced production of 491,310 oz of Ag in Q4-2024 at its Zgounder Silver Mine and
production of 383,515 oz of Ag, in January 2025.
On February 24, 2025, the Corporation announced an updated Mineral Resource Estimate at its Boumadine Project, which marked a 120% increase in indicated resources and 19% in inferred resources since the Corporation's April 2024 update.
On March 11, 2025, the Corporation announced production metrics for the month of February 2024, including Ag production of
357,333 oz or 12,762 oz per day, Ag recovery of 83%  due to oxidized ore processing and plant shut down, combined mill availability of 88% and, mine production of 68,967t.
On March 26, 2025, the Corporation announced high-grade silver drill results from its drill exploration program at the Zgounder
Silver Mine, confirming the presence of an additional high-grade zone to the west by the fault, reinforcing the potential to expand Zgounder resources at depth, including holes ZG-SF-24-290 and ZG-SF-24-259 near the granite contact which intercepted 23 g/t Ag over 10.0m and 2,055 g/t Ag over 4.5m and, 1,082 g/t Ag over 8.5m, including 2,133 g/t Ag over 2.7m, respectively. Additionally, holes ZG-RC-24-413 which intercepted 1,001 g/t Ag over 28.0 m, including 2,787 g/t Ag over 7.0m and, ZG-RC-24-452, which intercepted 1,364 g/t Ag over 14.0m, including 2,433 g/t Ag over 6.0m, confirmed the continuity of high-grade mineralization to the east, supporting our confidence in extending the open-pit operation.
On March 28, 2025, the Corporation announced financial and operational results for the fourth quarter and year ended
December 31, 2024, including an annual silver production of 1,65M oz, annual ore processed of 358,919 t, annual revenues reported from silver sales having generated $39.1M and a robust financial position with $49.2M in cash and restricted cash1, as at December 31, 2024.
On March 31, 2025, the Corporation announced the filing of a technical report with an updated Mineral Resource Estimate of the Boumadine Project.
On April 8, 2025, the Corporation reported high-grade drill exploration results from its 2024 - 2025 program at Boumadine, which extended the Tizi mineralized trend by 200 meters, confirmed high-grade continuity along the Boumadine Main Trend and revealed new mineralized structures within the Boumadine regional permits.
On April 11, 2025, the Corporation announced record production results, with 1.07 M oz of Ag produced over the course of  the first quarter of 2025 at the Zgounder Silver Mine. The Corporation also reported, for the first quarter of 2025, 249,743t processed, Ag recovery of 82%, a combined mill availability of 91%, mine production of 194,661t and a mining rate of 2,163 tpd.
2 Non-GAAP Measure. Please refer to the section entitled “Non-GAAP Measures” of the Corporation Q1-2025 MD&A available under Aya’s profile on SEDAR+ at www.sedarplus.ca for additional information about this measure.
3 Cash and restricted cash consists of cash and cash equivalents of $18.3M and restricted cash of $18.3M as at March 31, 2025.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202525
On May 9, 2025, the Corporation reported continued operational progress at the Zgounder Silver Mine, driven by a strong mine ramp up, exceptional mill performance, a clear path to improve recovery, and solid production for the month of April. It was reported that, for the month of April 2025, 2,750 tpd were mined and, mill throughput and availability were averaging 3,025 tpd at 98% availability.
On May 13, 2025, the Corporation announced its interim financial and operational results for the first quarter ended March 31,
2025, including , including an Ag production of 1,068,652 oz,  249,743t of ore processed, mine production increase to 194,661t, record revenues of $ 33,8M, operating cash flow of $7.9M, cash cost per silver ounce sold2 decrease to $18,93/oz,  net income of $6,9M and a robust financial position with $37M in cash and restricted cash3.
On May 21, 2025, the Corporation reported high-grade silver results from its ongoing drill program at the Zgounder Silver Mine, including hole ZG-SF-24-123 near the granite contact which intercepted 1,640 g/t Ag over 12.6m, including 10,104 g/t Ag over
1.0m and 2,747 g/t Ag over 7.0m and, hole DZG-SF-25-412 in the Central zone which intercepted 3,279 g/t Ag over 8.0 m, including 6,425 g/t Ag over 4.0m. The results confirmed strong continuity at depth and reveal a new high-grade zone in the core of the orebody. The Corporation additionally reported that they had identified multiple high-potential targets within the broader Zgounder Regional area
On June 5, 2025, the Corporation reported high-grade drill exploration results from its 2024 - 2025 program at Boumadine, including hole BOU-DD25-513 which intercepted  591 g/t AgEq over 1.8m (5.19 g/t Au, 118 g/t Ag, 1.0% Zn, 0.2% Pb and 0.5%
Cu) and 698 g/t AgEq over 2.9m (5.52 g/t Au, 109 g/t Ag, 5.2% Zn, 0.2% Pb and 0.3% Cu) and, hole BOU-DD25-516 which intercepted 5,373 g/t AgEq over 0.5m (66.7 g/t Au, 111 g/t Ag, 1.6% Zn, 1.0% Pb and 0.1% Cu” and 114 g/t AgEq over 9.0m
(1.24 g/t Au, 6 g/t Ag, 0.2% Zn, 0.1% Pb and 0.1% Cu). These results confirmed strong continuity of the Boumadine Main Trend at depth. Results also extended the of the Imariren mineralized trend by 400 m, including hole BOU-DD25-504 which intercepted 349 g/t AgEq over 6.6m (3.69 g/t Au, 46 g/t Ag, 0.3% Zn, 0.2% Pb and 0.05% Cu), including 1.2m at 851 g/t AgEq and, hole BOU-DD25-511 which intercepted 449 g/t AgEq over 4.9m (1.95 g/t Au, 270 g/t Ag, 0.6% Zn, 0.1% Pb and 0.1% Cu).
The Corporation also informed of the addition of 4 new permits to the west, expanding the Boumadine exploration footprint by
15.7% to over 314.5 km2.
On June 25, 2025, the Corporation reported on silver production for the month of May 2025 at the Zgounder Silver Mine, including Ag production of 353,879 oz, 91,077 kt processed, 88% Ag recovery, 98% mill availability and 71,814 mine production.
On June 26, 2025, the Corporation announced having launched the drill exploration program at Zgounder Far East and the addition of 6 new regional permits to the north, expanding the Zgounder exploration footprint by 11.9% . The Corporation also announced that it had drilled high-grade intercepts which further confirmed the continuity and strength of the mineralization to the east, including hole ZG-RC-24-303 which intercepted 1,970 g/t Ag over 6.0m and, hole ZG-RC-24-434 which intercepted 305
g/t Ag over 11.0m, including 1,348 g/t Ag over 1.0m.
On July 7, 2025, the Corporation reported high-grade drill exploration results from its 2025 program at Boumadine, including the following intercepts on the Boumadine Main Trend: hole BOU-MP25-038 which intercepted 258 g/t AgEq over 3.3 m (2.85
g/t Au, 27 g/t Ag, 0.1% Zn, 1.0% Pb and 0.05% Cu, including 563 g/t AgEq over 1.3m (6.13 g/t Au, 65 g/t Ag, 0.3% Zn, 0.2% Pb and 0.1% Cu) and, hole BOU-MP25-028 which intercepted 286 g/t AgEq over 4.3m (3.27 g/t Au, 19 g/t Ag, 0.3% Zn, 0.1% Pb and
0.1% Cu), including 460 g/t AgEq over 2.1m (5.46 g/t Au, 26 g/t Ag, 0.05% Zn, 0.1% Pb and 0.1% Cu). The following results were reported and marked the extension of the Imariren strike length to 1km: hole BOU-DD25-503 which intercepted 876 g/t AgEq over 1.0m (9.92 g/t Au, 49 g/t Ag, 1.6% Zn, 0.2% Pb and 0.1% Cu) and, hole BOU-DD25-529 which intercepted 365 g/t AgEq over 2.0m (3.66 g/t Au, 52 g/t Ag, 0.5% Zn, 0.5% Pb and 0.1% Cu) The Corporation also highlighted the identification of a new prospective high-grade Asirem zone to the west of Boumadine Main Trend, with grab samples including 3.34 g/t Au and 4.0%
Cu.
4 Non-GAAP Measure. Please refer to the section entitled “Non-GAAP Measures” of the Corporation Q2-2025 MD&A available under Aya’s profile on SEDAR+ for additional information about this measure.
5 Non-GAAP Measure. Please refer to the section entitled “Non-GAAP Measures” of the Corporation Q3-2025 MD&A available under Aya’s profile on SEDAR+ for additional information about this measure.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202526
On July 24, 2025, the Corporation announced production results of the second quarter of 2025, which included Ag production of 1.04M oz, 273,471 t processed, with an average milling rate of 3,005 tpd, Ag recovery of 87%, mine production of 241,288t with an average mining rate of 2,652 tpd and, mill availability of 98%. The Corporation also announced that the operations had been outperforming expectations in the first half of the month of July 2025, that the underground development at the
Zgounder Silver Mine remained on track with the ramp advancing to the 1,825m level and that the ramp-up at the open pit continued with accelerated waste stripping to access high-grade zones.
On August 14, 2025, the Corporation announced interim financial and operational results for the second quarter ended June
30, 2025, including silver production of 1.04M oz, an average of 3,005 tpd of ore processed with mill availability of 98%, Ag recovery average of 86.5% in the second quarter and, a total of 241,288 t of ore mined, consistent with ramp-up plans. The
Corporation announced the following financial metrics for the quarter: record revenue of $38.6M, up 182% YoY, cash cost per silver ounce sold4 of $21.26, operating cash flow of $7.8M and, net income of $8.6M.
On September 9, 2025, the Corporation announced the discovery of a new mineralized zone located north of the open-pit at the
Zgounder Silver Mine,  notably with hole ZG-25-156 which intercepted 167 g/t Ag over 2.0m, in a broader interval of 19.0m.
Moreover, the Corporation reported high-grade results, notably in the west area near the granite contact which further demonstrated the mineralization at depth, including hole ZG-SF-25-319 which intercepted 655 g/t Ag over 4.5m, 670 g/t Ag over 3.0m and 442 g/t Ag over 2.5m.
On September 15, 2025, the Corporation announced drilling results supporting the supporting the discovery of new gold zone at Asirem Zone, west of the Boumadine Main Trend, with hole BOU-DD25-629 which intercepted 1.52 gpt Au over 4.3 m, 1.49
g/t Au over 1.0m and 1.95 g/t over 1.0m, hole BOU-DD25-632 which intercepted 4.53 g/t Au over 1.0m, 2.05 g/t Au over 1.0m,
1.82 g/t Au over 1.0m, 1.47 g/t Au over 1.0m and 0.98 g/t Au over 2.0m and, grab samples up to 12.20 g/t Au and 4.1% Cu north of the Asirem trend. Aya also reported high-grade drill results from the Boumadine Main Trend, including  hole BOU-
DD25-584 which intercepted 369 g/t AgEq over 9.0 m (4.04 g/t Au, 41 g/t Ag, 0.1% Zn, 0.1% Pb and 0.1% Cu, including 535 g/t
AgEq over 4.2m (5.98 g/t Au, 51 g/t Ag, 0.1% Zn, 0.1% Pb and 0.2% Cu) and hold BOU-DD25-589 which intercepted 271 g/t
AgEq over 10.2m (2.90 g/t Au, 29 g/t Ag, 0.1% Zn, 0.1% Pb and 0.1% Cu), including 692 g/t AgEq over 2.6m (7.46 g/t Au, 71 g/t
Ag, 0.1% Zn, 0.1% Pb and 0.4% Cu). High-grade results from the Tizi Zone were also reported, including hole BOU-DD25-550 which intercepted 272 g/t AgEq over 4.6m (1.33 g/t Au, 101 g/t Ag, 1.6% Zn, 1.1% Pb and 0.03% Cu). Finally, it was announced that two new mining licenses had been secured, adding 25.km2 to Aya's regional footprint.
On October 15, 2025, the Corporation announced its operational results for the three-month period ended September 30, 2025, including Ag production of 1,346,882 oz, 305,964t of ore processed, and average head grade of 146 g/t Ag, Ag recovery of
92.5%, mill availability of 95.9% and mine production of 215,405t. The Corporation also provided an operational update, informing that underground development and stope sequencing had advanced during the quarter, supporting an average mining rate of 1,276 tpd at 158 g/t Ag.
On November 4, 2025, the Corporation announced the results of its 2025 Boumadine PEA, which confirmed that the
Boumadine  Project is a robust, capital-efficient project.
On November 11, 2025, the Corporation announced third quarter financial and operational results for the three-month period ended September 30, 2025, including record revenue of $54.3M, a net realized silver price of $39.85/oz, cash costs per Ag oz sold5 of $20.79 and record net income of $12.4M. The Corporation informed that the ramp-up at the Zgounder Silver Mine was nearly complete and that the mill was now running at a steady rate.
6 The reference to “commercial production” relates solely to the processing and sale of material from a historical stockpile and does not indicate that the Boumadine Polymetallic Project has reached commercial production. The project remains at the exploration and evaluation stage.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202527
On November 19, 2025, the Corporation announced the start of commercial production6 from a historical flotation stockpile of precious metal rich pyrite concentrate, located within its Boumadine mining license and, the execution of an offtake agreement with an international buyer for the purchase of the legacy stockpile.
On November 26, 2025, the Corporation announced high-grade results from the ongoing 2025 drill program at Boumadine. The
Corporation reported on its best-ever mineralized intercept as at that day: hole BOU-MP25-087, which intercepted 2,323 g/t
AgEq over 15.0 m (3.31 g/t Au, 1,900 g/t Ag, 4.8% Zn, 1.8% Pb and 0.03% Cu, including 3,858 g/t AgEq over 8.7m (5.37 g/t Au,
3,208 g/t Ag, 6.3% Zn, 2.8% Pb and 0.05% Cu). The Corporation also reported that it had uncovered a new high-grade parallel structure with a long continuous mineralized interval, opening further exploration potential, namely BOU-DD25-623 which intercepted 540 g/t AgEq over 47.3m (0.94 g/t Au, 399 g/t Ag, 1.4% Zn, 1.2% Pb and 0.03% Cu), including 681 g/t AgEq over
10.6m (1.84 g/t Au, 489 g/t Ag, 1.3% Zn, 0.6% Pb and 0.04% Cu) and 1,286 g/t AgEq over 11.7m (1.55 g/t Au, 1,002 g/t Ag, 3.0%
Zn, 3.5% Pb and 0.1% Cu). Moreover, multiple additional high-grade intercepts were reported, including hole BOU-RC25-026 ) –
located approximately 75m south of the current Central pit shell. which intercepted 3,336 g/t AgEq over 6.0m (37.03 g/t Au,
334 g/t Ag, 2.8% Zn, 1.0% Pb and 0.2% Cu), including 8,163 g/t AgEq over 2.0m (102.38 g/t Au, 94 g/t Ag, 2.4% Zn, 1.0% Pb and
0.1% Cu).
On December 9, 2025, the Corporation announced high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine, including the following intersections which confirmed strong continuity of silver mineralization both at depth and around the open-pit area: hole ZG-RC-25-478 located in the open-pit area, which intercepted 677 g/t  Ag over 15.0
m, including 2,138 g/t Ag over 3.0m and, hole T28-25-904, located in the Central Area, which intercepted 1,631 g/t Ag over
7.2m, including 3,100 g/t Ag over 3.6m. Additionally, it was reported that  hole ZG-SF-25-336, which intercepted 2,718 g/t Ag over 1.3m, extended mineralization further west, thereby continuing to push the limits of the Corporation's then-current resource model.
On December 18, 2025, the Corporation announced that it had filed the Boumadine PEA Report presenting the recently completed PEA for Boumadine, and presented project highlights. along with an updated sensitivity analysis from its November
4, 2025 press release.
Corporate
On February 4, 2025, the Corporation announced it had secured the right to four additional mining licenses, expanding the
Boumadine exploration footprint by 28.3% to over 272 km2.
On April 14, 2025, the Corporation announced the appointment of Mr. John Burzynski to its Board as an Independent Director
and, concurrently, that Mr. Nikolaos Sofronis had stepped down from the Board for health reasons.
On April 16, 2025, the Corporation announced the closing of the strategic transaction with Mx2 Mining Inc., which included the transfer of rights to the Amizmiz Gold Project to Mx2, and the continued involvement of Aya in the project with an investment of CA$ 1M in the financing of the transaction resulting in a 42.3% ownership interest and, the appointment of Aya CEO and
CFO to Mx2’s Board of Directors.
On May 12, 2025, the Corporation announced that it had secured a $ 25M credit facility from EBRD (the "BGM EBRD Facility"), which proceeds were intended to support the development of the Corporation’s Boumadine Project and enhance financial flexibility as part of Aya’s growth strategy in Morocco.
On May 15, 2025, the Corporation announced that it had published its 2024 Sustainability Report, which was prepared in alignment with the TCFD framework and the 2021 Global Reporting Standards, including those pertaining specifically to mining.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202528
On June 10, 2025, the Corporation announced that it had entered into an agreement pursuant to which Desjardins Capital
Markets (“Desjardins”), as sole bookrunner, together with a syndicate of underwriters including National Bank Financial Inc.
and BMO Capital Markets, together with Desjardins as co-lead underwriters, (collectively, the “2025 Underwriters”), had agreed to purchase, on a bought deal basis, 7,491,000 common Shares, at a price of CA$ 13.35 per Share (the “2025 Bought-Deal
Issue Price”) for gross proceeds of CA$ 100,004,850 (the “2025 Bought-Deal Offering”). As part of the bought-deal, the
Corporation agreed to grant the 2025 Underwriters an over-allotment option to purchase up to an additional 15% of the Shares at the Issue Price, exercisable in whole or in part, within 30 days following the closing of the 2025 Bought-Deal Offering (the
“Over-Allotment Option”).
On June 11, 2025, the Corporation announced the upsize of the previously announced 2025 Bought-Deal Offering, with the
2025 Underwriters having agreed to increase the size of its equity financing to purchase 9,363,300 Shares at the Issue Price for gross proceeds of CA$ 125,000,055 (the "2025 Upsized Bought-Deal Offering").
On June 12, 2025, the Corporation announced the filing of a prospectus supplement to its short form base shelf prospectus dated June 10, 2025, with respect to the 2025 Upsized Bought-Deal Offering previously announced.
On June 18, 2025, the Corporation announced the closing of the previously announced 2025 Upsized Bought-Deal Offering and the full exercise of the Over-Allotment Option, for aggregate gross proceeds of approximately CA$ 143,750,000. The
Corporation informed that it intended to use the net proceeds of the 2025 Upsized Bought-Deal Offering to advance its business objectives, including for the advancement of its exploration program at Boumadine, the exploration program at
Zgounder Regional, and for working capital and general corporate purposes.
On June 20, 2025, the Corporation announced the results of its Annual General Meeting, including the election of all director nominees.
On June 23, 2025, the Corporation announced the closing of the previously announced BGM EBRD Facility.
On August 7, 2025, the Corporation announced that its subsidiary, ZMSM, had received a payment of approximately US$8 M under bank guarantees issued on behalf of DF, the engineering, procurement and construction contractor for the Zgounder
Expansion Project. See section "Legal Proceeding and Regulatory Actions".
On December 16, 2025, the Corporation announced that it had filed the Updated Zgounder Technical Report, which includes updated P&P Reserves, and MRE, along with an accompanying updated LOM plan.
Recent Events  - 2026
Operations
On January 13, 2026, the Corporation announced the 2025 fourth quarter and full year silver production results. For the fourth quarter of 2025, were reported: a record of 1.37M oz of Ag produced, an average of 3,796 tpd of ore processed, and an average head grade processed of 134 g/t Ag. For the full year, Ag production was 4,829,151 oz (193% YoY increase), 1,178,420 t of ore were processed  (228% YoY increase), and average head grade processed of 125 g/t Ag (15% YoY decrease), Ag  recovery of
88.4% (5% YoY increase), mill availability of 96% (2% YoY increase) and, mine production of 1,038,132 t (134% YoY increase).
On January 20, 2026, the Corporation announced having achieved financial completion under its US$100 million project loan with the EBRD for the expansion of the Zgounder Silver Mine, demonstrating the mine’s successful transition to commercial production, as well as material compliance with financial covenants and the Environmental and Social Action Plan.
On January 21, 2026, the Corporation provided a full-year 2025 exploration update, summarizing the results of its drilling programs at the Zgounder Silver Mine and the Boumadine Project.
7 Non-GAAP measures refer to the Corporation's news release dated January 27, 2026 entitled "Aya Gold & Silver Provides 2026 Outlook and
Strategic Priorities", available under Aya’s profile on SEDAR+ , for additional information on these measures.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202529
On February 18, 2026, the Corporation announced high-grade silver drill results from its drill exploration program at the
Zgounder Silver Mine, which confirmed the strong continuity of silver mineralization both at depth and around the open-pit area. The Corporation also reported that the new intersection at depth near the Western Fault contact in hole ZG-SF-25-340, which intercepted 336 g/t Ag over 5.5m, extends mineralization further west, continuing to push the boundary of the
Corporation's resource model.
On February 24, 2026, the Corporation announced that it had identified a new parallel structure 500m East of the Boumadine
Main Trend, with hole BOU-DD25-707 having intercepted 115 g/t AgEq over 2.5m (1.15 g/t Au, 18g/t Ag, 0.0% Zn, and 0.1% Cu), and 331 g/t AgEq over 0.8m (3.68 g/t Au, 27 g/t Ag, 0.1% Zn, 0.1% Pb and 0.2% Cu). The Corporation also reported new high-
grade drill intercepts, including hole BOU-DD25-728 which intercepted 255 g/t AgEq over 11.9m (1.55 g/t Au, 83 g/t Ag, 1.7%
Zn, 0.5% Pb and 0.1% Cu, including 337 g/t AgEq over 7.9m (2.07 g/t Au, 112 g/t Ag, 2.1% Zn, 0.6% Pb and 0.1% Cu) and, hole
BOU-DD25-742 which intercepted 166 g/t AgEq over 17.1m (1.34 g/t Au, 25 g/t Ag, 1.2% Zn and 0.5% Pb), including 301 g/t
AgEq over 3.5m (2.80 g/t Au, 35 g/t Ag, 1.8% Zn and 0.3% Pb).
On March 12, 2026, the Corporation announced the commencement of a work program designed to support a feasibility-level study for the Boumadine Project, representing the next key milestone in advancing the Boumadine Project.
Corporate
On January 14, 2026, the Corporation announced that Mr. Robert Taub, Chair of the Board, and Dr. Jürgen Hambrecht, Lead
Independent Director, would not stand for re-election at the Corporation’s upcoming annual meeting of shareholders, and will retire from the Board at the conclusion of their current terms. In connection with the Board transition, the Corporation informed that the above-mentioned Board members had sold, by way of secondary market transaction, a total of 7.5M Shares and, that, on the same date, members of the executive management team had sold 1.1M Shares.
On January  27, 2026, the Corporation provided a 2026 outlook and presented the Corporation's key operational and strategic priorities. The 2026 outlook included Zgounder production of 5.2 to 5.8M oz Ag, at an average cost of $21.50/oz and,
Boumadine pyrite stockpile reclaiming and commercialization of approximately 1.0Moz AgEq1 at $10.10/oz AgEq cash cost7.
The 2026 operational and strategic priorities announced included the optimization of the Zgounder Silver Mine through growth capital investments of $ 36M allocated to key projects and the proposed listing of the Corporation's Shares on a U.S. stock exchange to broaden investor access and enhance liquidity.
BUSINESS
Aya is a publicly traded Canadian company focused on the operation, acquisition, exploration and development of silver and gold deposits. The Corporation currently has one operating asset – the Zgounder Silver Mine, and one advanced stage development asset – the Boumadine Project. The Zgounder Silver Mine, the Boumadine Project and its exploration asset
Imiter-bis, are located along the prospective South-Atlas Fault in Morocco.
Summary
The Corporation mines, produces, exports, and sells its silver doré bars from its Zgounder operation. All of the revenue from the Zgounder Silver Mine is derived from the production and sale of silver doré bars, which is refined in Switzerland and sold on a regular basis at prevailing market prices.
The Corporation also recovers precious metals from a stockpile generated during legacy lead and zinc flotation operations.
The pyrite concentrate is reclaimed from the stockpile, crushed, and shipped to an international buyer, and is sold pursuant to
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202530
an offtake agreement under which payable gold and silver are priced based on prevailing market prices, subject to agreed payable percentages, and net of applicable treatment and refining charges.
In 2025, total sales of silver doré and pyrite concentrate for the year amounted to $202,102,000 compared to $39,116,711 in
2024. Silver and gold prices fluctuate widely and are affected by numerous factors such as, but not limited to, industrial and investment demand (such as from banks and other investors), retail demand for the metal, macro economic conditions, inflation, exchange rates, interest rates, global and regional political and economic crises. The demand and supply of silver usually affects prices but not necessarily in the same manner as other commodities.
Production
Zgounder is mined through a combination of open-pit and underground methods, with the open pit utilizing conventional drill-
and-blast, and the underground employing both cut-and-fill and longhole stoping. Commercial production from the expanded plant was declared on December 29, 2024, with silver produced through cyanide leaching and refined into silver-doré bars.
Silver concentrate production was stopped in January 2025.
Aya significantly changed its mining operations at the Zgounder Silver Mine in 2021 by moving from a shrinkage-stope mining method to a cut-and-fill method. Furthermore, increased mechanization began in 2021 with the introduction of the mine’s first jumbo. The changes remained in effect in 2022 with a look towards increasing mechanization, while looking towards ramp up of production with bringing online the new plant in 2024.
The year 2022 had a production of 1,880,707 oz, a 17.5% increase compared with 2021 (1,600,646 oz), the processing of
254,976 t of ore, at 265 g/t in 2022, a 13.6% increase compared with 2021, combined silver recovery of 86.6%, combined mill availability of 91.7%, and mine production of 283,090 t of ore.
In 2023, 1,970,646 oz were produced, a 4.7% increase compared with 2022. 281,634 t of ore were processed at a grade of 250 gpt through 2023. Mining rate significantly increased in preparation of the new plant commissioning and 493,340 t of ore were mined at a grade of 213 gpt. 88,586 t came from the open pit at a grade of 185 gpt, as per mining plan.
In 2024, 1,646,265 oz of silver were produced. 358,919 t of ore were processed at a grade of 171 gpt. The Zgounder Expansion was completed, commissioned and commercial production was declared on December 30, 2024. 444,375 t of ore were mined at a grade of 162 gpt. 182,914 t came from the open pit at a grade of 184 gpt.
In 2025, for the Zgounder mine: 4,829,151 oz of silver were produced, 1,178,420 t of ore were processed at a grade of  145 gpt
Ag, 1,038,132t of ore were mined at a grade of  139gpt Ag, out of which 644,956t came from the open pit at a grade of 130 ppm, and 393,176t came from the underground at a grade of 154gpt. For the Boumadine stockpile reclaim: a total of 172,129 oz of silver equivalent were produced, at a Ag/Au ratio of 71. 13 498t were extracted and crushed from the historical pyrite stockpile at a grade of 2.87gpt Au and 192gpt Ag.  For the corporation, in 2025, a total of 5,001,280 oz of silver equivalent were produced.
Specialized Skills and Knowledge
The Corporation hired its personnel from different mining operations across Morocco, West African countries, Australia and
Canada, amongst others, each of which are hosts to several higher education institutions specializing in mining engineering and geology, as well as to several significant mining companies and operations. The team has extensive skills, knowledge and experience in geology, engineering, mining planning, mining operations, legal and regulatory compliance, finance and accounting. This know-how and workforce pool allows Aya to advance its projects with confidence. See “Risk Factors –
Availability of Workforce and Labour Relations”.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202531
Competitive Conditions
Mining is a competitive industry, particularly when it comes to acquiring mineral reserves and resources. Aya competes with numerous other mining companies, including larger, and well-established mining companies with significant financial and technical capabilities, in the identification and acquisition of prospective silver and other precious metals mining properties.
Aya’s continued success and growth depend not only on developing its current properties, but also on its ability to identify, evaluate, and acquire future exploration or producing properties and permits. Although Aya is a fully permitted silver producer in Morocco, is well established and has a reputation as an effective operator, there can be no assurance that its acquisition or organic development efforts will succeed in the future. See “Risk Factors”.
Components
The Corporation imports most of its reagents and consumables such as cyanide, zinc powder, steel balls, flocculant, and lead nitrate from China and Europe. The prices are based on international market rates. The Corporation, with a view to manage market fluctuations and availability, maintains a four-month reserve at its storage facilities. The remainder of the raw materials are available locally without issue.
Cycles
Mineral exploration, development, and production are influenced by commodity price cycles. Gold and silver prices can be highly volatile and are impacted by a variety of factors, such as global supply and demand, inflation, exchange rates, interest rates, producers' forward selling, central bank activity, production levels, and political, economic and financial conditions at both a global and regional levels, as well as other factors outside the Corporation's control. See also "Risk Factors - Precious
Metal Price Volatility" and "Risk Factors - Price Volatility of Other Commodities".
Environmental Protection
Aya’s primary objective is to minimize potential impacts of its activities and to continue to improve its environmental performance. Each mining project is subject to environmental assessment and permitting processes during development. The
Corporation works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.
Aya is subject to strict environmental laws and regulations in connection with its exploration, development, construction, mining, and reclamation activities in Morocco. Our policy is to conduct business in a way that safeguards public health and the environment. All of Aya's mining, exploration and development activities are subject to local laws and statutory and regulatory requirements relating to the protection of the environment, including, but not limited to, air quality, water management and quality, solid and hazardous waste management and disposal, land use and reclamation. Failure to comply with these environmental laws or regulations could result in fines, penalties, the suspension or revocation of permits, civil sanctions or lawsuits.  For a complete discussion on environmental risks and their potential impact on the Corporation, see “Environmental
Matters” and “Uninsured Risks” in the Risks Factors section of this AIF.
The Corporation’s total liability for reclamation and closure cost obligations on December 31, 2025 was $3,243,775. For more information, please see note 11 to the Corporation’s annual financial statements for the fiscal year ended December 31, 2025.
Permits
Exploration and production activities on the Corporation’s properties require permits from local authorities. Such activities are subject to local laws and regulations governing exploration activities, mining activities, exports, taxation, labor standards, health and safety, land use and environmental protection. Failure to comply with applicable laws and regulations and permit requirements or amendments to them could have a harmful effect on the Corporation and could cause an increase of capital expenditures, exploration costs or production costs, or a decrease in the levels of production. Such amendments or the
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202532
implementation of such laws and regulations could further cause the abandonment or delay the development of certain properties of the Corporation.
In order for the Corporation to commence exploration or mining activities on its various properties, the Corporation must obtain all the required approvals and permits including local, provincial and other government approvals. Additional permits or studies, which may include environmental impact studies, are necessary prior to launching the mining phase on properties in which the Corporation may have an interest. To that effect, no assurance can be provided or obtained that the Corporation will be able to obtain or maintain all required permits to commence the construction, development or operation of mining facilities on these properties on terms which enable operations to be conducted at economically justifiable costs.
As of January 1st, 2025, Aya owns or has options to own, in relation to all of its properties in Morocco: 23 mining licenses; 2 mining permit issued under the former mining legal regime in Morocco and currently in process of being converted into a mining license; 36 exploration permits, and one exploration authorization.
Employees
As at February 1st, 2026, the Corporation had a total of 786 employees based in Morocco and 24 employees based in Canada.
Foreign Operations
As at December 31, 2025, all mining properties in exploration and development of the Corporation as well as production activities and equipment are located in Morocco.
Reorganizations
As part of its development and optimization strategy, at the end of 2025 and beginning of 2026 the Corporation proceeded to a corporate reorganization which consisted in transferring ownership of Aya's Moroccan subsidiaries (BGM and ZMSM) to its
UAE-based subsidiaries. The intercorporate relationships among Aya and its subsidiaries further to the reorganization is presented in the section of this AIF entitled "Corporate Structure - Intercorporate Relations".
Social and Environmental Policies
The Corporation has a broad range of policies covering environmental, social and governance topics including the following, which are all available on our Website at: https://ayagoldsilver.com/about/governance/.
•Anti-Corruption and Anti-Bribery Policy
•Code of Business Conduct and Ethics
•Cybersecurity Policy
•Environment Policy
•Health and Safety Policy
•Human Rights Policy
•People Policy
•Social Performance Policy
•Suppliers Code of Conduct
•Tailings Management Policy
•Whistleblowing Policy
Aya’s policies reflect its engagement to the health and safety of its workers, the environment, and local communities. It is applicable to all aspects of Aya's operations, including exploration, project development, mining, and closure and rehabilitation
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202533
of mine sites. The policies apply to the directors, officers and employees of Aya. The policies also apply to Aya's suppliers, consultants, contractors and sub-contractors who do business with the Corporation. Employees are trained periodically on the policies and suppliers are required to meet the standards set out in all corporate policies referenced therein, including the
Suppliers Code of Conduct.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202534
ZGOUNDER SILVER MINE
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202535
Current Technical Report
The most recent technical report on the Zgounder Silver Mine (“Zgounder”, the “Zgounder Silver Mine”, or the “Project”) is the
technical report entitled "Technical Report - Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver
Mine Operation, Kingdom of Morocco” dated December 16, 2025, with an effective date of December 16, 2025, prepared for
Aya and authored by the Qualified Persons named in paragraph (i) of the Section of this AIF entitled "Interests of Experts" (the
“Updated Zgounder Technical Report”). Except if stated otherwise hereinafter, the information set forth below is based on  and stated as of the effective date of the Updated Zgounder Technical Report, which is available under Aya’s profile on SEDAR+ at
www.sedarplus.ca.
The scientific and technical information set out in this section has been prepared under the supervision of, or reviewed by, and approved by Mr. David Lalonde (P.Geo.), Vice-President, Exploration, and Mr. Raphael Beaudoin (P.Eng.), Vice-President,
Operations, each a Qualified Person under NI 43-101.
Project Description, Location and Access
Project Description
The Zgounder Silver Mine is located in the province of Taroudant. The Zgounder exploitation license 393459 (formerly exploitation permit No. 2306) covers 16 km2 and is valid until October 17, 2027. It includes the Zgounder mine, tailing facilities, mine infrastructure and camp. The mining license provides surface rights and access to the Zgounder Mine and allows any type of mining. In addition, property in the Zgounder area consists of 8 mining licenses and 15 exploration permits spread over an area of 378 km2 (Figure 2). The permits and licenses are distributed within a 40 km radius of the Zgounder Silver Mine
(Figure 2 and Table 1).
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202536
Figure 2 - Land Tenure in the Zgounder Property Area
Table 1- Aya Mining Licenses and Exploration Permits in the Zgounder Property Area1

Permit ID	Permit Type[2]	Area (km²)	Interest of Aya[3]	Granted	Expires
LE-393459[4]	Licence d'exploitation	16	100% ownership	10/17/2017	10/16/2027
LE-383782	Licence d'exploitation	16	100% ownership	7/28/2023	7/27/2033
LE-383784	Licence d'exploitation	15.14	100% ownership	7/28/2023	7/27/2033
LE-393478	Licence d'exploitation	11.86	100% ownership	11/16/2018	11/16/2028
LE-393507	Licence d'exploitation	4.63	100% ownership	7/30/2018	7/29/2028
LE-393571[7]	Licence d'exploitation	52.07	Option to acquire 100% interest	8/4/2019	8/3/2029
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202537

LE-393612	Licence d'exploitation	12.44	100% ownership	7/30/2015	7/29/2032
PR-3843287	Permis de Recherche	13.92	100% ownership	6/17/2023	6/16/2026
PR-3843289	Permis de Recherche	15.93	100% ownership	6/17/2023	6/16/2026
PR-3843461	Permis de Recherche	16	100% ownership	5/27/2025	5/26/2028
PR-3843465	Permis de Recherche	6.66	100% ownership	5/27/2025	5/26/2028
PR-3843466	Permis de Recherche	11.07	100% ownership	5/27/2025	5/26/2028
PR-3843474	Permis de Recherche	4.83	100% ownership	5/27/2025	5/26/2028
PR-3843476	Permis de Recherche	3.8	100% ownership	5/27/2025	5/26/2028
PR-3942763	Permis de Recherche	5.78	100% ownership	5/29/2025	5/28/2028
PR-3942111[6]	Permis de Recherche	71.09	100% ownership	7/8/2022	7/7/2025
PR-3942112[6]	Permis de Recherche		100% ownership	7/8/2022	7/7/2025
PR-3942113[6]	Permis de Recherche		100% ownership	7/8/2022	7/7/2025
PR-3942114[6]	Permis de Recherche		100% ownership	7/8/2022	7/7/2025
PR-2341044[6]	Permis de Recherche		100% ownership	7/29/2015	7/29/2022
PR-2341045[6]	Permis de Recherche		100% ownership	7/29/2015	7/29/2022
PR-2341046[6]	Permis de Recherche		100% ownership	7/29/2015	7/29/2022
PR-2341047[6]	Permis de Recherche	11.48	100% ownership	7/29/2015	7/29/2022
PR-3842368	Permis de Recherche	16	100% ownership	4/29/2021	4/28/2028
PR-3842385	Permis de Recherche	15.83	100% ownership	4/29/2021	4/28/2028
PR-3842387	Permis de Recherche	9.52	100% ownership	4/29/2021	4/28/2028
PR-3842394	Permis de Recherche	13.14	100% ownership	4/29/2021	4/28/2028
PR-3842424	Permis de Recherche	3.59	100% ownership	4/29/2021	4/28/2028
PR-3941556[5]	Permis de Recherche	16	100% ownership	3/22/2018	3/22/2025
PR-3941282[7]	Permis de Recherche	16	Option to acquire 100% interest	5/12/2020	5/12/2024
Notes
1. Mineral tenure information is effective as of November 11, 2025.
2. "Permis de recherche" means exploration permit, and "licence d’exploitation" means mining license.
3. In this table, “Aya” refers to the Corporation or it subsidiary ZMSM.
4. The Zgounder Mining License.
5. Permits expired with application submitted for conversion into mining licenses, waiting of signature by the competent authority.
6. Permits expired with application submitted for conversion into mining licenses, waiting of signature by the competent authority. Permits to be transformed into one mining license
7. Permits in the process of being transferred from the ONHYM.
In 2012, Maya and ONHYM signed an agreement for the development and the operation of the Zgounder Silver Mine through a local operating company, ZMSM. As part of this agreement: (i) the ONHYM received a 15% free-carried interest in ZMSM, which would become participating once the historical resource would be mined; (ii) Maya retained 85% in ZMSM; and (iii) the
ONHYM received a royalty of 3% payable annually on the revenues from the mining permit no. 2306 (now known as mining license LE-393459), without expiry.
On December 14, 2022, Aya acquired the ONHYM's 15% interest in the Zgounder Silver Mine and five adjacent permits to the
Zgounder Silver Mine for a total consideration of 67 million dirhams (approximately US$6.5 million). The ONHYM maintained its 3% royalty on the mining permit no. 2306 (now known as mining license LE-393459), and was extended to cover production from the newly acquired permits.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202538
On May 17, 2013, Maya entered into a net-profit interest agreement with Global Works, Assistance and Trading S.A.R.L
(“Glowat”) whereby Maya would pay Glowat annually a royalty equal to 5% of the gross revenues from sales generated by the mining permit no. 2306, less mining and processing costs. On June 28, 2023, Aya and Glowat jointly agreed to terminate the net-profit interest agreement with no amount remaining payable to Glowat thereunder.
Project Location, Access and Facilities
Zgounder is accessible from the City of Agadir via well-maintained paved highways N10 and P1706 that run east for 205 km to
Taliouine in the Taroudant Province. Most of the remaining 61 km to the Mine are via a paved road to the village of Askaoun.
The final 5km drive to the Zgounder Silver Mine site is via a dirt road that could be upgraded. A 225 km paved road from
Marrakesh to Askaoun via Agouim is presently under construction.
The Zgounder Silver Mine is located between 1,825 and 2,200 MASL, on the western flank of the Siroua Massif of the Anti-
Atlas Mountains. This region is separated from the influence of the Mediterranean climate by the High Atlas Mountains to the north, and therefore, shares the Sahara climate. Vegetation is limited to minor alpine flowers, mosses, lichens and small evergreen trees. Wheat is cultivated.
The main villages are located near rivers for water sources and select vegetation (cereals, vegetables and some trees). The local population is exclusively Amazigh with a semisedentary lifestyle. The economy is principally supported by livestock, agriculture and food trade (saffron, potatoes, dates), and manufacture of traditional carpets. Basic supplies, such as food and limited accommodation, are available at Askaoun. The larger City of Talioune offers more amenities and services. Special items must be purchased from Agadir. The mining manpower for the Zgounder Silver Mine resides in nearby villages, located from 5 km to 10 km from the Zgounder Silver Mine site. Skilled labour is available in nearby villages and some inhabitants were employees of previous operators of the Zgounder Silver Mine. Mine site facilities include crew houses, offices, drill core shack, a mine portal and trails linking mine entrances. Power is connected to the national grid by an electrical station.
History
The Zgounder Deposit has a long history of intermittent exploration and mining activities from ancient times to present day.
Zgounder was first exploited between the 10th and 12th Century mainly in exposed oxidized zones with native silver stringers in veins.
Modern history commenced with the Bureau de Recherches et Participations Minières ("BRPM") and the completion of several drilling campaigns between 1950-1979. The Société Minière de Sidi Lahcen ("SOMIL"), a subsidiary company from the BRPM, started mining activity in 1982. Production ceased in 1990 due to the drop of the silver price below $ 5/oz. During that period, the SOMIL mined exclusively underground; extracting approximately 500,000 tonnes at an average grade of 330 g/t Ag, for a total of 5.3 Moz of silver.
Despite the cessation of mining production, BRPM continued exploration activities until the project was ceded in 1999. In
2002, Comagnie Minière de Touissit ("CMT") looked at resuming mining production; over 2 years, they conducted exploration drilling from surface and underground. In parallel, CMT also developed 980 m of exploration underground cross-cuts and drives.
The Corporation acquired Zgounder in January 2012 and directly committed to rehabilitate dormant infrastructures. In 2014, the Corporation commissioned GoldMinds Geoservices Inc. ("GMG") to prepare the first MRE and a PEA in compliance with NI
43-101 for the Zgounder Silver Mine, in order to resume mining and exploitation. The Corporation  publicly disclosed a Pre-
Feasibility Study  on May 2014, which was jointly prepared by GMG and SGS. Processing operations commenced in July 2014 and the Corporation announced the first silver pour in August 2014 and production of the first 20 silver ingots.
In 2018, the Corporation released a PEA that included the construction of a new flotation plant. The plant was completed in early 2019, commissioned in April, and achieved commercial production in May 2019.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202539
In 2021, Aya mandated P&E  to prepare a new MRE based on new drilling information. The MRE was prepared in October 2021 and a subsequent update was completed in December 2021. The 2021 MRE supported the project expansion for the Zgounder
Feasibility Study.
In 2025, a new MRE was prepared, including all drilling done until June 30th, 2025.
Geological Setting, Mineralization and Deposit Types
Zgounder is located on the northwestern flank of the Siroua inlier, near the central part of the Anti-Atlas. The Zgounder Deposit, within the Siroua inlier, is dominated by Neoproterozoic volcano-sedimentary rocks of the Sarhro Group. Within this sequence, the Tadmant Rhyolite intrudes the greywackes of the Sarhro Group. Deformation of the Sarhro Group was followed by the emplacement of the Assarag intrusive suite, which includes the Askaoun Batholith, at the far west of Zgounder. Subsequent post-orogenic collapse produced a series of extensional basins and the deposition of the volcano-sedimentary Ouarzazate
Group, which overlies the older units unconformably. Post-orogenic collapse also generated a network of N-, E-, NE-trending conjugate faults and fractures.
The deposit occurs along the northern contact between the Tadmant Rhyolite/dolerite intrusion and laminated siltstones of the Imghi Formation, western segment of the Sarhro Group. Both units strike approximately east–west, and the sedimentary beds dip steeply (~70°) southward. The rhyolite–sediment contact is subvertical and irregular. The deposit trends west over 1 km, from the eastern granophyre, Assarag Suite, contact at surface westward to the Zgounder Fault, a major north-trending subvertical structure. Further east, the Ouarzazate Group volcanics, consisting of horizontally stacked ignimbrites, overlie the intrusive contact. The granophyre outcrops at surface in the east and extends westward beneath the Imghi sediments at a shallow (~30°) dip toward the WSW, where it transitions into more granitic and granodioritic phases.
Zgounder structural framework is typically characterized by pinch-and-swell structures with intense brecciation, associated damage zones on both sides of the fault, multiple minor structures in close. The deposit-scale principal structures-oriented E–
W are interpreted as relatively late, brittle faults. These faults crosscut and have possibly re-activated NNW- to NE-oriented conjugate fault sets. The apparent dip-slip movement on the E-striking principal fault may have led to the development of drag fold or ‘rip-up’ features at the rhyolite-metasediments contact, creating a high strain corridor. Enhanced permeability were created along pre-existing faults and fault intersections at the rhyolite-metasediments contact, in which subsequent Ag deposition was facilitated by Ag-rich circulating fluids.
The Ag mineralization in the metasediments is predominately fracture filling or disseminated but can also be associated with hydrothermal breccias and quartz veins. Locally, silver occurs as fracture-filling hosted by the younger intrusive units—both within the rhyolite at the metasediment contact and within centimeter-thick granite offshoots that intrude the metasediments.
Mineralization at Zgounder can be separated into two successive paragenetic stages (Essarraj et al., 1998; Marcoux and
Wadjinny, 2005). The first stage (Fe-As) was pyrite and arsenopyrite with rare native Ag. The second stage (Ag-Zn-Pb-Cu-Hg) is characterized by native Ag-Hg amalgam and small quantities of the Ag sulphide acanthite. Other subordinate Ag mineral species include polybasite, pearceite and argentiferous sulphosalt minerals (proustite, tennantite and tetrahedrite). Additional sulphide minerals, such as pyrite, galena, sphalerite and chalcopyrite, are accompanied by the gangue minerals quartz, chlorite and carbonate. The age of Ag mineralization is poorly constrained, but it is known to postdate the volcano-sedimentary units at
Zgounder due to crosscutting relationships. It has been interpreted to be coeval with the magmatic event responsible for the emplacement of the Askaoun batholith.
Zgounder has been described as an epithermal Ag–Hg system, associated with felsic magmatism and hydrothermal activity.
Although some geological, structural, mineralogical, and geochemical observations support this interpretation, recent field and drilling evidence indicate a mesothermal character of the mineral deposit. These findings indicate the need for further refinements of the genetic model and warrant further investigation as part of the Corporation’s ongoing geological evaluation.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202540
Exploration
Exploration activities conducted within the Zgounder Mining License area are multidisciplinary, aimed at improving geological understanding and identifying new zones of mineralization. Work completed to date includes regional and detailed geological mapping, mineral prospection, stream-sediment and rock sampling, hyperspectral imagery acquisition, both airborne and ground geophysical surveys, and drilling.
Satellite-Based Hyperspectral Surveys
At the end of 2021, CGG carried out a satellite-based geological and mineral mapping study for Aya. The objective of the hyperspectral program was to enhance the regional geological understanding of the Zgounder property by identifying lithological and structural features, and by generating exploration targets from spectral alteration patterns that vector toward hydrothermal centers and ore zones.
The program was completed over the mining license and the surrounding region (650 km2) in two stages: a regional interpretation at 1:25,000 scale outlining the main structural trends and alteration zones, followed by a detailed study at
1:5,000 scale focused on priority areas.
Several satellite datasets were processed and interpreted by CGG to support regional and detailed geological mapping.
Copernicus elevation data and multispectral Sentinel-2 imagery provided the base for regional geological interpretation and structural analysis. ASTER and PRISMA imagery was used for its spectral capability to identify clay, iron, and carbonate alteration associated with hydrothermal systems and intrusive activity. For high-resolution work over the license area,
WorldView-3 imagery was employed for detailed structural and spectral mineral mapping, as well as lithological classification.
Results highlighted strong argillic alteration zones overlapping at surface with the mapped metasedimentary unit that hosts the deposit mineralization, and chlorite alteration at the dolerite/rhyolite contact zone. PRISMA data mapped the argillic alteration to include montmorillonite and goethite. This alteration signature is characteristic for hydrothermal alteration zones enriched in Fe-bearing minerals and can be applied to look for similar zones of alteration during a regional scale acquisition.
Interpretation of WorldView-3 imagery enabled the identification of dykes as narrow as a few meters in width, visible on both optical and mineral composite maps. Regional structural analysis reveals dominant NNE–SSW and NW–SE trends, with a subordinate E–W orientation also observed. Evidence of fault kinematics is limited but locally indicated by minor offsets in the dykes. ASTER data further distinguishes iron-oxide alteration associated with the Miocene volcanic rocks east of Zgounder, highlighting the lithological unconformity that separates it from the Proterozoic formations to the west, which host the deposit and exhibit elevated argillic and chlorite alteration.
In early 2024, Aya re-engaged CGG to conduct a new satellite-based study over the areas of Tirzzit, Zgounder Far East and the western portion of the Touchkal proporties, covering 930 km2. The project has been carried out using high resolution satellite imagery to provide detailed 1:5,000 scale structural interpretation and 1:10,000 scale lithological classification with key areas of alteration mapped to 1:5,000 scale.
The use of WorldView-3 satellite imagery has significantly improved lithological classification and structural mapping compared to the previous 1:200,000 regional map. The higher resolution provided clearer boundaries and more detailed structural features. The enhanced spatial and spectral resolution of WorldView-3 imagery allowed for the mapping of narrow geological features such as dykes and delimitated the contact of intrusives at Zgounder Far East. The structural mapping has helped establish relationships between faults and advance the regional structural framework.
In June 2025, Aya engaged Viridien (formerly known as CGG) to processed and interpreted EMIT and PRISMA hyperspectral data from the areas of previous studies, particularly using newly developed processing techniques such as minimum wavelength mapping. The study was completed by mid-November.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202541
The findings are consistent with the Zgounder geological framework and will contribute to refine the mapping and interpretation of structural features and mineral alteration across the licensed area. It will also serve as a guide for prospecting similar alteration types during regional exploration.
Airborne Geophysical Surveys
Geotech Ltd. conducted an airborne geophysical survey over the Zgounder property between April and June 2022. The survey covered an area of 783 km², comprising a total of 8,611 line-kilometers, with east–west traverse lines spaced at 100m and north–south tie lines spaced at 1,000m.
The principal geophysical sensors included a Versatile Time Domain Electromagnetic ("VTEM") system, a caesium magnetometer, and an RSI ARGS RSX-5 spectrometer. The survey provided electromagnetic, magnetic, and radiometric datasets across the property.
The objective of the airborne geophysical survey was to investigate the regional continuity of structural features beyond the mine area to improve the understanding of the broader regional structural framework and to generate new exploration targets across the Zgounder property.
Results from the VTEM survey were used to support geological and structural interpretation. They highlight key lithological domains, including the Askaoun granite to the west of the Zgounder Silver Deposit, characterized by variable medium to low magnetic responses and high resistivity, and the Miocene volcanic sequence to the east, marked by higher conductivity and locally elevated magnetic signatures. The volcano-sedimentary sequence hosting the Zgounder D exhibits variable medium to high magnetic responses and generally low conductivity. The deposit area itself is characterized by a magnetic and conductive low.
The radiometric dataset (K-Th-U) provides additional constraints on lithological discrimination. K counts are strongly elevated over the rhyolite, forming a prominent east–west linear anomaly consistent with the mapped intrusive body. High K responses also occur over the granophyre in the east, in contrast to the  comparatively low K values in the Askaoun granite to the west.
The metasedimentary sequence north of the rhyolite exhibits very low K, Th, and U responses, consistent with its lower feldspar and accessory-mineral content. U and Th show moderate values within the rhyolite and granophyre, supporting their classification as evolved felsic units enriched in incompatible elements. The Ouarzazate volcanic rocks display low-to-
moderate K-Th-U signatures that clearly differentiate them from the Miocene Sirwa volcanic suite to the east, which shows strong K-Th enrichment. This contrast is particularly useful for refining volcanic stratigraphy, delineating intrusive contacts, and tracing structures that juxtapose the Miocene volcanics against the Proterozoic basement.
Following the 2022 geophysical survey, a new airborne geophysical survey commenced on April 6, 2024, and concluded on
May 2, 2024. Completed by Expert Geophysics Limited ("EGL"), this helicopter-borne MobileMT electromagnetic and magnetic survey covered the Tirzzit property.
The survey involved 17 production flights, covering a total of 1,764 line-km over 254 km2. The survey lines were oriented E-W at
100m spacing, while tie lines are oriented perpendicular to the survey lines and spaced at 1,000m. Electromagnetic readings were obtained using an EGL AFMAG & VLF MobileMT system, which includes an airborne three-component magnetic sensor and a base station with two horizontal electric components.
Groundborne Geophysical Surveys
Terratec Geophysical Services completed a combined ground geophysical survey using Electrical Resistivity Tomography
("ERT") and Time Domain Induced Polarization ("TDIP") techniques, and a ground magnetic survey ("WalkMag") at the
Zgounder property in 2021. The ERT and TDIP measurements were carried out between 2nd of February and 15th of March
2021, while the WalkMag was carried out between April 7 and April 26, in 2021.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202542
The combined ERT-TDIP program covered three target areas with north–south oriented traverse lines, for a total of 37.9 line-
kilometers. The survey identified sub-vertical, moderately to highly resistive zones interpreted as rhyolitic units, which correspond well with lithological contacts observed on surface geological maps. The chargeability models revealed a pronounced, high-intensity anomaly spatially coincident with the known zones of silver mineralization.
In addition, the ground magnetic survey (WalkMag) helped to support geological interpretation and investigate mineralized structures within the mining license area. The program consisted of 40 north–south oriented lines, each approximately 4 km long and spaced 100m apart, covering an area of roughly 15.5km2. Continuous magnetic readings were collected at an average station spacing of 1 m (ranging from 0.5m to 1.4m) using a GEM GSM-19 Overhauser Version 7 magnetometer with
GPS for both rover and base stations. The data, recorded as total magnetic intensity ("TMI"), were processed to generate derivative products, including reduction to the pole and tilt derivative, and others.
The objective of the ground geophysical campaign was to investigate structural features and conductivity–resistivity variations over the mine area to better understand the controls on mineralization and to support the refinement of near-mine drilling programs.
ERT–TDIP results north of the mine stratigraphy outline a strong resistive feature interpreted as a felsic intrusion, with near-
surface expressions matching mapped rhyolitic dykes. This suggests that the dykes are offshoots of a deeper intrusive body and highlights additional granite contact zones as prospective exploration targets.
The RTP magnetic data delineate major structures, including a prominent north–south fault that offsets all lithologies and separates the Zgounder stratigraphy into eastern and western blocks, indicating a deep-rooted, late cross-cutting structure.
Magnetic contrasts also distinguish the metasedimentary rocks north of the deposit, which show higher magnetic responses than the host stratigraphy. These variations assist in mapping lithological units and refining exploration targeting where magnetic susceptibility relates to favorable structural or alteration settings.
Geological Mapping and Sampling
Geological mapping of the Zgounder property has been conducted continuously since 2022, with work progressively refined and updated as new information became available. The objective of the mapping was to detail the geology of the property, both to characterize the main lithological units and structural features in the near-mine area, and to complete coverage across the property to define the regional geological framework. This regional context serves as a guideline for future field programs and prospecting activities.
The program involved systematic traverses across the property to document lithological contacts, alteration zones, and major structures.  Mapping was carried out along roads, ridgelines, open fields, and stream cuts to ensure representative coverage of the main geological domains. Prospecting and rock sampling were conducted in areas showing alteration or visible mineralization to verify historical occurrences and identify new zones of interest. The results were compared against previous geological compilations to refine interpretations and ensure consistency across the property.
A comprehensive, property-scale geological map was completed in 2023, then digitized and integrated into a geographic information system  platform to support ongoing exploration planning and interpretation.
Rock and stream-sediment sampling were carried out in conjunction with the mapping program to support geochemical targeting. Since 2022, a total of 215 grab samples have been collected across the Zgounder M License during in-house prospecting and mapping campaigns. Rock samples were taken from in-situ outcrop material using a hammer. All samples were prepared and analyzed by Afrilab, using fire assay with an atomic absorption spectroscopy finish for Au, and four-acid digestion with an ICP finish for base and trace metals (Ag, Cu, Fe, Pb, Zn). Results include anomalous silver values ranging from 20–80 g/t in samples collected from the host rocks within the mine footprint. Interpretations from the 2022 work indicate that rock samples collected directly along the dolerite–rhyolite contact within the mine area confirm the continuation of the E–
W mineralized trend at surface, while samples taken along the granophyre–sediment contact in the east support the continuity
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202543
of surface mineralization and supported extending the open pit exploration toward the NE. One anomalous sample in the southeast (97.6 g/t Ag) guided follow-up drilling along the granophyre–volcanic contact.
In parallel, Atlas GeoServices ("AGS") conducted a stream-sediment sampling campaign from July 14 to August 12, 2022, during which 955 stream-sediment samples were collected across the Zgounder properties, including 47 samples within the
Zgounder Mining License area. Stream-sediment samples were collected at a depth of approximately 5–10 cm and were a composite of three to four sub-samples spaced 5–10 m apart. The material was sieved to <2 mm and quartered to obtain a final sample mass of approximately 2.5 kg. Each batch of 50 samples included one blank and one field duplicate, on alternation, inserted at the 1st and 20th positions of the batch as part of the QA/QC protocol. Sample preparation and analytical work were carried out by Afrilab. Preparation included crushing and pulverizing to 75 µm, followed by multi-element geochemical analyses. Stream-sediment results were generally below mineralization thresholds (<10 g/t Ag); although a few ppb-scale anomalies were detected, their proximity to mine workings suggests possible contamination, and the data are not considered fully representative.
Trenching
In 2022, four trenches were excavated, for a total of 542.5m, in the northeastern part of the Zgounder Deposit area. Two trenches were positioned directly along the eastern margin of the Eastern Zone, while the other two were located approximately 100–200m farther northeast, beyond the known extent of mineralization at the time. The trenches were oriented roughly north-northwest to northwest. The objective of this program was to examine the contact between the metasedimentary units and the felsic intrusions east of the deposit, providing surface geological information to support ongoing structural and lithological interpretation in that sector. Three of the four trenches delineated a contact with the granite
(granophyre) at surface. The trenches were not sampled.
Televiewer
In 2024, a televiewer survey was completed over select drill holes in the mine area to collect detailed structural orientation data representative of the western, central, and eastern zones of the deposit. The program included six drill holes, using both optical and acoustic televiewer measurements to obtain high-resolution structural imagery and orientation data, and measured gamma radiation. The drill holes were selected based on their proximity to major faults, such as the Zgounder Fault in the west, EW fault across the central deposit, and NE pit fault in order to test if the those faults, or similar orientations were captured with televiewer. The structural results supported the ongoing interpretation of the Zgounder Deposit and confirmed the presence and continuity of the main structural EW, NS, NE, and NW features previously identified through underground and surface mapping. The borehole radiometric data showed no significant response over lithological or structural contacts.
Drilling
This section summarizes drilling activities completed on the Zgounder Mining License since the MRE published in December
2021. The drilling program was ongoing at the effective date of this report.
As of June 30, 2025, a total of 158,459m of new diamond drilling—completed from both surface and underground platforms—
has been executed at Zgounder. In addition, 46,552m of new RC drilling and 69,965m of new underground percussion drilling
(YAK-T28) have been completed across Zgounder.
Drilling programs were designed to address specific objectives depending on the method employed. Diamond drilling, conducted both from surface and underground, has supported near-mine exploration and resource delineation at the deposit scale, as well as definition drilling and grade control underground. Underground percussion drilling has been systematically applied for orebody definition and operational grade control. RC drilling, primarily completed from surface, has been used to support grade control, delineate open-pit limits, and evaluate potential extensions.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202544
The cumulative amount of new drilling information has progressively improved geological understanding of the deposit and established the framework for ongoing development.
Exploration diamond drilling conducted between 2021 and 2025 has identified extensions of the mineralization at depth, as well as to the west and east of the deposit. In addition, definition drilling carried out during the same period aimed to better constrain the geometry of the mineralization across the entire extent of the deposit.
The significant intercepts presented in Table 2 and Table-3 highlight the distribution of silver mineralization throughout the
Zgounder Deposit, including the Western, Central, and Eastern sectors.
Table 2 - Significant intercepts from the 2021-2025 diamond drilling programs

Drill hole	Type	Zone	From (m)	To (m)	Length (m)	Ag (g/t)
ZG-22-64	Surface	West	336.50	340.00	3.50	2,074
Including			336.50	339.00	2.50	2,861
ZG-22-66	Surface	East	104.50	106.00	1.50	2,940
DZG-SF-22-176	Underground	West	16.00	23.50	7.50	4,980
Including			16.00	20.50	4.50	8,228
DZG-SF-22-162	Underground	West	49.50	58.50	9.00	1,242
ZG-23-02	Surface	East	38.00	44.50	6.50	1,753
Including			38.00	43.50	5.50	2,038
DZG-SF-22-144	Underground	West	64.00	68.50	4.50	2,192
DZG-SF-22-153	Underground	West	55.00	59.00	4.00	3,386
ZG-SF-23-010	Underground	West	27.50	41.00	13.50	812
ZG-23-25	Surface	East	326.50	334.00	7.50	1,075
ZG-23-54	Surface	East	56.00	63.00	7.00	1,846
Including			56.00	61.00	5.00	2,095
ZG-SF-23-084	Underground		133.50	147.00	13.50	1,089
Including			133.50	144.00	10.50	1,330
ZG-SF-23-084	Underground	Centre	163.50	168.00	4.50	4,469
ZG-23-07	Surface	West	85.00	87.00	2.00	3,460
ZG-23-58	Surface	East	10.00	14.00	4.00	1,828
ZG-SF-23-037	Underground	Centre	140.50	144.50	4.00	1,356
Including			140.50	144.00	3.50	1,537
ZG-23-35	Surface	East	85.00	100.00	15.00	683
Including			85.00	93.00	8.00	947
ZG-SF-23-038	Underground	West	42.00	56.00	14.00	675
Including			42.00	53.50	11.50	782
DZG-SF-23-251	Underground	Centre	21.00	30.50	9.50	988
Including			21.00	25.50	4.50	1,918
DZG-SF-23-233	Underground	East	90.50	102.00	11.50	950
Including			90.50	95.00	4.50	2,102
DZG-SF-23-214	Underground	Centre	2.50	8.50	6.00	2,653
DZG-SF-23-249	Underground	Centre	46.00	48.50	2.50	5,755
ZG-SF-24-092	Underground	Centre	76.50	94.10	17.60	322
Including			76.50	89.10	12.60	404
ZG-SF-24-107	Underground	East	100.00	105.50	5.50	1,459
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202545

Including			100.00	102.50	2.50	3,086
ZG-SF-24-108	Underground	West	67.70	70.70	3.00	1,292
ZG-SF-24-123	Underground	West	274.00	276.50	2.50	5,696
ZG-SF-24-123	Underground	West	276.50	289.10	12.60	1,640
Including			276.50	279.00	2.50	4,258
ZG-SF-24-164	Underground	East	136.00	146.50	10.50	657
Including			136.00	145.00	9.00	587
ZG-SF-24-170	Underground	East	28.50	35.50	7.00	977
Including			28.50	31.00	2.50	2,432
ZG-SF-24-170	Underground	East	109.00	112.50	3.50	1,094
ZG-SF-24-200	Underground	West	265.00	286.00	21.00	1,151
Including			265.00	284.50	19.50	765
ZG-SF-24-203	Underground	West	176.00	186.00	10.00	911
Including			176.00	182.00	6.00	1,367
ZG-SF-24-209	Underground	West	299.00	303.50	4.50	1,756
Including			299.00	301.00	2.00	3,492
ZG-SF-24-219	Underground	West	65.00	70.00	5.00	1,147
Including			65.00	67.50	2.50	2,174
ZG-SF-24-259	Surface	East	66.00	74.50	8.50	1,082
DZG-SF-24-007	Underground	East	88.50	92.50	4.00	2,511
DZG-SF-24-111	Underground	East	4.50	11.00	6.50	2,372
DZG-SF-24-145	Underground	Centre	13.00	16.00	3.00	4,645
DZG-SF-24-153	Underground	East	56.00	60.00	4.00	3,955
DZG-SF-24-018	Underground	West	10.50	21.50	11.00	902
DZG-SF-24-027	Underground	West	69.50	71.00	1.50	7,631
DZG-SF-24-065	Underground	West	79.00	85.50	6.50	2,870
Including			79.00	82.00	3.00	4,957
DZG-SF-24-172	Underground	Centre	22.50	43.50	21.00	2,165
Including			22.50	34.00	11.50	3,633
DZG-SF-24-228	Underground	East	6.00	16.00	10.00	3,794
ZG-SF-25-290	Underground	West	275.00	285.00	10.00	823
Including			275.00	281.00	6.00	955
ZG-SF-25-290	Underground	West	297.50	302.00	4.50	2,055
DZG-SF-25-412	Underground	Centre	56.50	64.50	8.00	3,279
Including			56.50	60.50	4.00	6,425
DZG-SF-25-422	Underground	Centre	48.00	52.00	4.00	5,297
Note: All assay values are core lengths.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202546
Table 3- Significant intercepts from the 2023-2025 reverse circulation drilling programs

Drill hole	Type	Zone	From (m)	To (m)	Length (m)	Ag (g/t)
ZG-RC-23-2260-70	Surface	East	22.00	49.00	27.00	1,611
ZG-RC-23-2230-212	Surface	East	5.00	13.00	8.00	2,812
ZG-RC-CT7-P63-23-63	Surface	East	8.00	15.00	7.00	2,227
ZG-RC-CT4-P33-23-33	Surface	East	7.00	20.00	13.00	1,009
ZG-RC-23-2230-197	Surface	East	0.00	11.00	11.00	1,087
ZG-RC-23-2230-232	Surface	East	0.00	2.00	2.00	5,592
ZG-RC-23-2260-99	Surface	East	3.00	17.00	14.00	795
ZG-RC-CT3-P20-23-20	Surface	East	16.00	22.00	6.00	1,819
ZG-RC-CT1-P1-23-01	Surface	East	5.00	17.00	12.00	897
ZG-RC-23-2230-231	Surface	East	0.00	5.00	5.00	2,145
ZG-RC-23-01	Surface	East	10.00	17.00	7.00	1,457
ZG-RC-24-277	Surface	East	33.00	50.00	17.00	2,425
ZG-RC-24-413	Surface	East	10.00	38.00	28.00	1,001
ZG-RC-24-228	Surface	East	25.00	45.00	20.00	1,356
ZG-RC-24-028	Surface	East	2.00	26.00	24.00	986
ZG-RC-24-452	Surface	East	39.00	53.00	14.00	1,364
ZG-RC-24-082	Surface	East	24.00	40.00	16.00	1,155
ZG-RC-24-345	Surface	East	15.00	31.00	16.00	876
ZG-RC-24-154	Surface	East	19.00	38.00	19.00	711
ZG-RC-24-303	Surface	East	22.00	28.00	6.00	1,970
ZG-RC-24-232	Surface	East	0.00	11.00	11.00	1,054
ZG-RC-24-355	Surface	East	0.00	20.00	20.00	555
ZG-RC-24-401	Surface	East	17.00	20.00	3.00	3,565
ZG-RC-24-169	Surface	East	20.00	42.00	22.00	485
ZG-RC-24-243	Surface	East	0.00	25.00	25.00	420
ZG-RC-24-031	Surface	East	8.00	22.00	14.00	744
ZG-RC-24-318	Surface	East	8.00	17.00	9.00	1,143
ZG-RC-24-235	Surface	East	0.00	13.00	13.00	778
ZG-RC-24-234	Surface	East	6.00	7.00	1.00	7,040
ZG-RC-24-400	Surface	East	43.00	44.00	1.00	4,720
ZG-RC-25-478	Surface	East	3.00	18.00	15.00	677
ZG-RC-25-412	Surface	East	27.00	37.00	10.00	745
ZG-RC-25-462	Surface	East	11.00	22.00	11.00	502
ZG-RC-25-449	Surface	East	11.00	15.00	4.00	1,347
Note: All assay values are core lengths.
The underground definition drilling summarized in Table 2 (drill holes with the prefix DZG) represents definition drilling completed from levels 1950, 1975, 2000, 2030, 2075, and 2100. This drilling improved the geological interpretation and resource definition within the upper portion of the deposit (to ~220 m vertical depth), complementing ongoing underground mining. For example, drill hole DZG-SF-22-162 intersected mineralization that directly informed the design of a stope subsequently mined from level 1950. Definition drilling remains focused within the main orebody hosted in the metasedimentary unit.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202547
The resource and exploration drilling in Table 3 (drill holes prefixed ZG), completed from both surface and underground (ZG-
SF), achieved its objectives of increasing confidence in the central ore zone and identifying additional mineralization laterally and at depth. Holes ZG-23-35 and ZG-SF-23-010 returned significant intercepts that supported resource conversion and upgrading. In contrast, deeper intersections in ZG-22-64, ZG-SF-23-203, and ZG-23-25 extended mineralization toward the granitic contact approximately 100m below the main orebody, enhancing the understanding of deeper exploration potential.
One of the deepest silver mineralization intersected to date along the western extension of the granite contact was reported from ZG-SF-24-209, confirming that the mineralized zone continues to at least 400m vertical depth in this area.
Results from the RC drilling programs at Zgounder supported both grade control and pit planning objectives (Table 3). The
2023 program focused on definition and grade control drilling to inform short-term open-pit design. In 2024, drilling expanded the open-pit footprint and contributed to the definition of pit extensions to the west and to the north. The 2025 program was dual-phased: ongoing definition and grade control drilling in the active open-pit operation, and a northern condemnation campaign to define the waste pile margins. Condemnation drilling successfully sterilized the near-surface zone, enabling the development of the waste rock storage facility.
Sampling, Analysis and Data Verification
Logging and Sampling
Drill core logging and sampling are performed at the Zgounder Silver Mine drill core shed facility, while logging and sampling of RC chip samples are conducted at the drill rig site. Internationally accepted procedures and standards are applied by Aya’s technical team.
Geotechnical personnel align drill core pieces and check for gaps Logging procedure includes using core orientation to determine the azimuth and dip of each structure encountered (e.g., veins, contacts, faults). Digital photographs are taken of the drill core (wet and dry) and storage in a online server by Imago from  Seequent. Drill core recovery, rock quality designation, basic geotechnical information, geological and structural elements are recorded in the drill core logs. Sample intervals are marked and samples for bulk density determination are also selected.
The collected data are entered using Geotic Log software, since January 2022, and logging is regularly supervised with sign-off on all steps by a supervisor. When logging is complete, the data are audited in a spreadsheet available to all personnel involved before being imported into a master file with limited access to select authorized personnel only and overview by the database administrator. Nominal drill core sample intervals are 1.0m and 1.5m, and are adjusted to respect lithological contacts or abrupt changes in mineralization, with smaller intervals that could vary from 0.3m to 2.0m where needed.
Drill core material are cut in half lengthwise using a diamond-blade saw. The rock saw operator cuts along contacts between samples along a line drawn by the logging geologists. An arrow to mark downhole direction is drawn along each drill core sample by the geologist, for future reference. One-half of the drill core is placed into a polyethylene bag with a sample tag, with a QR code, and the remaining half-drill core is carefully returned to its original position in the drill core boxes. Core duplicates are made by halving the already halved drill core again and both ¼-drill cores are sent as duplicates to the lab, leaving the remaining ½-drill core archived in the drill core box. Since 2025 sample tags are printed with a QR code and stuck to the drill core boxes at the end of the sample intervals. Prior to the QR code system, introduced in 2025, sample books were utilized with pre-recorded, unique sequential number tags reserved for QC samples at pre-determined locations.
RC samples of 2–4 kg were collected at the RC drill rig from a rig-mounted cyclone and a dump box combined with a two-
tiered riffle splitter. Bulk samples (13–25 kg) were retained and discarded once laboratory analytical results were received and validated. RC chips were collected from the bulk sample and sieved to obtain representative chip samples for logging. A duplicate sample was taken regularly at a rate of 1:22 (4.5%) from the 2–4 kg sample.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202548
Bulk Density Determination
Bulk density determination is performed onsite by Aya geologists, with the water immersion method (Archimedes method)
selected as an appropriate method to determine the bulk density of rocks at Zgounder.
Aya’s protocol calls for the determination of wet (moisture percent) and dry densities of mineralized and barren samples. Full drill core pieces of approximately 10cm to 15cm are used for the determinations. When this process is complete, the drill core is returned to the original location in the drill core box, with a piece of flagging tape stapled to the box to aid with future sample identification.
Table 4 - Bulk Density Factor for Each Rock Type and Mineralized Material Observed at the Zgounder Deposit

Facies	Rock Code	No. Samples	Dry Bulk Density
Sedimentary Sequence
Schist + Ag	300	62	2.76
Schists not mineralised	200,310,320,330, 350	256	2.75
Schist + Pyrite	340	20	2.77
Volcanics Units
Andesite	400	7	2.54
Diorite	500	19	2.7
Rhyolite	475	30	2.67
Intrusives
Pink Granite	600	5	2.61
Granodiorite	650	26	2.71
Fault (BX, Cis, FZ)	70	0	2.7
	Total	425
Security – Chain of Custody
Drill core is under ZMSM’s control from the drill site, where ZMSM geologists supervise operations, to the drill core shed at the mine site, where drill core boxes are transported at the end of each shift for logging, cutting and sampling. Prepared samples are stored at the Aya facility until a sufficient number of samples have accumulated, at which time samples are packed into 50 litre plastic drums and transported to the AfriLab preparation facility on site, or to the ALS laboratory in Seville, using a commercial transport group. Samples analyzed by ALS in Ireland are shipped directly to the ALS facility in Ireland from the ALS laboratory in Seville, Spain and tracked through ALS’s Global Enterprise Management System.
All samples remain under constant surveillance until delivery to the laboratory facility, thereby preserving a continuous chain of custody. When logging and sampling are completed, the drill core boxes are safely stored at the warehouse with the coarse reject and pulp samples returned from the laboratory.
Preparation and Analysis
Sample preparation and analysis are carried out by ALS Zgounder and Afrilab Morocco.
RC and DD samples produced by the Exploration campaign are prepared by AfriLab; the preparation is made directly on site since April 2022 in the newly installed AfriLab preparation unit. The prepared pulps are then shipped to AfriLab Laboratory in
Marrakesh, Morocco. While, the RC and DD samples produced by the production are prepared by ALS Zgounder; preparation and analysis are carried out in the laboratory on-site.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202549
Sample preparation and analysis for samples collected from T28 production drilling were carried out in Aya’s laboratory facilities at the Zgounder Silver Mine. During 2025, the T28 samples were prepared and analyses by Afrilab on site.
Zgounder Laboratory
Prior to the 2020 drilling program, all percussion drilling samples were prepared and analyzed at the Zgounder Silver Mine laboratory.
Samples are completely crushed to 80% passing 2mm and riffle-split to obtain a 100g subsample, which is then pulverized to a pulp 80% passing 75 μm. Each sample is subject to chemical digestion using aqua regia. The solutions are analyzed by atomic absorption spectrometer. Fire assay is used for high-grade silver samples.
Chip samples collected from the T28 drilling operation are collected on a 1.2m length basis. The samples are dried and analyzed for silver at the Zgounder Silver Mine laboratory using aqua regia (1/3 HNO₃ and 2/3 HCL) with atomic absorption finish. In October 2020, Aya’s geologists began inserting Certified Reference Materials ("CRMs"), blanks and duplicates, in accordance with industry accepted QA/QC procedures. Select pulps were also sent to ALS in Seville, Spain laboratory for external check assays of Ag only, using aqua regia and atomic absorption spectroscopy finish.
Afrilab
Afrilab has been the primary assay laboratory for Aya since 2019. Afrilab is independent of Aya.
RC and DD samples are processed at an Afrilab preparation facility that was commissioned on site at Zgounder in June 2023 to streamline sampling logistics. Previously, all samples were sent to Afrilab in Marrakech for preparation. Samples were crushed and pulverized at the Zgounder preparation laboratory, and pulps sent to Afrilab in Marrakech for further processing.
Sample preparation procedures (laboratory procedure PRE.MO/ANA/015) and equipment at the Zgounder Afrilab preparation laboratory were the same as those at the Afrilab Marrakech facility.
Upon receipt, samples from DD and RC drilling were registered, dried in an oven at 105±5°C for 8 hours, and weighed. Samples were crushed using a Rocklabs crusher to 85% passing 2 mm. To control the risk of contamination, the jaw crusher is cleaned thoroughly between each sample using compressed air and local waste rock. Crushed samples were split into subsamples of
250–300 g using a riffle splitter (second split) and pulverized using Rocklabs tungsten-carbide ring mills for ~4 minutes to 85%
passing 75 µm. The splitter is cleaned thoroughly between each sample using compressed air.
For analyses, samples of 0.5 g were scooped from 250–300 g pulp sample bags for aqua regia digestion. Analysis of samples at Afrilab included the elements Ag, Cu, Fe, Pb and Zn by AR digest with AAS finish (laboratory procedure PRE.MO/ANA/006;
since 10 April 2024, PRE.MO/ANA/002).
For samples with Ag concentrations exceeding 200 ppm, an additional aliquot of 30 g is split from the master pulp sample and analyzed using the FA method with gravimetric finish (laboratory procedure PRE.MO/ANA-Ag-FA/006; since April 10, 2024,
PRE.MO/ANA/035). Pulp split repeats for acid-digest analysis were taken at a rate of 1:10 (10%), and at a rate of approximately 1:2 (50%) for the Fire Assay analysis.
ALS
A new ALS preparation and analytical facility was commissioned at the Zgounder Silver Mine site to routinely process production, blasthole, and concentrate samples. The laboratory was established in October 2024, began routine operations in
February 2025 and processed a part of the 2025 DD and RC drilling samples informing the most recent MRE. ALS is independent of Aya.
Upon receipt, samples from DD and RC drilling are registered under ALS’ Laboratory Information Management System, known as Global Enterprise Management System , labelled with barcodes, weighed, and dried in an oven at 110°C for 4 hours.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202550
Samples were crushed in two steps: first using a Terminator jaw crusher and second by a Rocklabs Boyd Elite jaw crusher with rotating sample divider, crushing samples to 70% passing 2 mm and splitting to 1 kg (laboratory procedure CRU-31).
The 1-kg sample splits were pulverized to 85% passing 75 µm using LM2 pulverizer ring mills with stainless steel B2000 rings
(laboratory procedure PUL-32). Splits of 200–300 g were taken by scooping material directly from the bowl.
Samples of 0.4 g were scooped from 200–300 g pulp sample bags for 3ACD analysis (fourth split). MP-AES analysis of samples at ALS Zgounder included the elements Ag, Cu, Mo, Pb, S and Zn (laboratory procedure ME-MP46ZG).
For samples with Ag concentrations exceeding 250 ppm, an additional aliquot of 30 g is split from the master pulp sample and analyzed using the FA method with gravimetric finish (laboratory procedure Ag-GRA21). Pulp split repeats for acid-digest analysis and FA analysis were taken, both at a rate of 1:20 (5%).
Table 5 below lists various independent and reputable Spanish, Moroccan, and Canadian laboratories used since the 1980s and includes the laboratory certification/accreditation details.
Table 5 - Summary of the Independent and Reputable Assay Laboratories Used Since 1980s

Drill Program	Sample Preparation	Analytical Laboratory	Analythical Methods	Accreditation	Independent of Aya
1980s to 2024	Aya	Aya	Aqua Regia ICP-AES/GR-FA	None	No
2013	ALS Val d'Or, Canada	ALS Val d'Or	AG-GRA21	ISO/IEC 17025:2017	Yes
2015 to present	Afrilab, Morocco	Afrilab	Aqua Regia ICP-AES	SGS MA20/819942595	Yes
2015	ALS, Seville, Spain	ALS Spain	AG-GRA21	INAB NO.173T	Yes
2019 to 2024	Afrilab, Morocco	ALS Spain-Ireland	AG-GRA21	INAB NO.173T	Yes
2025 to present	ALS, Zgounder	ALS, Zgounder	3ACD-MP-AES / AG-GRA21	ISO/IEC 17025	Yes
Quality Assurance/Quality Control
Aya implemented and monitored a thorough QA/QC program for the drilling undertaken at the Zgounder Deposit since 2021. In addition to the internal QC protocol implemented at the laboratories, QC protocol at Zgounder included the sequential insertion of CRMs, blanks and field duplicates into every batch of drill core samples sent for analysis (each batch contains 25 samples).
Samples prepared at the drill core logging facility are numbered sequentially, such that drill core samples and QC samples are not able to be differentiated by the laboratory.
QC sample insertion rates are as follows:
•A range of CRMs over varying grades are inserted at a rate of 1 in 25 samples.
•Blank samples are inserted at a rate of 1 in 25 samples to monitor for instrumentation carry-over and contamination at the laboratory.
•Core duplicate samples were also inserted into the drill core samples, every 25 samples, since 2025. Prior to this, samples marked as duplicate were not half-core duplicates, but coarse crush duplicates taken at the laboratory after crushing.
•RC duplicate samples are taken regularly at a 1:22 (4.5%) interval by quartering the first-split sample. The duplicate was taken by laying out the sample on a mat and then taking one quarter of this material as a duplicate while three quarters remained as the original sample.
The QA/QC procedures from 2021 to 2025 were previously evaluated by RSC and documented in the Updated Zgounder
Technical Report.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202551
Umpire Sampling
ALS Seville, Spain, was selected by Aya for umpire analysis of 5% of all samples from DD and percussion drilling. Submitted samples comprised either crush rejects or pulp splits of about 50–120 g each. The ALS Seville sample processing protocol included the registration and weighing of received samples (laboratory procedures LOG-21 and WEI-21). Crushed split samples were pulverized to 85% passing 75 µm (laboratory procedure PUL-32) and subsequently sent to ALS Loughrea, Ireland, for analysis.
All umpire analyses for Ag at ALS Loughrea (Ireland) were done by FA of a 30-g sample with gravimetric finish (laboratory procedure Ag-GRA21). The ALS Loughrea laboratory is ISO 17025:2017 accredited.
Data Verification
The Qualified Person for the Updated Zgounder Technical Report (Honza Catchpole) reviewed the provided drill hole database exports provided by Aya and verified the internal consistency of the database. The same QP also reviewed laboratory certificates and compared the certificates with drill hole database exports.
The Qualified Person for the Updated Zgounder Technical Report (Honza Catchpole) confirmed that the processes, and the quality of samples and associated data, as determined by their accuracy and precision, meet the Zgounder data quality objective of being fit for the purpose of classifying Mineral Resources estimates in the Measured, Indicated, and Inferred categories, in accordance with 2019 CIM Guidelines.
The processes underlying the collection of informing data reflects mostly good practice and the risk with respect to the data quality objective is low, in a few cases low to medium. The Qualified Person for the Updated Zgounder Technical Report noted
that the RC primary samples have a low average recovery (40–60%) and grade bias is significant when compared with paired diamond drilling (DD) sample results. The QPs (Abraham Whaanga and Honza Catchpole) noted a moderate risk and considered that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and
Indicated Mineral Resource, but not for a Measured Mineral Resource.
Verification completed by the Qualified Person for the Updated Zgounder Technical Report (name), or under the direct supervision of the QP, only uncovered minor inconsistencies with respect to the drilling, logging and sampling processes. A repeat sampling program with 740 quarter core samples from 31 DD holes covering a representative spread of Ag values from the mineralized zones, included samples with low-, intermediate- to high-grade Ag concentrations. Results of this program demonstrate no bias for Ag >100 ppm, and a positive average bias of ~25% towards the repeat samples for Ag <100 ppm (i.e.
indicating that Ag in the database is underreported for values below 100 ppm).
Mineral Processing and Metallurgical Testing
Various levels of metallurgical testwork has been carried out since 1979. The most significant testwork, which served as the basis for the mill design, was performed in 2021 by SGS Lakefield. The interpretation and analysis of this test work results were carried out by DRA. This analysis was then used to determine the process design basis and flowsheet of the new Plant
(Plant # 1) for the Zgounder Feasibility Study.
Since the completion of the Zgounder Feasibility Study, modifications were made to the process flowsheet, and the flotation circuit was removed in favor of a cyanidation plant with a gravity circuit. This resulted in additional testwork being completed in 2022-2023.
From the test work results, the following findings were used for determination of the process flow diagrams and design criteria:
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202552
•Based on the mineralogical examination, the anticipated silver recoveries were expected to be in the high 80% to low 90%
range. This was confirmed throughout the test program.
•The ore can be considered to be very hard, with all samples testing in the 90th-100th percentile of hardness.
•The E-GRG number for the Main Comp was 33.8%, indicating that the inclusion a gravity circuit in the final flowsheet is justified.
•Flotation tests confirmed that the gravity tailings are amenable to flotation. The flotation option was retained during the
Feasibility Study, however the direct cyanidation of the gravity tailings option was ultimately selected for engineering and construction.
•Cyanidation testwork showed that the best recoveries are achieved at extended durations and high cyanide levels.
•Merrill-Crowe silver recovery was selected for the final design.
•The presence of copper can have a negative impact on silver recovery and cyanide consumption, as noted in the
2022-2023 testwork program.
Mineral Resource and Mineral Reserve Estimates
Geological modelling was conducted in Leapfrog Geo, using the interval selection and the vein system tools to create a geological model (litho-structural model) consisting primarily of a lithological model and a simplified structural model. Using the lithological and simplified structural domain models as a basis, estimation domains were created in Leapfrog using indicator radial basis function  interpolants. Domains were constrained at three different modelling grade cut-offs: 10.0 g/t Ag for low-grade mineralization (LG10), 60.0 g/t Ag for medium grade (MG60) and 150.0 g/t Ag for high grade (HG150). A contact analysis was completed to investigate the boundary conditions of each domain. The mean grade was reviewed inside the domains, around the boundaries and outside the domains. Grades were interpolated using ordinary kriging for the LG10 and
MG60 domains and residual indicator kriging for the HG150 domain. The search neighborhoods were orientated to match the structural trend used to create the indicator domains. Block model grades were validated by comparing the input mean grades with the block model mean grade, using swath plots, and visually using cross-sections. Sensitivity testing was undertaken to assess the input parameters. Depletion for underground and open pit mining up until June 2025 was applied.
The Qualified Persons under the Updated Zgounder Technical Report (Abraham Whaanga and Olivier Bertoli) classified the
Mineral Resource in the Inferred, Indicated and Measured Mineral Resource categories in accordance with NI 43-101 and the
CIM Standards. For the Inferred portion of the MRE, geological evidence is sufficient to imply but not verify geological and grade continuity. For the Indicated portion of the MRE, geological evidence is sufficient to assume geological and grade or quality continuity between points of observation. For the Measured portion of the MRE, geological evidence is sufficient to confirm geological and grade or quality continuity between points of observation. The Mineral Resource is based on exploration, sampling and assaying information gathered through appropriate techniques from drill holes.
The Qualified Persons  under the Updated Zgounder Technical Report (Abraham Whaanga and Olivier Bertoli) considered that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral
Resource only, where not supported by >20% DD core samples. The impact on the total classified resource is a 4% downgrade of material previously classified as Measured to Indicated.
Cut-off grades were selected for the reporting of Mineral Resources based on a high-level initial assessment of potential modifying factors. The Qualified Persons for the Updated Zgounder Report (Abraham Whaanga & Olivier Bertoli) completed a high-level initial assessment of various factors solely for the purpose of meeting the criteria for RPEEE. The cut-off grade value was determined using mining and development costs and modifying factors for open pit, longhole stoping, and cut and fill mining methods.
The Mineral Resource has been reported at a cut-off grade of 40 g/t Ag for the open pit and 90 g/t Ag for the underground.
Selection of the cut-off grade was based on consideration of previous studies of comparable deposits, as well as assumed mining parameters with respect to meeting the criterion of having reasonable prospects for eventual economic extraction. For
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202553
the Mineral Resource estimate, the cut-off grades are calculated using a silver price of USD 28/oz Ag, a process recovery of
90% and a USD 25/t rock process cost (including G&A). Taxes and royalties have been considered in the optimization process, with a royalty of 3% and a mining tax of MAD 3/t of ore. A refinery cost of US 0.2/oz of silver produced has also been considered. A cut-off grade of 40 g/t Ag was calculated for the open pit and 90 g/t Ag underground for reporting the Mineral
Resource.
Table 6 - Mineral Resource estimate for the Zgounder Deposit as of June 30, 2025

RPEEE	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Contained Metal (koz)
Pit Constrained	40	Measured	13,820	144	64,140
	40	Indicated	2,150	131	9,070
	40	Inferred	56	190	350
Out-of-Pit	90	Measured	324	280	2,912
	90	Indicated	2,640	284	24,100
	90	Inferred	360	360	4,200
Total	40/90	Measured	14,150	147	67,050
	40/90	Indicated	4,790	216	33,200
	40/90	Inferred	410	340	4,500
Notes:
1.Mineral Resource Estimate for the Zgounder Deposit as of June 30, 2025.
2.The Mineral Resource is reported in compliance with NI 43-101 and CIM Standards.
3.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
4.Mineral Resources are reported inclusive of Mineral Reserves.
5.A silver price of USD 28/oz with a process recovery of 90%, and a USD 25/t rock processing cost (including G&A) were used.
6.The constraining pit optimization parameters were 50º pit slopes with a 40 g/t Ag cut-off.
7.The out-of-pit Mineral Resource grade blocks were quantified above the 90 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill underground mining method.
8.The mining costs are USD 2/t in waste and USD 6.8/t in ore, with a mining dilution of 5%.
9.The Mineral Resource is reported at an in-pit cut-off of 40 g/t Ag and an out of pit cut-off of 90 g/t Ag.
10.A royalty of 3% payable to the ONHYM applies.
11.Mineral Resources have been rounded to reflect their confidence.
12.Totals may vary due to rounding.
Mineral Reserves are reported for the open-pit and underground mines, both currently in operation, and for the surface stockpiles. Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves, respectively.
For the stockpile material, Proven Mineral Reserves are reported. These are based on grade control data and have been converted from Measured Mineral Resources.
The Mineral Reserves are supported by life of mine designs, underground development plans, production schedules, and costs estimates (for both operating and sustaining capital) that have been completed as part of Zgounder operation LOM update. All inferred Mineral Resources within the mine designs have been converted into waste.
The Mineral Reserves tonnes and grades are stated at mill feed reference point, allowing for dilution and mining recovery, and are reported accounting for mine depletion as of September 30th, 2025.
The Mineral Reserve for Zgounder total approximately 15.7Mt at an average grade of 145 g/t Ag, containing approximately
73.4Moz of silver in the Proven and Probable categories. The Mineral Reserve has been prepared in accordance with CIM
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202554
Standards . The Mineral Reserve has been estimated using accepted industry practices for open pit and underground mines, including appropriate modifying factors and cut-off values based on detailed cost estimation considering actual mining performance.
Table 7 - Mineral Reserve estimate for Zgounder operation, as of September 30, 2025

	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Stockpile	N/A	Proven	160	134	690
In-Pit Reserves	40	Proven	11,750	137	51,800
	40	Probable	1,220	133	5,200
Underground Reserves	90	Proven	180	207	1,200
	90	Probable	2,390	189	14,500
Total	40/90	Proven	12,090	138	53,690
	40/90	Probable	3,610	170	19,700
Total P&P	40/90	P&P	15,700	145	73,390
Notes:
1.Mineral Reserves have been estimated by the Corporation's Technical Service team, under the supervision of Patrick Pérez, P.Eng, full-
time employee of Aya and Qualified Person 1. The estimate is conform to the CIM Standards.
2.Mineral Reserves have been estimated using metal price assumption of US26$/oz for silver.
3.Open-Pit Mineral Reserves are reported at a cut-off grade of 40g/t Ag, and Underground Mineral Reserves are reported at a cut-off grade of 90 g/t Ag.
4.The cut-off calculation is based on a process and general & administration cost of 25.25$/t, a metallurgical recovery of 90%, a throughput rate of 1.4Mt per annum, an open pit ore mining cost of 4.19$/t and an underground mining cost of 40$/t, and an exchange rate of 9.5 MAD:USD
5.Numbers may not add-up due to rounding.
Mining Operations
The Zgounder Silver 'Mine operation employs a mix of open pit and underground mining methods.
The open pit mine is divided into an East and West sector, and the mining method is a conventional open pit, drill & blast, truck and shovel operation. The open pit consists of a single pit.
The underground mine is focussing on the operation of the deeper ore zones and levels; all located below the final pit limit.
The underground mine has one active portal accessible from the main platform at the 2000m elevation, which will in the future be relocated inside the pit once the active level of the open pit operation will be below the 2000m level.
Geotechnical design parameters are based on information obtained from: geotechnical drilling campaigns; mapping;
laboratory testing; and modeling. These studies are continuously updated by confirming initial models, updating structural models with as-built data, continuous pit mapping and underground monitoring, and addition geotechnical drilling as necessary. Geotechnical controls include an annual internal geotechnical audit and continuous geotechnical support provided by third-party consultants.
In the open pit, all the ore and waste material is drilled and blasted. Material is then loaded into 8x6 rigid haul trucks by the backhoe excavators. Ore material is hauled to the ROM pad or to one of the stockpiles, and the crusher is fed by a wheel-
loader. Waste material is deposited on the waste dump and then spread and compacted by bulldozers. Final bench height is at
10m high, and presplit drilling is planned to be completed on the final walls.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202555
Open pit mining, based on the current Mineral Reserves, is planned to end in 2036, which corresponds to the end of the current
LOM of the Zgounder Silver Mine operation. Ex-pit mining rates are planned to be maintained at around 45 ktpd until 2030, then to decrease to 22 ktpd until 2033 and thereafter gradually decrease to 12-14 ktpd until the end of the LOM.
For the Zgounder Silver Mine underground operation, a mix of cut & fill and longhole mining methods has been planned. A total of approximately 8,340m of lateral development and 2,402m of vertical development will be completed in the Zgounder underground mine until 2029; the cut and fill mining area will be in operation until late 2031 and the longhole mining area will start in 2026 and be complete in mid 2032. Based on the current Mineral Reserves, underground operation is planned to end in mid 2032, but there is potential to extend the duration of the underground operation by potential conversion of Mineral
Resources, and also with additional exploration especially in the deeper levels of the mine and towards the west of the lower levels.
The following Table 8 presents a summary of the LOM production schedule for both the open pit and the underground mines.
The processing plant is expected to operate at 3,650 tpd until end of 2026 and at 3,850 tpd once the finalization of the debottlenecking of the different circuits and small upgrades will be completed.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202556
Table 8 - Open Pit and Underground Mines LOM Production Schedules

		Q4-2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
OPEN PIT
Open Pit Waste tonnes	t	5,100,491	14,445,341	14,541,407	15,516,705	13,742,843	15,513,173	5,670,064	7,670,516	3,212,272	3,250,013	3,898,606	1,630,630	104,192,06 0
Open Pit Total Ore - tonnes	t	314,542	937,957	891,638	1,291,489	1,179,849	1,508,580	1,182,066	1,437,125	1,191,803	1,216,152	1,255,939	562,056	12,969,195
Open Pit Total Ore - grade	g/t	117	161	166	125	135	106	146	127	149	145	142	122	137
Open Pit Total Ore - metal	oz	1,188,231	4,840,756	4,751,995	5,179,524	5,113,763	5,142,754	5,563,577	5,888,470	5,699,493	5,687,490	5,751,897	2,202,283	57,010,233

UNDERGROUND
Capital Development
Capital Development - DECLINE	m	191	890	481	289	18								1,870
Capital Development - ALL OTHER	m	805	3,032	1,344	920	369								6,470
TOTAL LATERAL DEVELOPMENT	m	997	3,922	1,825	1,209	387								8,340
Capital Development - Vertical	m	672	986	260	111	371								2,402
TOTAL LATERAL & VERTICAL DEVELOPMENT	m	1,669	4,908	2,085	1,321	758								10,742
Underground production
Cut & Fill Production - tonnes	t	94,617	422,797	231,908	153,561	121,601	33,354	12,962	889					1,071,690
Cut & Fill Production - grade	g/t	133	152	168	218	211	138	118	144					169
Cut & Fill Production - metal	oz	404,116	2,070,308	1,254,410	1,078,375	825,523	147,685	49,048	4,109					5,833,573
Long Hole Production - tonnes	t		79,992	214,994	165,496	199,011	337,445	345,704	153,155					1,495,798
Long Hole Production - grade	g/t		176	173	210	276	270	131	188					205
Long Hole Production - metal	oz		452,422	1,196,181	1,117,619	1,764,391	2,933,513	1,460,217	926,522					9,850,865
Total Waste production	t	144,732	573,139	280,490	150,968	119,213	13,736	14,022	431					1,296,731

Total production - tonnes	t	94,617	502,789	446,901	319,058	320,613	370,799	358,666	154,044					2,567,487
Total production - grade	g/t	133	156	171	214	251	258	131	188					190
Total production - metal	oz	404,116	2,522,730	2,450,591	2,195,993	2,589,914	3,081,199	1,509,265	930,631					15,684,438

PROCESSING PLANT
Mill Feed tonnes	T	328,500	1,332,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,387,229	15,695,229
Mill Feed grade	g/t	155	148	150	153	154	153	154	150	148	146	143	98	145
Mill feed metal	oz	1,638,130	6,346,747	6,768,702	6,929,424	6,959,055	6,909,970	6,948,002	6,776,728	6,699,517	6,587,440	6,458,910	4,362,098	73,384,723
Overall metallurgical recovery	%	91.5%	91.5	91.5	91.5	91.5	91.5	91.5	91.5	91.5	91.5	91.5	91.5%	91.5%
Metal Production	oz	1,498,889	5,807,273	6,193,363	6,340,423	6,367,536	6,322,623	6,357,422	6,200,706	6,130,058	6,027,508	5,909,903	3,991,320	67,147,021
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202557
Processing and Recovery Operations
The processing infrastructures at Zgounder consists of 3 processing facilities that collectively feed the silver extraction circuit of Plant #1. The functions of each plan are described below:
•Plant # 1 is a new processing plant  integrates a 2,000 tpd design comminution circuit and a 2,500 tpd design silver extraction circuit. The extraction plant, consisting of cyanide leaching, CCD, Merrill-Crowe precipitation, and final refining, produces silver doré bars. Plant #1 receives the combined slurries of ground ore from Plants #1, #2, and #3. The centralized extraction flowsheet enables integrated silver recovery and refining for all mineralized material processed on site.
•Plant #2  is a flotation plant equipped with a 500 tpd design capacity of crushing and grinding circuit, flotation and silver concentrate production. Currently the resulting slurry of ground ore is pumped to the pre-leach thickener of plant #1, where it is combined with the slurry produced by the plant #1 grinding circuit. The combined slurry is thickened prior to entering the silver extraction process. The flotation section is not currently operated; the flotation circuits remain in care and maintenance and can be reactivated if needed.
•Plant #3 is a cyanidation plant  which operates an independent comminution circuit consisting of crushing and grinding.
The slurry of ground ore is thickened and pumped directly to the leaching circuit of Plant #1, where silver extraction is performed.
Plant #1 was constructed and commissioned in 2024 and achieved nameplate of 2,000 tpd in January 2025. Plant #1 was subsequently debottlenecked during the following months, and the combined slurry flow (from Plants #1, #2 and #3) reached
3,650 tpd. Further optimization and small upgrades of parts of the circuit flowsheet will continue in 2026 to reliably achieve
3,850 tpd.
The Plant #1 flowsheet consists of the following unit operations:
•Two stage crushing closed out by a dry vibrating screening.
•Single stage ball milling circuit closed out by hydrocyclones.
•Gravity concentration and intensive leaching
•Leaching circuit, preceded by a pre-leach stage.
•CCD.
•Silver Recovery in a Merrill-Crowe circuit, followed by product drying and smelting of ingots.
•Tailings disposal to the Tailings Storage Facility (TSF) with natural degradation of residual cyanide.
•Reagents preparation systems.
Plant #3 includes the following unit operations:
•Crushing: two stage crushing circuit closed out by a vibrating screen.
•Grinding: single stage ball milling circuit closed out by hydrocyclones to grind the mineralized material to 80% passing 100 microns.
•Gravity Separation: gravity concentrator integrated within the grinding circuit. Fed by diverting some cyclone underflow to the scalping screen. Gravity tailings will return to the ball mill feed chute.
•Intensive cyanidation of the gravity concentrate with the pregnant solution combining with the  CCD overflow solution recovered solution ahead of the Merrill-Crowe section.
•Pre-thickening of the cyclone overflow followed by cyanidation of the whole ore slurry.
•CCD: Cyanidation of the liquid-solid separation in a train of CCD thickeners with the CCD overflow reporting to the Merrill-
Crowe and the barren CCD underflow reporting the TSF.
•Merrill-Crowe: to recover silver from the combined pregnant solutions through zinc cementation.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202558
•Refinery: drying and smelting of sludge to produce doré silver bars.
Key design parameters (most from testwork results) are as follows:
•Crushing circuit utilization of 68.5% and the remainder of the plant at 91.3%.
•Silver recovery into the gravity concentrate of 16% with 84% of the remaining silver recovered into the flotation concentrate.
•Cyanidation extraction efficiencies of 96% for both the gravity concentrate and the flotation concentrate.
•An overall extraction of 91%.
•A hardness Axb of 23.2 units which classifies the ore as very hard.
•A ball mill work index of 23.1 kWh/t which confirms the hardness classification.
Infrastructure, Permitting, and Compliance Activities
Infrastructure
The surface infrastructures to support the Zgounder operations are in place, and include:
•The Zgounder open pit mine and the related open contractor's workshop and installations;
•The processing facilities, Plant #1, Plant #2 and Plant #3 described in the previous section entitled "Processing and
Recovery Operations";
•The process plant service buildings, such as the main warehouse, the open storage area, the plant workshop, the reagent warehouse, and the process plant office buildings;
•The mine facilities, such as the mine offices (for underground and open pit), the change houses, the surface workshops
(for contractors and ZMSM), the mine consumables storage areas, explosive storage area and detonators storage area, the diesel storage area, the weight bridge area, and the mine electrical substation;
•Administration buildings, which include the site management offices, the health and safety induction building and mine rescue building, the first aid building / infirmary building, and the site canteen;
•The site accommodation camp;
•The main incoming electrical substation, with 60/22kV transformers, and the different electrical substations and distribution network;
•The assay laboratories;
•All the ore stockpiles;
•The water management facilities, including the water storage basins and water harvesting dams;
•The decommissioned TSF;
•The active TSF (TSF-E); and
•The waste storage area.
Logistics
•Multiple roads exists to reach the Zgounder mine from Agadir and Marrakesh. Roads used are public, maintained by government and are open all year around.
•Reagents and other consumables arrive at the port of Casablanca and are transported to the site by truck.
•Multiple buses insure employees' transportation nationwide.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202559
•Multiple flights are available to Agadir and Marrakesh from the international airport in Morocco.
•Silver ingots are transported by a security company from the site to Casablanca before being flown for refining.
•Ore and waste from the mine are transported by onsite roads to the mill and waste dump respectively.
Environmental Studies, Permitting and Social or Community Impact
The first EIA for the Zgounder Silver Mine was prepared in 2013 by Hydraumet, Morocco. Subsequently, operating permit No.
2306 (now the Zgounder Mining License), which included exploration permit, surface rights, access to property and any type of mining operations, was issued to Maya by the ONHYM. On August 15, 2014, the operation of the Zgounder Silver Mine by
ZMSM obtained its environmental acceptability from the prefecture of Agadir Ida-Outanane. An environmental monitoring program was developed by ENGITECH/TEVARI in 2014 and implemented in 2015.
In December 2021, NOVEC submitted a new ESIA as part of the Zgounder Silver Mine expansion project. This expansion project included an open pit mine, a waste dump, a new 2,000 t/d concentrator and a new tailings impoundment. The
International Finance Corporation’s Performance Standards were applied when defining the scope and terms of reference of this new ESIA.
Under the current regulatory framework, no new environmental permits were required for the Zgounder Expansion Project. On
February 23, 2022, ZMSM received environmental acceptability by the Regional Center of Investment of the Souss-Massa
region. An updated version of the environmental monitoring and surveillance plan was prepared in December 2021 with the addition of new elements and indicators.
Capital and Operating Costs
Capital Cost Estimate (CAPEX)
This section summarizes the capital and operating costs required over the LOM. It assumes a mixture of owner operated functions and contractors. as per existing conditions at Zgounder. Only costs from 2026 and forward are shown and detailed.
Capital costs for the LOM of $71.42 million will be required to support underground development and services, mining equipment, tailing storage facility raises, closure costs and, finally, milling equipment to sustain current tonnage through harder ore through the LOM.
Table 9 - Capital Cost Estimate for Zgounder LOM

Capital cost	$ Millions
Lateral and Declined Development	17.62
Vertical Development	3.22
Mining Equipment	6.62
Mining Services	4.10
Tailing storage facility	24.77
Closure Costs	4.09
Process Plant	11.00
Total	71.42
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Operating Cost Estimate (OPEX)
Operating costs for the LOM are $69.47 on a per tonne processed basis, as follows.
Table 10 - Operating Expenditures for Zgounder LOM

Unit cost per tonne mined or processed	$/t
Mining cost per tonne of open pit ore	23.87
Mining cost per tonne of underground ore	64.63
Blended mining cost per tonne of ore mined	30.53
Processing cost per tonne processed	21.16
G/A cost per tonne processed[1]	18.25
Total cost per tonne processed[2]	69.47
1.G/A includes site support, external costs, Casablanca and Montreal operation support, mining tax and royalties.
2.Sum of unit cost (blended mining cost, processing costs and G/A) is different at $69.94 considering existing stockpiles. Total cost per tonne of $94.47 per tonne processed is the average cost over the LOM as of 2026 forward.
Operating costs are divided into four larger categories: open pit mine, underground mine, processing and General and administration. The overall cost per tonnes processed over the LOM, starting in 2026, is $69.47.
Unit cost for the open pit mining cost are $23.87 per tonne of ore mined. This includes definition drilling and assay, drill, blast, haul to the mill and all waste movement cost associated with it. Unit cost for the underground mine are $64.63 per tonne of ore mine. This includes production development, production definition drilling, geological services, and a mixture of cut and fill and long hole stopes.  This results into a blended mining cost for both open pit and underground of $30.53 per tonne of ore mined over the LOM.
Processing costs are estimated at $21.16 per tonne of ore processed over the LOM. This includes both fixed and variable costs. Crushing, milling, gravity circuit and intensive leach, leaching, solid-liquid separation and pregnant solution washing, tailing disposal and, finally, cementation and smelting.
General and administration costs are $18.25 per tonne of ore processed over the LOM. It includes; site support, which consists of technical services, a portion of maintenance costs, health and safety and, logistics; external costs, which consists of silver offsite transport and smelting; corporate support from Casablanca and Montreal offices, which consists of procurement, human resources, IT, cost control, community relation, accounting and administration. Finally, it includes a mining tax of
30MAD per tonne of ore mined, and a 3% royalties on revenues. Conversion factor of 9.37 MAD/USD was used.
Table 11 -Zgounder LOM Plan Summary

Production		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Open pit waste	Mt	14.4	14.5	15.5	13.7	15.5	5.7	7.7	3.2	3.3	3.9	1.6	99.1
Open pit ore	Mt	0.9	0.9	1.3	1.2	1.5	1.2	1.4	1.2	1.2	1.3	0.6	12.7
Underground ore	Mt	0.5	0.4	0.3	0.3	0.4	0.4	0.2	-	-	-	-	2.5
Processed ore	Mt	1.3	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	15.4
Silver produced	Moz	5.8	6.2	6.3	6.4	6.3	6.4	6.2	6.1	6.0	5.9	4.0	65.6

Operating costs
Open pit production	$M	39.7	39.8	44.0	39.2	45.1	19.4	25.5	13.5	13.7	15.5	6.6	302.0
Underground prod.	$M	29.8	27.2	20.3	21.3	25.0	24.6	11.6	-	-	-	-	159.8
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202561

Processing	$M	28.3	29.7	29.7	29.7	29.7	29.7	29.7	29.7	29.7	29.7	29.4	325.1
G/A	$M	25.3	25.8	26.1	26.1	26.1	26.1	25.9	25.7	25.5	25.4	22.6	280.5
Total	$M	123.2	122.5	120.1	116.3	125.9	99.8	92.8	68.8	68.9	70.6	58.7	1 067.5
Cash cost	$/oz	21.21	19.78	18.94	18.26	19.91	15.70	14.96	11.23	11.44	11.94	14.70	16.26

Capital cost
Lat. Declined Dev	$M	9.4	4.4	2.9	0.9	-	-	-	-	-	-	-	17.6
Vertical Dev.	$M	1.8	0.5	0.2	0.7	-	-	-	-	-	-	-	3.2
Mining Equipment	$M	2.2	1.2	0.9	1.3	0.7	0.1	0.1	0.1	0.1	-	-	6.6
Mining Services	$M	1.3	1.2	1.1	0.3	-	-	-	0.2	-	-	-	4.1
Tailing Facility	$M	7.4	-	-	7.4	-	-	7.0	-	3.0	-	-	24.8
Closure Costs	$M	-	-	-	-	-	-	-	-	-	2.0	2.0	4.1
Process Plant	$M	6.0	5.0	-	-	-	-	-	-	-	-	-	11.0
Total	$M	28.1	12.3	5.1	10.6	0.7	0.1	7.1	0.2	3.1	2.0	2.0	71.4
Economic Analysis
A financial model  was included in the Updated Zgounder Technical Report and developed to include the relevant study results in order to estimate and evaluate the Zgounder Expansion project cash flows and economic viability. The evaluation method took into account mill feed tonnages and grades (including dilution) for the ore and the associated recoveries, silver price, operating costs, transport and refining charges, government royalties and capital expenditures (both initial and sustaining).
The project was evaluated on a 100% ownership basis, with no debt financing.
The economic analysis demonstrated that the Zgounder Expansion project had positive economics under the assumptions used. On a before tax basis, the Zgounder Expansion project had a 5% NPV of $471 M and an IRR of 57%. On an after-tax basis, the project had a 5% NPV of $373M and an IRR of 48%. Total undiscounted cash flow over the LOM equaled $522 M and payback period is estimated at 1.7 years post expansion.
The Zgounder Expansion project also demonstrated a favorable cost structure with an all-in sustaining cost of $9.58 per ounce of silver produced.
Exploration, Development, and Production
Aya owns or controls 15 exploration permits (168km2) and 9 mining licenses (210km2) in the Zgounder property area
(378km2) in the central part of the Anti-Atlas Mountains of the Kingdom of Morocco. The Zgounder Ag mineralization is primarily hosted within metasedimentary rocks and follows the contact with a rhyolitic unit along a 1 km east-west trend. Silver occurs predominantly as fracture filling or disseminations, but can also be hosted within hydrothermal breccias and, more rarely, in quartz veins.
Additional expenditure on exploration activities is recommended by the Updated Zgounder Technical Report authors for the following:
•Infill drilling in specific areas of the Zgounder deposit to upgrade Mineral Resources from Inferred to Indicated categories.
•Extension drilling to test the continuity of the Mineral Resources, including: (A) West of the Zgounder N–S fault; (B) North of the open pit at depth near the granite contact.
•Drilling of potential near-mine targets generated by follow-up geological work and prospecting.
•Follow-up geological work, including detailed mapping, mineral prospecting, and systematic grab sampling for assay.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202562
•Deposit-scale study focusing on the identification, spatial distribution, and geochemical characterization of the distinct types of Ag-rich hydrothermal breccias, to support vectoring toward ore shoots.
•Deposit-scale geochemical characterization of lithologies and alteration types, and their correlation with Ag mineralization.
The estimated cost of the recommended work program is US$18.2M which includes 10% contingency (excluding applicable taxes) (Table 12). The program is expected to span two years (2026–2027). Phase 1 is planned for completion in 2026, while
Phase 2, scheduled for 2027, is contingent upon the results obtained from Phase 1.
Table 12 - Recommended  Programs and Budgets for 2026-2027

Year	Item	Activity	Unit (m)	Cost Estimate (US$)
Phase 1 - 2026
2026		Drilling (all-in costs)	25,000	4,000,000
		Administration and Management		280,000
		Geological Mapping, Mineral Prospecting, Assays		120,000
	Sub-Total			4,400,000
	Contingency (10%)			440,000
	Total - 2026			9,240,000
Phase 2 - 2027
2027		Drilling (all-in costs)	25,000	4,000,000
		Administration and Management		280,000
	Sub-Total			4,280,000
	Contingency (10%)			428,000
	Total - 2027			8,988,000
Underground activities focus on ore mining, stope access, level development and an ongoing ramp down to lower levels, where ore had been found and included in the life of mine. Open pit activities consists of destructive definition drilling, and waste and ore mining.
The open pit and underground mine provide ore to the new and previous mineral processing plants to reach production objectives.
Project development in the coming years will focus on ore definition, mining, processing as well as regional and local exploration to continuously improve the LOM of the asset. The water infrastructures will be maintained to provide sufficient water to ongoing operations, and the tailing storage facility will be enlarged by two other phases as the operation carry, as needed.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202563
BOUMADINE
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202564
Current Technical Report
The most recent technical report on the Boumadine Project is the technical report entitled "Technical Report - Preliminary
Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” dated December 18, 2025, with an effective date of November 4, 2025, prepared for Aya and authored by the Qualified Persons named in paragraph (ii) of the
Section of this AIF entitled "Interests of Experts" (the “Boumadine PEA Report”). Except as otherwise specified hereinafter, the information set forth below is based on and stated as of the effective date of the Boumadine PEA Report, which is available under Aya’s profile on SEDAR+ at www.sedarplus.ca.
The scientific and technical information set out in this section has been prepared under the supervision of, or reviewed by, and approved by Mr. David Lalonde (P.Geo.), Vice-President, Exploration, and Mr. Raphael Beaudoin (P.Eng.), Vice-President,
Operations, each a Qualified Person under NI 43-101.
Project Description, Location, and Access
Project Description
Boumadine Deposit is a polymetallic deposit (Au, Ag, Zn, Pb, Cu) located in the Errachidia Province, in Morocco. The
Boumadine Property consists of 13 mining permits and 19 exploration permits totaling 355 km2 in size. The Boumadine Mining
License, which contain Boumadine Deposit and is the focus of this Boumadine Report, consists of mining permit LE-383661 and covers the historical Boumadine Mine, the Boumadine Camp, and the current MRE described in  the Boumadine PEA
Report. Mining Permit LE-383661 covers a total of 32 km2 in area. The additional thirty one permits are distributed within a 25 km radius of the Boumadine Deposit and collectively cover an additional 323 km2 in area (see Figure 3 and Table 13 ). In addition, an Authorization of Exploration of 600 km2 was granted to Aya in January 2025.

AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202565
Figure 3 - Land Tenure in the Boumadine Property Area
On October 9, 2012, Aya and the ONHYM signed a joint venture agreement for the acquisition, development and exploitation of the Boumadine Deposit. Under the terms of said agreement, Aya acquired 85% of mining license LE-383661 for total cash payments of MAD 28 million, being approximately USD 2.8 million at the time. A new Moroccan company - BGM, was created with Aya and the ONHYM as 85%-15% shareholders respectively. The mining title of the Boumadine Mining License was transferred to BGM by the ONHYM. For further details on the ONHYM's participation in BGM, see the section of this AIF entitled
"Corporate Structure - Intercorporate Relations". The ONHYM is entitled to receive a 3% royalty and Aya will receive a 2.75%
management fee on BGM sales revenue as of  the first year of operation. In addition to its ownership of the Boumadine Mining
License, Aya, through its subsidiaries, has 100% ownership of a total of 15 mining licenses and exploration permits related to the Boumadine Property and an option to earn 100% interest in 15 other mining licenses and exploration permits, as summarized in Table 13.
In order to convert an exploration permit into a mining license, an EIA needs to be submitted to the regional center of investment.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202566
Table 13 - Aya's Mining and Exploration Permits in the Boumadine Property Area

Permit ID	Permit Type	Interest of Aya*	Area (km2)	Granted	Expires
LE-383661*	Licence d'exploitation	85% ownership	31.67	5/17/2016	5/16/2026
LE-383631**	Licence d'exploitation	Option to own 100%	10.34	7/13/2017	7/12/2027
LE-383657**	Licence d'exploitation	Option to own 100%	8	10/18/2015	10/17/2025
LE-383685**	Licence d'exploitation	Option to own 100%	14.67	6/18/2017	6/17/2027
LE-383692**	Licence d'exploitation	Option to own 100%	4.02	5/14/2016	5/13/2026
LE-383722**	Licence d'exploitation	Option to own 100%	9.53	9/27/2014	9/26/2024
LE-383724**	Licence d'exploitation	Option to own 100%	6.16	11/25/2017	11/24/2027
LE-383852**	Licence d'exploitation	Option to own 100%	9.49	10/16/2018	10/15/2028
LE-383853**	Licence d'exploitation	Option to own 100%	17.59	12/21/2018	12/21/2028
LE-383856**	Licence d'exploitation	Option to own 100%	25.87	7/20/2016	7/19/2026
LE-383874**	Licence d'exploitation	Option to own 100%	8.1	12/2/2015	12/1/2025
PE-3052**	Permis d'exploitation	Option to own 100%	11.68	7/17/2014	7/16/2026
PR-3842950**	Permis de recherche	Option to own 100%	15.57	6/27/2023	6/26/2026
PR-3843051**	Permis de recherche	Option to own 100%	16	6/10/2023	6/9/2026
PR-3843056**	Permis de recherche	Option to own 100%	15.89	6/10/2023	6/9/2026
PR-3843057**	Permis de recherche	100% Ownership	9.43	6/10/2023	6/9/2026
PR-3843146**	Permis de recherche	Option to own 100%	8.54	6/14/2023	6/13/2026
PR-3843156**	Permis de recherche	100% Ownership	11.72	6/14/2023	6/13/2026
PR-3843332**	Permis de recherche	100% Ownership	4.7	10/12/2023	10/11/2026
PR-3843342**	Permis de recherche	100% Ownership	11.4	6/14/2023	6/13/2026
PR-3843370**	Permis de recherche	100% Ownership	3.99	3/8/2024	3/7/2027
PR-3843371**	Permis de recherche	100% Ownership	3.03	3/8/2024	3/7/2027
PR-3843372**	Permis de recherche	100% Ownership	7.99	3/8/2024	3/7/2027
PR-3843387**	Permis de recherche	100% Ownership	8.28	6/29/2024	6/28/2027
PR-3843388**	Permis de recherche	100% Ownership	5.73	6/29/2024	6/28/2027
PR-3843389**	Permis de recherche	100% Ownership	1.56	6/29/2024	6/28/2027
PR-3843390**	Permis de recherche	100% Ownership	14.34	6/29/2024	6/28/2027
PR-3843391**	Permis de recherche	100% Ownership	13	6/29/2024	6/28/2027
PR-3843448**	Permis de recherche	100% Ownership	12.55	5/20/2025	5/19/2028
PR-3843449**	Permis de recherche	100% Ownership	14.37	5/20/2025	5/19/2028
PR-3843450**	Permis de recherche	100% Ownership	5.59	5/20/2025	5/19/2028
Notes :
1. Mineral Tenure information effective January 1, 2026.
2.« Permis de recherche » means « exploration permit » and « licence d’exploitation » means « mining license ».
3.Permits marked with * are within the Boumadine Mining License and permits marked with ** are located outside the Boumadine Mining
License.
4.The Boumadine Mining License (LE-383661) renewal process is underway.
5.Mining License  LE-383874 is currently being renewed for an additional 10 years. The Corporation is awaiting a final decision from the competent authority.
6.Mining License LE-383657 and LE-383722 were renewed for an additional 10 years. The decision from the competent authority was received after the publication of the Boumadine PEA Report.
7.For this table, "Aya" means the Corporation or one of its subsidiaries, AGSM, ZMSM or BGM.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202567
Project Location, Access and Facilities
The Boumadine Property is located in the Errachidia Province of the Meknès-Tafilalet Region, in the Anti-Atlas Mountains. It is
accessible via the National Highway 10 (N10), ~220 km east-northeast from Ouarzazate City or ~70 km southwest from
Errachidia City. The nearest town is Tinejdad, ~16 km north from the historical Boumadine Mine. The nearest village, Bouyoud, is 4 km away from the site. The historical Boumadine Mine is located at approximately Longitude 4°55'18" West, Latitude
31°24'40" North (and altitude 1,145 m asl), or in UTM WGS 84 Zone 30 R 317,310 m East and 3,476,770 m North. The
Boumadine Property can be accessed by two roads: 1) by a 16-km dirt road southwards from Tinejdad; and 2) by a 3-km dirt road from east through the Village of Bouyoud. The National Highway 10 (N10) goes through the City of Tinejdad and connects to Ouarzazate City to the west and Errachidia City to the east of Tinejdad. The Property is connected to the national electricity grid.
There are numerous dirt roads and paths that lead to former shafts and other remnants of the historical mining infrastructure.
Water is currently sourced from historical underground workings and wells. Electricity on site is provided via the national electricity grid.  The facilities on-site are adapted for exploration operations. They include an office, drill core shack, the AfriLab sample preparation laboratory, drill contractor workshops, and drill contractor camps.
History
The historical Boumadine Mine is one of the oldest known mines in Morocco. It was probably exploited by the Portuguese in the 15th and 16th centuries. They extracted the oxidized part of the polymetallic veins to a depth of as much as 20 meters. Such workings are found along north-south orientation for strike of few hundred meters on the Boumadine Mining License.  Between
1956 and 1998, exploration and mining activities on the Boumadine Mining License were completed by the BRPM, with and without partners. These activities included mineral prospecting, geophysical surveys, drilling, mineralogical studies, mineral resource estimations, metallurgical testwork, engineering and economic studies, shaft excavation, underground development and mining. Underground mining from 1986 to 1992 produced 261,485 tons of mineralized material from four mining levels for mineral processing on-site. In 1998, the BRPM issued its final report summarizing all the workings completed on the
Boumadine Mining License, including a summary of all its drilling (Table 14).
Table 14 - Summary of BRPM Exploration Work

Period	Diamond Holes		Shafts/Raises	Drifts
	Number	(m)	(m)	(m)
1956 to 1957	2	144	27	191
1962 to 1964	40	6,248	-	-
1964 to 1966	36	1,984	77	981
1973 to 1975	25	7,132	152	874
1981 to 1982	-	-	82	340
1984 to 1985	13	1,029	140	1,885
1989 to 1992	unknown	1,570	298	1,376
In 2013, Maya acquired the Boumadine Mining License through a joint venture with the ONHYM (new entity of the BRPM) on an
85%-15% ownership basis, respectively. Between 2013 and 2016, Maya completed geological mapping and grab sampling of the historical mineralized structures. In 2017, Maya completed a drilling program to confirm the historical mineral resources.
Fourteen drill holes totalling 3,158 m were completed over the Central, South and Tizi Zones. Between 2018 and 2020, Maya
completed a sampling program on two historical tailings deposits and 9,503 m of diamond drilling on the South, Central, North,
Imariren and Tizi Zones. In addition, Maya completed a drone survey over part of the Boumadine Mining License.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202568
Table 15 - Summary of Diamond Drilling Completed by Maya from 2017 to 2020

Summary of Diamond Drilling Completed by Maya from 2017 to 2020	Zone	Metres Drilled	Objective
2017	Centre	1,490.4	Historical resource and old workings verification
	Sud	1,137.6
	Tizi	530.0
2018	Centre	1,597.0
	Sud	608.0	Check southern continuity of the vein
	Tizi	466.1
	Imariren Est	804.9	Follow-up on grab samples positive results
	Imariren Ouest	1,168.4
2019	Centre	1,446.7
	Imariren Est	670.8	Increase Imariren resource
	Imariren Ouest	1,297.8
	Nord	543.9	Test northern historical resource
2020	Nord	899.0	Increase Zone Nord resource
Total		12,661.0
Exploration activities completed by Aya on the Boumadine Property since 2020, other than drilling, include surface trenching, satellite-based hyperspectral surveys, aerial electromagnetic, magnetic and radiometric survey, mineral prospecting, geological mapping, grab sampling and assaying. These programs were successful in finding and confirming presence of mineralization on surface. From May 2022 to September 2025, Aya completed 660 diamond drill holes, 94 multipurpose holes
(MP) and 49 Reverse circulation holes (RC), totaling 192,957 m.  Of these, 214 new drill holes totaling 44,514 m were completed along the Boumadine Deposit and utilized for the Boumadine MRE Report. In 2025, Aya completed 523 drill holes, amounting to 150,328 m, on the Boumadine Property. The drilling programs aimed to extend the mineralization of the North,
Central, South, Tizi and Imariren Zones and test targets located farther from the main mineralized trend.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202569
Geological Setting, Mineralization, and Deposit Types
The Boumadine Property is located at the eastern end of the Anti-Atlas Mountain range, which extends east-northeast to west-
southwest, over approximately 600 km from the Atlantic Ocean in the west to the interior of the African Plate in the east. The
Anti-Atlas basement rocks are mainly Neoproterozoic in age and consist of ophiolites, island arc-related gneiss and intrusive rocks, particularly near to the northern edge of the West African Craton.
The Boumadine Deposit (Au, Ag, Zn, Pb, Cu) is located on the northwest side of the Ougnat Massif (or Boutonnière). The geology of the Massif consists of a Neoproterozoic metasedimentary basement overlain unconformably by a Late
Neoproterozoic volcano-sedimentary rock sequence and by Paleozoic lacustrine sedimentary and minor volcanic rocks. The basement consists of sandstone, pelites and greywackes that are intruded locally by granite, granodiorite, and diorite bodies.
The volcano-sedimentary sequence consists of felsic and mafic volcanic rock units separated by volcano-sedimentary units.
The volcanic and volcanic-sedimentary rock unit have been grouped into three formations, which from the oldest to youngest are:
•Tamerzaga-Timrachine Formation (“TTF”): Consists of ignimbrites, rhyodacites and andesites;
•Isilf-Ouinou-Oufroukh Formation: Consists of volcano-sedimentary rocks, specifically tuffs and breccia, andesite flows;
and fine- to coarse-grained sedimentary rocks; and
•Aoujane-Aissa-Akchouf Formation: Formed of ignimbrites, dacite domes and flows, and andesite flows.
These three formations are intruded by dolerite, microdiorite and andesite dykes. At the historical Boumadine Mine, only the andesite dykes are present and trend north-south.
The Ougnat Massif area was subjected to a Neoproterozoic shearing, which generated regional-scale faults trending N30°E and associated secondary fractures. The area has also been affected by a late-stage series of north-south extensional fractures that were subsequently reactivated by a compressive Hercynian tectonic event.
The TTF volcaniclastic sequence of felsic tuffs and mafic tuffs host the Boumadine Deposit. The felsic tuffs consist of angular to rounded cm-size felsic fragments, quartz eyes, plagioclase grains, and locally mafic fragments. This felsic sequence is homogeneous and massive, and sits unconformably on mafic tuffs. Mafic tuffs consist of amphibole and fragments/clasts of sedimentary rocks. Mafic tuffs are interpreted as underwater-deposited volcaniclastic eruptives.
Many intrusions are observed on the Boumadine Property. The intrusions are divided into a pre-to syn-mineralization group and a post-mineralization group. The pre- to syn-mineralization intrusions are mainly felsic to intermediate in composition, show aphanitic to porphyritic textures, and form dykes and sills. Locally porphyritic mafic dykes, similar in composition to mafic tuffs, cross cut the felsic tuff sequence and syn-mineralization dykes, suggesting bimodal magmatism.
The post-mineralization intrusions consist of rhyolite subvolcanic domes associated with normal faults. These domes are interpreted as being synchronous with a post-mineralization deformation episode that disrupted the Boumadine mineralized zones. Subsequently, a swarm of regionally extensive mafic dykes intruded every lithological unit on the Boumadine Property.
Two events of hydrothermal alteration are observed on the Boumadine Property. The first alteration event affects the felsic tuff sequence as phyllic alteration (quartz-sericite-pyrite). Proximal to massive sulphide veins (1 to 5 m thick), there is an advanced clay alteration composed of kaolinite and pyrophyllite.  The second sequence of alteration affects mainly the underlying mafic tuffs and consists of propylitic alteration (epidote and chlorite). Near the veins, the alteration minerals are black chlorite, pyrophyllite and pyrite. The transition between these two alteration events is relatively sharp and consistent with the change in tuff composition.
Due to the extensive weathering to clay minerals, the Boumadine Deposit has a very light colour that contrasts with the surrounding landscape. The mantos, “chapeau de fer” or “iron cap” alteration extends from 5 to 10 m depth. The mantos
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202570
consists principally of goethite and jarosite with sparse hematite and no lepidochrosite. This mineralogical assemblage indicates that the oxidation fluids were strongly acidic. In this case, Mn, Zn, Cd, Ni, Co, Pb are highly mobile in the acid and sulphur-rich fluids and are commonly leached at surface. However, Ag, Au, Ba, Sr and Pb are immobile and form stable sulphosalts. The hydroxide-rich “mantos” has been partially mined out by artisanal workers for ochre and precious metals.
The Boumadine Deposit has been traced on surface and in drilling for approximately 5,400 m along strike. Strike direction varies from mainly northwest to northerly and dips vary from steeply northeast to steeply southwest. The Boumadine Deposit consists of 45 mineralized domains that have been grouped into five separate zones. The South and Central Zones consist of
13 stacked mineralized vein domains. From the south end of the South Zone to the north end of the Central Zone, these domains extend for 4,800 meters along strike, up to 300 to 400 meters across strike and up to 1,000 meters down-dip. The
South Zone appears to be offset dextrally along a northeast-trending fault from the Central Zone. The north end of the Central
Zone appears to be offset sinistrally along a northeast-trending fault from the North Zone. The North Zone consists of eight closely-spaced mineralized vein domains. This Zone is 650 m long, 5 to 10 m in thickness and 500 m down-dip. It strikes northwest and dips steeply southwest. The Imariren Zone and the Tizi Zone are two sub-parallel, single mineralized vein domains that are 200 m apart in the south and 500 m apart in the north, strike northerly, and dip vertically. The Tizi Zone has been extended to 2.0 km in length, while Imariren has been traced over 1,000 m. Both zones extend 600 m down-dip.
The Boumadine Deposit mineralized zones consist of 1 to 4 meters-wide massive sulphide lenses/veins oriented N20°W and dipping 70° east. The massive sulphide veins (approximately 70% sulphide) consist of pyrite, sphalerite, galena, arsenopyrite and chalcopyrite, with subordinate amounts of cassiterite, silver-rich sulphosalts, stannite, enargite, bismuthinite, native copper and bismuth. The main mineralization zone is surrounded by a 1 to 10 m thick halo of 10 to 30% disseminated pyrite and two types of veinlets: 1) quartz-carbonate-galena-sphalerite veinlets; and 2) massive pyrite veinlets. Geochemically, there is a strong positive correlation of gold with silver and copper and a weaker correlation of zinc with lead and molybdenum. The
Boumadine Deposit has been described in literature as being an epithermal polymetallic deposit in a shallow submarine setting, but field and drilling evidences seems to suggest a deeper environment of formation.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202571
Exploration
Exploration activities completed by Aya on the Boumadine Property since 2020, other than drilling, include surface trenching, satellite-based hyperspectral surveys, aerial electromagnetic and magnetic survey, mineral prospecting, geological mapping, grab sampling and assaying. Each of these activities are summarized below.
Trenching
One trench (37 m) was excavated during the early 2022 drilling campaign on section 8125N between drill holes BOU-DD22-001 and BOU-DD22-006. The goal was to find mineralization at surface. Assaying failed to return any significant values.
Satellite-Based Hyperspectral Surveys
At the end of 2021, CGG carried out a satellite-based geological and mineral mapping study for Aya over the Boumadine
Mining License. The aim of the study was to process satellite imagery and identify areas of possible mineral alteration and place these in a geological context. This study enabled the generation of geologically valid target areas that were subsequently visited in the field during geological mapping in 2022 and 2023. The program was completed in two stages: 1) a regional project outlining the main structural controls and areas of alteration carried out at 1:25,000 scale; and 2) a detailed 1:5,000 scale project that focused on the Boumadine Mining License (LE-383661).
Several satellite datasets were supplied by CGG, processed and interpreted over the Boumadine Property. For the regional mapping, Sentinel-2 imagery was used for the geological interpretation with Copernicus elevation data being merged to enhance this process. ASTER imagery was utilized for its spectral range, which enables clay/iron/carbonate alteration related to hydrothermal alteration associated with intrusions to be imaged. For the detail mapping, at the Boumadine Mining License scale, WorldView-3 imagery was used for both the structural and spectral mineral mapping.
The mineral outputs exhibited a strong correlation with the main structures mapped (at 1:25,000 scale). There is significant argillic alteration along the northwest-trending fault in the northeastern area of the Boumadine Mining License. There is also significant argillic alteration along a northeast-trending fault, slightly to the west of the Boumadine Mining License (out of the mining license). Mineral outputs also display a strong correlation with the underlying geology in the Northern Zone, with the altered rhyodacite-rhyolite ignimbrite clearly highlighted.
In early 2024, Aya re-engaged CGG to conduct a new satellite-based study over larger part of the Boumadine Property. The project has been carried out using high resolution satellite imagery to provide detailed 1:5,000 scale structural interpretation and 1:10,000 scale lithological classification with key areas of alteration mapped to 1:5,000 scale. This time the study integrated Geological maps and other spatial geological datasets provided by Aya.
The use of WorldView-3 satellite imagery has significantly improved lithological classification (up to 1:10,000 scale) and structural mapping (1:5,000 scale) compared to the previous 1:200,000 regional map. The higher resolution provided clearer boundaries and more detailed structural features. Additionally, CGG’s ASTER Bare Earth+ multi-spectral imagery was utilized to map large alteration footprints while filtering out non-geological artifacts. This integration identified new areas of interest beyond the Boumadine Deposit. The enhanced spatial and spectral resolution of WorldView-3 imagery allowed for the mapping of narrow intrusive dykes and faults, and the identification of intrusive not visible in optical imagery. At 1:5,000 scale, the structural mapping has helped establish relationships between faults, dyke intrusions, and alteration zones.
Airborne Geophysical Surveys
In March 2022, an airborne geophysical survey was conducted by Geotech Ltd. over the Boumadine Mining License. A total of
366 linear-km (33 km²) was flown in a west to east (N90°E) direction with traverse line spacing of 100 m. Tie lines were flown perpendicular to the traverse lines at a spacing of 1,000 m.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202572
Principal geophysical sensors included a VTEM system, airborne magnetic using a cesium magnetometer, and RSI ARGS
RSX-5 spectrometer system. The purpose of the survey was to provide magnetic and resistivity coverage over the permit with sufficient resolution to map the footprint of the known mineralization and any potential extensions.
The airborne results of both methods were of good quality and meaningful. Electromagnetically, Boumadine Deposit corresponds to a prominent, large (>6 x 1.5 km), variably conductive, north-south elongate resistivity low feature in the centre of the block that roughly coincides with all the historical mining work. The resistivity low also coincides well with the northern half of the magnetic low. Those anomalies accurately mapped the known mineralization and supports extension of the favorable prospective corridor to the north and the south.
Following the success of the VTEM geophysical survey, a new airborne geophysical survey commenced on February 2, 2024, and concluded on July 18, 2024. Conducted by Expert Geophysics Limited (EGL), this helicopter-borne MobileMT electromagnetic and magnetic survey covered three blocks: Boumadine, Boumadine West, and Boumadine East, encompassing all of Aya's permits in the Boumadine Property.
The survey involved 105 production flights, covering a total of 14,353 line-kilometers. Specifically, Boumadine covered 6,771 line-kilometers over 609 square kilometers, Boumadine West covered 4,535 line-kilometers over 414 square kilometers, and
Boumadine East covered 3,047 line-kilometers over 278 square kilometers.
Electromagnetic readings were obtained using an EGL AFMAG & VLF MobileMT system, which includes an airborne three-
component magnetic sensor and a base station with two horizontal electric components. Additionally, a cesium vapor magnetometer in a separate towed-bird was used to measure the intensity of the Earth's magnetic field.
The geophysical acquisition was successful, identifying multiple potentially parallel, on-trend conductive anomalies similar to those previously identified at Boumadine Deposit. Notably, a very large potential conductive anomaly was detected approximately 5 kilometers west of Boumadine, exhibiting a similar orientation but stronger intensity than the Boumadine
Deposit conductor. This extensive system also includes strong potential conductors oriented east-west. Additionally, the survey revealed the continuation of the conductivity anomaly, South of Boumadine Deposit and a series of new N340 and north-south oriented potential conductive anomalies.
Mapping
Detailed mapping was carried out on Boumadine Mining License, with the objective to improve geological understanding of the mineralization and geological events.
From the mapping work, two major fault sets were recognized: 1) a fault event N030 that intersects the main Boumadine corridor (N340) and could be responsible for the Au-Zn mineralization event; and 2) an N70°E fault event cutting both the
N20°W and N70°E structures that appears to be responsible for the Ag-Pb mineralization event.
Following the proximal mapping around the deposit, a larger scale mapping of our regional permit was launched and remains ongoing. Six areas of interest with the highest potential have been subjected to more detailed mapping. Some of these areas were drilled late 2025 and other are planned to be drilled during 2026.
Grab Sampling and Assaying
In 2023, 127 surface grab samples were taken, leading to identification of a new mineralized structure to the northwest of the
Boumadine Mining License. The structure, which can be followed for >1.5 km, graded up to 3.45 g/t Au (sample 2260129), 186
g/t Ag (sample 2274547), 9.40% Cu (sample 2274534), 27.40% Pb (sample 2274545), and 1.80% Zn (sample 2274547) (Table
9.1 below). The mineralization exhibits stockwork quartz-pyrite-chalcopyrite veinlets associated with silicified felsic dykes injected into a corridor of faults located at the contact of volcanic rocks and sedimentary rocks. This discovery shows the mineralization potential outside of the main Boumadine corridor.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202573
Mapping and grab sampling activities continued throughout 2024 and 2025, extending to properties beyond the Boumadine
Mining License. A total of 993 grab samples were collected on the Boumadine permits since 2022.
Table 16 - Grab Sampling Assay Highlights

Sample ID	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
2393526	12.20	226	4.10	0.78	0.18
2393529	7.40	211	4.20	1.64	0.33
2393527	4.78	81	1.00	0.32	0.04
2394147	3.93	163	0.05	0.43	0.84
2393509	3.50	90	3.25	0.62	0.02
2260129	3.41	40	0.75	0.16	0.06
2393498	3.38	58	36.64	0.02	0.01
2260130	3.37	23	0.28	0.04	0.03
2393412	3.34	32	4.04	0.68	0.04
2260131	2.78	44	0.54	0.06	0.02
2394143	2.66	132	0.13	0.28	1.00
2393516	2.28	9	0.49	0.06	0.03
2393518	2.13	16	1.12	0.84	0.08
2393470	2.13	26	0.27	0.05	0.01
2394146	2.02	82	0.03	0.43	0.47
2393251	0.03	747	59.58	0.01	0.01
2393421	0.16	482	0.12	8.49	0.01
2393505	0.11	475	0.40	18.93	0.54
2394526	0.03	410	22.47	1.38	0.10
2393295	0.03	359	1.33	39.98	0.33
2393287	0.03	354	1.32	43.43	10.52
2393318	0.15	326	7.90	9.13	0.56
2393549	0.19	323	11.18	19.29	1.81
2390608	0.03	300	29.56	0.01	0.01
2393467	0.03	17	48.15	0.04	0.02
2389945	0.03	74	34.46	0.05	0.05
2393329	0.06	5	23.97	0.01	0.01
2393482	0.03	24	20.91	0.02	0.02
2393537	0.03	32	20.18	0.28	0.02
2393473	0.03	17	19.76	0.02	0.01
2394519	0.03	56	19.27	5.07	13.46
2393368	0.06	116	18.24	0.55	0.60
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202574
Drilling
From May 2022 to September 2025, Aya completed 660 DD holes, 94 multipurpose holes (MP) and 49 Reverse circulation holes (RC), totaling 192,957 m.  Of these, 214 new drill holes totaling 44,514 m were completed along the Boumadine Deposit and utilized for the Boumadine PEA Report. In 2025, Aya completed 523 drill holes, amounting to 150,328 m, on the Boumadine
Property. The drilling programs aimed to extend the mineralization of the North, Central, South, Tizi and Imariren Zones and
test targets located farther from the main mineralized trend.
In addition, all historical drill holes from 2018 to 2021 were re-logged and resampled by Aya in 2023 for a total of 77 drill holes and 9,510 m of drill core. The historical BRPM drill holes and Maya’s 2017 drill holes have not been retrieved in the Aya drill core yard. Therefore, it was not possible to proceed with re-sampling and the decision was made to include those drill holes for geological interpretation and exclude them from the MRE database. Information from the drill holes completed in 1992 by the SODECAT-BRPM has not been found, and those drill holes are not included in Aya’s MRE database.
In general, drilling exploration and definition has identified and further defined the distribution of mineralization in five areas:
North Zone, Central Zone, South Zone, Tizi and Imariren. Drilling results on the main structure show a strong continuity of the mineralization.
In 2025, the strongest mineralized intercept to date, featuring a long, high-grade interval that results in a record metal factor was intercepted along the main trend, on hole BOU-MP25-087, with 2,323 g/t AgEq over 15m, including 3,858 g/t AgEq over
8.7m. In addition, the identification of a new high-grade parallel structure in the southern portion of Boumadine's Main Trend, within hole BOU-DD25-623, showing 540 g/t AgEq over 47.3m, including 681 g/t AgEq over 10.6m and 1,286 g/t AgEq over
11.7.
Table 17 - Significant Intercepts From the 2025 Drilling Program

DDH No.	Section	Zone	From	To	Au	Ag	Length (1)	Cu	Pb	Zn	Mo	Ag Eq(2)
			(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD24-387	5000N	Boumadine	378.3	381	0.37	297	2.7	0	3.7	3.2	74	497
BOU-DD24-442	6425N	Boumadine	173.7	178.3	0.2	73	4.6	0.1	1.3	4.9	178	248
BOU-DD24-453	7025N	Boumadine	164.4	169.6	2.68	38	5.2	0.2	0.2	0.7	12	284
Including			164.4	168.1	3.44	45	3.7	0.2	0.1	0.2	14	341
BOU-DD24-465	9050N	Boumadine	128.8	139.4	0.48	81	10.6	0	1.3	2	9	199
BOU-DD24-472	3477600	Tizi	125.8	128.7	3.78	29	2.9	0.1	0.7	1.8	17	394
BOU-DD24-473	10250N	Boumadine	282.7	288.1	1.48	54	5.4	0.1	1.1	1.7	6	243
BOU-DD24-474	3477600	Tizi	48	52	2.38	37	4	0	0.6	2.5	56	302
BOU-DD24-475	10250N	Boumadine	359.2	369.3	0.94	50	10.1	0.1	1	1.4	6	189
BOU-DD24-475	10250N	Boumadine	405.4	407.1	5.62	257	1.7	0.4	0.3	3.5	6	820
BOU-DD24-478	3477600	Tizi	459.4	462.7	4.61	75	3.3	0.1	0.1	0.5	11	460
BOU-DD24-487	9050N	Boumadine	483.1	486.5	3.36	225	3.4	0.1	0.1	0	2	502
BOU-DD25-493	9050N	Boumadine	423	431	1.19	16	8	0	0.2	1.1	3	142
BOU-DD25-497	9850N	Imariren	184.6	190.8	1.93	18	6.2	0.1	0.1	0.9	3	201
BOU-DD25-500	9050N	Boumadine	537	543.6	2.41	50	6.6	0.1	0.2	0.1	2	255
Including			540.1	543.6	3.11	60	3.5	0.1	0.2	0.1	4	321
BOU-DD25-501	9850N	Imariren	93	99	1.73	48	6	0.1	0.2	0.5	16	210
Including			93.6	96	3.78	93	2.4	0.2	0.1	0.2	15	413
BOU-DD25-501	9850N	Imariren	192.5	200.1	1.68	7	7.6	0.1	0	0	6	146
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202575

BOU-DD25-502	9250N	Boumadine	161.5	169.3	0.99	26	7.8	0.1	0.4	3	17	191
Including			161.5	162.7	3.06	95	1.2	0.3	1.5	15.1	10	763
BOU-DD25-504	10050N	Imariren	141	147.6	3.69	46	6.6	0	0.2	0.3	3	349
Including			141	142.2	10.34	37	1.2	0	0.1	0.1	3	851
BOU-DD25-506	9850N	Boumadine	297.3	302.3	3.19	48	5	0.1	0.1	0.1	2	312
Including			297.3	299.5	4.45	50	2.2	0.1	0	0.1	2	413
BOU-DD25-509	10050N	Imariren	282.1	291.4	2.18	62	9.3	0.1	0.7	1.5	2	296
Including			289.8	291.4	7.16	215	1.6	0.5	0.2	3.2	3	897
BOU-DD25-511	10050N	Imariren	311.1	316	1.95	270	4.9	0.1	0.1	0.6	8	449
BOU-DD25-512	10050N	Imariren	338	339	15.86	1	1	0	0.1	0.3	4	1247
BOU-DD25-513	9850N	Boumadine	365.3	367.1	5.19	118	1.8	0.5	0.2	1	2	591
BOU-DD25-513	9850N	Boumadine	374.8	377.7	5.52	109	2.9	0.3	0.2	5.2	4	698
BOU-DD25-516	9050N	Boumadine	498	507	1.24	6	9	0.1	0.1	0.2	2	114
BOU-DD25-516	9050N	Boumadine	648.5	649	66.66	111	0.5	0.1	1	1.6	6	5373
BOU-DD25-544	3477200	Tizi	31.9	44.2	0.31	60	12.3	0	1.1	1.9	4	161
BOU-DD25-547	3477200	Tizi	117	126	0.42	80	9	0	1.8	3.6	5	248
BOU-DD25-550	9050N	Boumadine	54.9	59.5	1.33	101	4.6	0	1.1	1.6	8	272
BOU-DD25-572	8850N	Boumadine	351.8	364	2.6	23	12.2	0.1	0.1	0	5	232
Including	8850N	Boumadine	352.6	354.8	5.28	49	2.2	0.1	0.1	0.1	4	473
Including	8850N	Boumadine	359.3	361.7	6.29	48	2.4	0.1	0.1	0	7	551
BOU-DD25-572	8850N	Boumadine	381.6	388.1	2.66	21	6.5	0	0.2	0.4	9	246
Including	8850N	Boumadine	383	385	6.49	25	2	0	0.2	0.2	8	544
BOU-DD25-572	8850N	Boumadine	573	574.8	9.77	65	1.8	0.2	0.7	2.8	19	929
BOU-DD25-584	8750N	Boumadine	325.7	334.7	4.04	41	9	0.1	0.1	0.1	7	369
Including	8750N	Boumadine	327	331.2	5.98	51	4.2	0.2	0.1	0.1	8	535
BOU-DD25-584	8750N	Boumadine	594	595.9	4.11	17	1.9	0	0.1	0.3	3	345
BOU-DD25-589	8750N	Boumadine	341	351.2	2.9	29	10.2	0.1	0.1	0.1	11	271
Including	8750N	Boumadine	345.4	348	7.46	71	2.6	0.4	0.1	0.1	15	692
BOU-MP24-015	3478300	Tizi	475	476.6	0.05	774	1.6	0.1	0.1	0.1	4	788
BOU-MP25-026	9250N	Boumadine	238.5	243.2	0.58	36	4.7	0.1	1.3	7.2	12	296
BOU-MP25-028	9250N	Boumadine	392.1	396.4	3.27	19	4.3	0.1	0.1	0.3	8	286
Including			392.1	394.2	5.46	26	2.1	0.1	0.1	0	10	460
BOU-MP25-029	9450N	Boumadine	93	95	1.16	100	2	0.1	7.4	4.7	53	498
BOU-MP25-069	8075N	Boumadine	79.1	91	1.45	35	11.9	0.1	0.3	1.4	18	195
BOU-RC25-024	7175N	Boumadine	107	119	1.11	19	12	0.1	0.6	1.3	15	157
Notes:
1.  All assay values are uncut. All intersections are core lengths, as true width remains undetermined at this stage.
2. Ag equivalent is based on 100% recovery with the following ratios: 1 g/t Au: 93.4 g/t Ag; 1% Cu: 130.4 g/t Ag; 1% Pb: 31.8 g/t Ag; 1% Zn: 54.1 g/
t Ag.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202576
Sampling, Analysis and Data Verification
Logging and Sampling
Logging and sampling of drill core are performed at Aya’s onsite logging facility; a large warehouse with ample space for logging tables and direct vehicular access for drill core box delivery. Logging procedure includes using core orientation to determine the azimuth and dip of each structure encountered (e.g., veins, contacts, faults). Digital photographs are taken of the drill core and drill core recovery, RQD, basic geotechnical information, geological and structural elements are recorded in the drill core logs. Sample intervals are marked and samples for bulk density determination are also selected. Drill core recovery is generally good; however, when poor, the samples are shorter and there are small gaps in the sampled drill core to show where it was lost.
All data is entered using Geotic software and logging is regularly supervised with sign-off on all steps by a supervisor. When logging is complete, the data is audited in a spreadsheet available to all personnel involved before being imported into a
Master file with limited access to selected authorized personnel only. Nominal drill core sample intervals are 1.0 m, which are adjusted to respect lithological contacts or abrupt changes in mineralization, with smaller intervals of 0.5 m.
Drill core samples are cut in half lengthwise using a diamond-blade saw. The rock saw operator cuts along contacts between samples along a line drawn by the logging geologists. One-half of the drill core is placed into a polyethylene bag with a sample tag, and the remaining half-drill core is carefully returned to its original position in the drill core boxes. Field duplicates are made by halving the already halved drill core again and both ¼-drill cores are sent as duplicates to the lab, leaving the remaining ½-drill core archived in the drill core box. Paper sample tags are stapled to the drill core boxes at the end of the sample intervals. Sample books were utilized with pre-recorded, unique sequential number tags reserved for QC samples at pre-determined locations.
Bulk Density Determination
Bulk density determination is performed onsite by Aya geologists, with the water immersion method selected to determine the bulk density of rocks at Boumadine. Bulk density determinations are completed in a dedicated area, where the equipment is protected from disturbances, such as vibration or drafts, which might influence balance readings.
Aya’s protocol requires the determination of wet (moisture percent) and dry bulk densities of mineralized and barren samples.
Full drill core pieces of ~10 to 15 cm are used for the determinations. When this process is complete, the drill core is returned to the original location in the drill core box, with a piece of flagging tape stapled to the box to aid with future sample identification.  The equipment is calibrated on a daily basis with 0.5 and 1.0 kg reference materials used for wet and dry tests, and the balance is calibrated weekly with dry certified weights. The set-up is rudimentary, although acceptable and the equipment is scheduled to be upgraded with new apparatus currently on order.
The average bulk density for the constrained sulphide material is 3.70 t/m3. For the current Mineral Resource Estimate a bulk density of 2.61 t/m3 was assigned to oxide and transitional blocks. For sulphide blocks, the median sulphide bulk density was assigned for each modelled domain.
Sample Preparation and Analysis
Samples were prepared by AfriLab at its Boumadine prep-laboratory facility or at its Zgounder prep-lab. A total of 250 g of pulverized sample material was subsequently submitted for analysis to Afrilab in Marrakech. When received at the analytical lab, drill core samples are crushed to <2 mm with a passing rate of 85% using a ROCKLABS jaw crusher. A sieving operation is used to ensure the sample is 85% <2 mm. To control the risk of contamination, the jaw crusher is cleaned thoroughly between each sample using compressed air and local barren waste rock.
The crushed sample is subsequently divided using a riffle splitter, in order to have a sub-sample of between 250 to 300 g. The splitter is cleaned thoroughly between each sample using compressed air.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202577
The sub-sample (of 250 to 300 g) is pulverized using a ROCKS LABS pulverizer. Pulverizing performance is targeted to a size of 85% of the sample at <75 μm. One sample in twenty is selected at random to verify this performance, by wet sieve test
(standard 75 μm sieve).  Silver, zinc, lead, copper, iron, arsenic, tin and molybdenum are analyzed by ICP spectrometry after 4-
acid digestion.
Gold is analyzed by fire assay method with AAS finish. Silver grades of >200 g/t Ag are further analyzed by fire assay method with gravimetric finish. Drill core remains under Aya’s control from the drill site, where the Corporation's geologists supervise operations, to the on-site drill core logging facility, where drill core boxes are transported at the end of each shift for logging, cutting and sampling. When logging and sampling are completed, the plastic drill core trays are stored outside, on-site and cross-piled within a gated compound that is guarded by a security guard around the clock. Sample chain of custody is simplified by the presence of the on-site AfriLab preparation laboratory. Prepared samples are then shipped to the AfriLab facility in Marrakech and tracked through AfriLab’s internal management system.
Quality Assurance/Quality Control Review
Aya implemented and monitored a thorough QA/QC  program for the drilling undertaken at the Boumadine Deposit during the
2018 to 2025 period. In addition to the internal QC protocol implemented at the laboratories, QC protocol at Boumadine included the sequential insertion of CRMs, blanks and field duplicates into every batch of drill core samples sent for analysis
(each batch contains 25 samples). Samples prepared at the drill core logging facility are numbered sequentially, such that drill core samples and QC samples are not able to be differentiated by the laboratory.
QC sample insertion rates are as follows:
A range of CRMs over varying grades are inserted at a rate of 1 in 25 samples;
•Blank samples are inserted at a rate of 1 in 25 samples to monitor for instrumentation carry-over and contamination at the laboratory;
•Field duplicate samples were also inserted into the drill core sample stream, but not as systematically as the CRMs and blanks, at a rate of ~1 in every 50 samples from 2022 to 2024. Prior to this, four field duplicates only were inserted into three drill holes during 2018 and none were inserted during the 2019 drill program;
•At the end of each month, a selection of 5% of the coarse reject samples is submitted to AfriLab; and
•Check analyses at an umpire laboratory (ALS in Seville, Spain) are carried out on one in every 50 samples, representing
~2% of the global primary laboratory sample flow.
The QA/QC procedures from 2018 to 2024 were previously evaluated by P&E and documented in the Boumadine's 2024 MRE report. P&E determined that the sample preparation, security, and analytical procedures for the Boumadine Deposit were satisfactory, and that the data were of high quality, suitable for inclusion in the most current MRE included in the Boumadine
PEA Report. Aya's Qualified Person reviewed P&E's findings and agrees with their conclusions. All new data included in the
Boumadine PEA Report has been reviewed by Boumadine PEA Report Authors.
A total of 20 different OREAS CRMs were used during the 2024 to 2025 drilling at the Boumadine Deposit, to monitor accuracy at the lab for gold, silver, lead, zinc, molybdenum and copper. A summary of CRMs inserted into the drill sample stream and analyzed at AfriLab is outlined in Table xx.1. All 20 CRMs were purchased from ORE Research & Exploration Pty Ltd in Australia and the corresponding certified mean value for each individual CRM is indicated in Table 18.
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Table 18 - Summary of Reference Materials used at Boumadine between January 2024 to September 2025

Reference Material	Certified Mean Value
	Au	Ag	Pb	Zn	Cu
	(g/t)	(g/t)	(%)	(%)	(%)
OREAS137	--	25.9	0.673	4.92	0.0246
OREAS138	--	45.2	1.23	8.19	0.0266
OREAS230	0.34	0.13	0.00085	0.0098	0.0172
OREAS234b	1.23	0.35	0.00262	0.0143	0.0162
OREAS236	1.85	0.48	0.003	0.014	0.017
OREAS240	5.51	1.3	0.003	0.014	0.017
OREAS264	0.31	1.29	0.001	0.022	0.009
OREAS315	--	72.5	3.79	5.45	0.0785
OREAS316	--	103	5.02	11.16	0.161
OREAS317	--	232	12.13	17.45	0.413
OREAS353b	--	2,184.00	59.18	3.83	0.431
OREAS354	--	98	1.58	49.77	0.1387
OREAS601c	1	50.3	0.033	0.043	0.116
OREAS608b	1.29	15.2	0.0377	0.0651	--
OREAS609b	4.97	24.6	0.045	0.131	0.498
OREAS610b	8.54	46.9	0.0758	0.2187	0.92
OREAS611b	14.38	76.1	0.097	0.2803	--
OREAS630b	0.36	19	0.411	1.11	0.052
OREAS992b	15	340	0.374	0.862	44.73
OREAS995	4.52	37.3	0.2697	1.29	22.6
CRMs were inserted into the analysis stream approximately every 25 samples. Criteria for assessing CRM performance are based as follows: data falling outside ±3 standard deviations from the accepted mean value, or two consecutive data points falling between ±2 and ±3 standard deviations on the same side of the mean, fail. The Boumadine PEA Report author Antoine
Yassa  considered that the CRMs demonstrated acceptable accuracy in the Boumadine 2018 to 2025 DD data and the relative few failures indicated no material issues with accuracy.
Performance of Blanks
The blank material used by Aya is sourced and prepared from local cobbles of arenite and a variety of barren sandstone. The blank material is safely stored away from any source of contamination in plastic drums on-site. Blanks are inserted into the analysis stream approximately every 25 samples. If the assayed value in the certificate was indicated as being less than detection limit, the value was assigned half the value of the detection limit for data treatment purposes (e.g., <1 = 0.5). An upper tolerance limit of +3 standard deviations from the calculated mean was set. There were 4,843 data points to examine.
The vast majority of data plotted below the set tolerance limit, with very few data points plotting above the set tolerance limit.
The Boumadine PEA Report author Antoine Yassa did not consider contamination to be an issue with the 2024 to 2025
Boumadine Deposit data.
Performance of Duplicates
Field duplicate samples were inserted into the drill core sample stream, at a rate of ~1 in every 25 samples from 2022 to 2025.
Prior to this, four field duplicates only were inserted into three drill holes during 2018 and none were inserted during the 2019
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202579
drill program. At the end of each month, a selection of 5% of the coarse reject samples is also submitted to Afrilab for duplicate analysis and the primary lab also assays pulp samples for duplicate analysis.
Core duplicate data for gold, silver, copper, lead and zinc were examined by the Boumadine PEA Report author Antoine Yassa for the 2024 to 2025 diamond drilling at the Boumadine Deposit. The data were graphed and found to have acceptable precision.
Umpire Sampling
Aya conducted umpire sampling to verify the integrity of the analytical results produced by AfriLab, the primary laboratory, for geochemical testing at the Boumadine Deposit. Select pulverized pulp samples were submitted for check assaying at a secondary laboratory (umpire lab) to validate the original analyses performed by AfriLab. These check analyses were conducted on one in every 50 samples, representing approximately 2% of the samples sent for analysis, and were completed at ALS in Seville, Spain.
For the 2024 to 2025 period, a new ALS laboratory opened in Morocco at Aya’s Zgounder site. Umpire samples for Boumadine were sent to this new lab. However, as the facility was only operational by the end of 2024, none of these samples were available for the current study.
P&E, the an author of the 2024 MRE and Boumadine PEA Report, reviewed the umpire assays for gold and silver for the Q3 and
Q4 2022 drilling, comparing 422 samples. P&E noted some dispersion in the gold results below 2 ppm and around 8 ppm Au, along with a high bias in the reported umpire lab results and an R² value of 0.891. Increased dispersion below 80 ppm Ag was observed, as expected near the lower detection limit, while good correlation was seen above these lower grades. No significant bias was detected, with an R² value of 0.964.
The Boumadine PEA Report author Antoine Yassa and the Qualified Person at Aya did not consider the biases exhibited in the gold data to have a material impact on the current MRE, as the primary laboratory may be under-reporting these results.
Overall, P&E considered the data acceptable for use in the current MRE.
Data Verification
Boumadine PEA Report Authors verified the Boumadine Deposit drill hole assay data for silver, gold, copper, lead, zinc, molybdenum, and iron by comparing database entries with assay certificates. These certificates were provided directly by
AfriLab in Excel (.xlsx) format.
Assay data from 2018 to 2025 were verified for the Boumadine Deposit by the Boumadine PEA Report Authors. Approximately
15% of the overall data were verified for silver, gold, copper, lead, zinc, molybdenum and iron. Approximately 89% of the constrained data were verified for gold and molybdenum and ~16% for silver, copper, iron, lead and zinc. No errors were encountered in the data during the verification process.
The database verification undertaken by the Boumadine PEA Report Authors is summarized in Table 19.
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Table 19 - Boumadine Database Verification Summary: March 2025

Element	All Recent Data (N=57,364)		Constrained Recent Data (N=1,591)
	No. Verified	% Verified	No. Verified	% Verified
Au	8,758	15.3	1,415	88.9
Mo	8,760	15.3	1,409	88.6
Ag	8,566	14.9	259	16.3
Cu	8,566	14.9	259	16.3
Fe	8,566	14.9	259	16.3
Pb	8,566	14.9	259	16.3
Zn	8,566	14.9	259	16.3
The Boumadine PEA Report Authors also validated the Mineral Resource database in Leapfrog and Micromine by checking for inconsistencies in analytical units, duplicate entries, interval, length, or distance values less than or equal to zero, blank or zero-
value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate drill hole collar locations, survey and missing interval and coordinate fields. A few errors were identified and corrected in the database.
Mr. Antoine Yassa, P.Geo., of P&E and a Qualified Person , completed a site visit to the Boumadine Property from March 12 to
14, 2024. The site visit included the following activities:
•Visiting various surface drilling sites;
•Inspection of onsite drill core logging and drill core storage facilities;
•GPS location verifications along the main mineralized trend from North to South;
•Inspection of AfriLab in Marrakesh;
•Review of database, drill hole collar surveying, logging, sampling and QC procedures;
•Technical discussions; and
•Drill core verification sampling.
Mr. Yassa collected 21 verification drill core samples from seven diamond drill holes. Samples were selected from holes drilled in 2019, 2022 and 2023. A range of high, medium and low-grade samples were selected from the stored drill core.
Samples were collected by taking a quarter drill core, with the other quarter drill core remaining in the drill core box. Individual samples were placed in plastic bags with a uniquely numbered tag, after which all samples were collectively placed in a larger bag. Mr. Yassa delivered the samples to AfriLab, a certified laboratory in Marrakesh, Morocco for sample preparation and pulp shipment directly to Actlabs Laboratories in Ancaster, Ontario for analysis. The pulp samples at Actlabs were analyzed for silver and gold by fire assay with gravimetric finish, and by 4-acid digest with ICP-OES finish for silver, copper, molybdenum, lead and zinc.
Actlabs is independent of Aya and P&E and runs a quality system that is accredited to international quality standards through
ISO/IEC 17025:2017 and ISO 9001:2015. The accreditation program includes ongoing audits, which verify the quality assurance system and all applicable registered test methods.
Mineral Processing and Metallurgical Testing
Several testwork programs have been carried out at different laboratories for the Boumadine Project, with the first pilot test program carried out between 1986-1991 and the latest lab test program completed in 2024. Tested materials have included
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202581
historical tailings, fresh rock, and produced pyrite concentrate samples. A summary of both the historical and recent test programs is provided in Table 20 below.
Table 20 - Summary of Testwork Programs

Testwork Program	Mineralogy	Comminution	Gravity	Flotation	Direct Cyanidation/CIL	Chlorination	Roast – CIL/Cyanidation	POX – CIL/Cyanidation	BIOX – CIL/Cyanidation	Albion – CIL/Cyanidation	MACH Reactor - Cyanidation
SODIM / BRPM SODECAT 1986-1991 (Pilot-scale)				✓
URSTM 2011 (tailings sample)					✓
Nicromet 2013 (tailings sample)						✓
CINF 2017 (tailings sample)					✓		✓	✓
SGS Lakefield 2018 (tailings and fresh rock samples)		✓		✓	✓		✓	✓
SGS Lakefield 2019 (fresh rock sample)	✓			✓	✓			✓		✓
SGS Lakefield 2022 (composited fresh rock sample)	✓	✓	✓	✓	✓		✓		✓	✓
AFRILAB 2023 Sample Campaign (fresh rock)	✓
SGS Lakefield 2023-2024 (composited fresh rock and pyrite concentrate samples)	✓		✓	✓			✓	✓
Mintek 2024 (pyrite concentrate sample)					✓						✓
BGRIMM 2025 (bulk pyrite concentrate sample)	✓						✓
Details of the historical testwork (1986-2017) can be found in the published Technical Report and Preliminary Economic
Assessment on the Boumadine Project issued on 24 May 2019.  Since the results have not been used in the development of the process design criteria, they will not be further discussed in this report.  Details of the testwork done by Mintek (2024) have also not been provided since the results were not used toward the development of the process plant design and contained confidential information.
Based on the 2022 and 2024 metallurgical testwork completed by SGS Canada Inc., the process plant design for the
Boumadine Project considers a conventional flotation flowsheet. Lead, zinc and pyrite concentrates will be recovered and sold to market.
OMC used its testwork database to infer missing data and to recommend further testwork for subsequent studies.  While both
BWi values from testwork fell outside the database range for other similar resources in the area, the average BWi fell at the
81st percentile of the range, aligning well with OMC’s typical strategy of designing to the 85th percentile hardness.  As such, the average of both test results was used in the comminution circuit design (13.1 kWh/t).  The remainder of the comminution circuit design criteria were estimated from OMC’s database.
Next steps include continued refinement of the metallurgical testwork, particularly comminution, variability and dewatering.
Mineralogy
The 2022 testwork program included mineralogy work on the master composite. During TIMA analysis, the sulphides in the composite sample were found to consist of mainly of pyrite (55.5%), sphalerite (4.1%), arsenopyrite (3.2%), galena (1.4%), and
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202582
trace amounts of chalcopyrite (0.4%), pyrrhotite (0.1%), and tetrahedrite (0.06%).  The remainder of the sample was found to be composed of quartz (21.7%), micas/chlorite/clays (10.6%), and trace amounts (<1% each) of other minerals.
Gold and Silver Mineralogy
69% of the contained gold in the composite sample was determined to be native gold and 30% was electrum.  The gold grains were generally very fine (<15 µm) with 78% of the gold grains below <3 µm, accounting for 23% of the gold by mass.  The gold minerals were poorly liberated, with pure, free and liberated grains accounting for only 12.4% of the total.  Non-liberated grains occurred as middlings with pyrite (45.8%), and sphalerite (1.8%), and complex particles (40.0%).  These phenomena suggested that achieving high gold concentrations by physical means would be unrealistic, and that leaching extraction would need to follow a high degree of pyrite oxidation.
Silver was found to be widely distributed as native silver (20%) with the remainder occurring as acanthine, electrum, tetrahedrite, polybasite, freibergite, jalpaite, native gold, and others.  Only 1.6% of the silver minerals were free, pure and liberated, with the remaining non-liberated particles occurring as middlings with pyrite (25.8%) and quartz / feldspars (4.1%), and predominantly as complex particles (67.4%).
Locked Cycle Flotation
The conditions tested during the 2022 and 2024 SGS locked cycle testing campaigns were used as the basis for the concentrate recovery circuit design, since the testing incorporated recycles at steady state and produced concentrates of acceptable grade and recovery.  Using locked cycle data provides a higher design certainty since it more closely represents plant operation by the incorporation of recycles and since it validates the process conditions at steady state.
The design criteria derived from the 2022 and 2024 locked cycle testing includes:
•General circuit design (i.e. orientation, number of stages, implementation of regrinding).
•Reagent addition.
•Concentrate mass pulls, grades and recoveries.
•Residence times.
The locked cycle results are presented in Tables 21 and 22 below.
Table 21 -2022 Locked Cycle Test Results Summary

Product	Weight %	Assays							% Distribution
		Cu %	Pb %	Zn %	As %	S %	Au g/t	Ag g/t	Cu	Pb	Zn	As	S	Au	Ag
Pb Conc	3.0	4.81	26.7	4.35	1.67	35.0	26.6	1,923	75.3	84.5	7.1	4.7	4.1	26.5	53.1
Zn Conc	2.3	0.37	0.48	58.1	0.27	32.9	1.22	166	4.3	1.2	72.0	0.6	2.9	0.9	3.5
Pyrite Conc	54.9	0.061	0.18	0.65	1.69	42.4	3.80	78.5	17.4	10.6	19.5	86.8	89.9	69	39.6
Pyrite Tails	39.9	0.015	0.089	0.063	0.21	2.02	0.27	10.5	3.0	3.7	1.4	7.9	3.1	3.6	3.8
Head (calc)	100	0.19	0.95	1.83	1.07	25.9	3.02	109	100	100	100	100	100	100	100
Head (direct)	-	0.19	1.00	2.25	0.083	-	3.33	113	-	-	-	-	-	-	-
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Table 22 - 2024 Locked Cycle Test Results Summary

Product	Weight %	Assays						% Distribution
		Cu %	Pb %	Zn %	S %	Au g/t	Ag g/t	Cu	Pb	Zn	S	Au	Ag
Pb Conc	2.1	6.02	32.5	4.36	30.3	32.0	2,244	71.4	79.4	4.9	2.4	21.0	47.7
Zn Conc	2.6	0.41	0.80	56.6	32.6	1.35	220	6.0	2.4	77.4	3.2	1.1	5.7
Pyrite Conc	52.1	0.07	0.22	0.59	46.2	4.61	83.5	20.2	13.3	16.2	90.0	73.7	43.2
Pyrite Tails	43.2	0.01	0.1	0.07	2.73	0.31	7.78	2.4	4.9	1.5	4.4	4.1	3.3
Head (calc)	100.0	0.18	0.88	1.91	26.8	3.25	101	100.0	100.0	100.0	100.0	100.0	100.0
Head (direct)	-	0.19	1.00	2.25	26.5*	3.33	113	-	-	-	-	-	-
Comparison of Pyrite Treatment Methods
Throughout recent testwork campaigns, several methods of oxidizing and leaching the pyrite concentrate were trialled to achieve the highest recoveries of gold and silver (while minimizing costs associated with reagent consumption, energy required, and residence time).  Leaching tests to date have shown that the material is highly refractory and resistant to direct cyanidation for gold and silver recovery.  A comparison of tested methods is provided in Table 23 below (including only testwork conducted on fresh material, excluding the historic tailings).
Table 23 - Details of roasting testwork on Boumadine pyrite concentrate

Treatment Process	Testwork Campaign	Process Information	CIL Au Rec. %	CIL Ag Rec. %
Direct Cyanidation (CIL)	SGS 2018	Pyrite concentrate	19.0	58.0
		Pyrite concentrate	32.0	70.0
	SGS 2019	D80 4.47 µm	17.3	83.9
	SGS 2022	D80 42 µm	9.5	36.4
		D80 6.3 µm	22.4	80.2
Roast-CIL	SGS 2018	Two-stage roast at 400°C and 700°C	62.5	9.1
		Two-stage roast at 400°C and 700°C, ground to <10 µm before CIL	84.8	72.5
	SGS 2022	Two-stage roast at 400°C and 700°C	61.1	19.9
		Two-stage roast at 400°C and 700°C. Pre-CIL re-grind to 7.4 µm	71.1	44.9
		Two-stage roast at 400°C and 600°C	55.6	51.3
		Two-stage roast at 400°C and 600°C. Pre-CIL re-grind to 6.7 µm	65.9	60.3
		Three-stage roast at 400°C and 600°C	59.3	32.5
		Three-stage roast at 400°C and 600°C. Pre-CIL re-grind to 7.5 µm	66.7	51.6
		One-stage roast 2 hours at 500°C	52.5	51.8
		One-stage roast 2 hours. Pre-CIL re-grind to 8.1 µm	63.9	61.8
		One-stage roast at 600°C	56.4	29.6
		One-stage roast at 600°C. Pre-CIL re-grind to 5.9 µm	66.7	50.4
	SGS 2024	Two-stage roast at 400°C and 700°C	73.0	11.3
		Two-stage roast at 400°C and 700°C. Pre-CIL re-grind to 4 µm	80.4	30.2
	BGRIMM 2025	Two-stage roast at 530°C and 630°C followed by acid leaching	72.0	62.9
	Hazen 2025	Best 3 results - 600 [o]C with 6% lime addition	77.5	84.0
		Average all tests - 600 [o]C with 6% lime addition	54.4	71.8
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POX-CIL	SGS 2018	POX 1 residue	97.4	49.2
		POX 2 residue	87.7	12.1
		POX 3 residue	95.4	3.2
		POX 4 HC residue	97.6	1.2
		POX 5 HC residue	43.7	65.7
		POX 6 HC-LB residue	98.2	97.6
		POX 7 HC-LB residue	71.6	81.4
	SGS 2019	HC-LB Pyrite Concentrate	98.2	96.6
	SGS 2024	HC-LB Pyrite Concentrate	96.9	93.4
BIOX-CIL	SGS 2022	18-day residence, 60.6% sulphide oxidation	75.2	75.5
		26-day residence, 88.0% sulphide oxidation	82.2	40.1
		35-day residence, 92.8% sulphide oxidation	85.1	37.0
Albion - CIL	SGS 2019	52-h, 28% sulphide oxidation	45.4	84.8
		72-h, 68% sulphide oxidation	81.0	92.3
	SGS 2022	96 -h, 96% sulphide oxidation, D80 6.3 µm	94.4	94.8
		72-h, 75% sulphide oxidation, D80 10 µm	84.9	91.3
Mineral Resource and Mineral Reserve Estimates
The MRE included in the Boumadine PEA Report is amenable to conventional open-pit and to underground mining methods.
The MRE contains an Indicated Mineral Resource of 5,2 Mt grading 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1 Moz of Ag, 462 koz of Au, 145 kt of Zn and 44 kt of Pb, and an Inferred Mineral Resource of 29.2 Mt grading 82
g/t Ag, 2.63 g/t Au, 2.11% Zn, and 0.82% Pb containing an estimated 76.8 Moz of Ag, 2.5 Moz of Au, 615 kt of Zn and 237 kt of
Pb, as shown in Table 24. The MRE has an effective date of February 24, 2025. Approximately 49% of the Inferred Mineral
Resource is pit-constrained and reported above a cut-off NSR value of $95/t, and 51% is deemed for underground development and reported above a cut-off NSR value of US$125/t. The sensitivity of the out-of-pit Mineral Resource to changes in potentially economic NSR cut-off value was also calculated and the results are listed in Table 25.
A total of 428 drill holes for 142,268 m were available for Mineral Resource modelling. Mineralization models were developed by Aya, reviewed and accepted by the Authors. Forty-five individual mineralized domains were identified through drilling and surface sampling. The modelled mineralized domains are constrained by individual wireframes, based on sulphide content and a nominal 100 g/t AgEq cut-off value. Mineralized wireframes were used as hard constraining boundaries for the purposes of block coding, statistical analysis, compositing limits, and estimation of the Mineral Resources.
A rotated three-dimensional block model, with 2.5 m x 5.0 m x 5.0 m blocks, was used for the MRE. The block model consists of estimated Au, Ag, Cu, Pb and Zn grades, bulk density, block volume inclusion percent, and classification criteria. Net smelter return (“NSR”), AuEq and AgEq block values were subsequently calculated from the estimated Ag, Au, Cu, Pb and Zn grades, incorporating metal prices, metallurgical recoveries, concentrate freight and smelter charges.
Sampled assays were composited to a 1.00 m standard length. Grades were estimated using Inverse Distance Squared (ID2)
estimation, with two estimation passes. Composites were capped prior to estimation. Composite samples were selected within an oriented search ellipse, based on domain orientation and grade trends. Bulk density values specific to each mineralized domain were assigned based on bulk density measurements obtained from drill core.
Classification criteria were determined from observed grade, geological continuity and variography. Grade blocks estimated in the first pass that used a minimum of two drill holes and with an average distance between composites of <50 m were classified as Indicated, and all remaining estimated grade blocks were classified as Inferred.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202585
Pit-constrained Mineral Resources have been estimated within an optimized pit shell for the purpose of reporting Mineral
Resources and includes Indicated and Inferred Mineral Resources. The pit-constrained Mineral Resources are reported using a
NSR cut-off value of US$95/t. Out-of-pit Mineral Resources are reported beneath the pit shell which exhibit historical continuity and reasonable potential for extraction by longhole mining methods. Out-of-pit Mineral Resources are reported using an NSR cut-off of US$125/t.
Table 24- Boumadine MRE as of February 24, 2025

Boumadine MRE as of February 24, 2025 (1-12)
Class	Cut-off NSR US$/t	Tonne s (kt)	Average Grade							Contained Metal
			Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq (g/t)	AuEq (g/t)	Ag (koz)	Au (koz)	Cu (kt)	Pb (kt)	Zn (kt)	AgEq (koz)	AuEq (koz)
Pit-Constrained
Indicated	95	3,920	94.3	2.99	0.13	0.84	2.95	476.5	5.3	11,881	377	5.1	33	116	60,051	667
Inferred	95	14,258	89.7	2.89	0.1	0.81	2.38	450	5	41,135	1,325	14.3	115	339	206,293	2,293
Out-of-Pit
Indicated	125	1,249	80.1	2.11	0.08	0.87	2.32	358.2	3.98	3,216	85	1	11	29	14,382	160
Inferred	125	14,938	74.3	2.39	0.07	0.82	1.85	356.9	3.97	35,669	1,148	10.5	122	276	171,393	1,905
Total
Indicated	95/125	5,169	90.8	2.78	0.12	0.85	2.8	447.9	4.981	15,097	462	6.1	44	145	74,433	827
Inferred	95/125	29,196	81.8	2.63	0.08	0.82	2.11	402.4	4.473	76,804	2,473	24.8	237	615	377,686	4,198
Notes:
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources were estimated in accordance with the CIM Standards and 2019 CIM Guidelines.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of
US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% were used.
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/gram*Au recovery)/(Ag price/gram*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/
gram*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/gram*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/gram*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/gram*Ag recovery)/(Au price/gram*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/
gram*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/gram*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/gram*Au recovery)*685.7147973
7.The constraining pit optimization parameters were US$3.5/t for mineralized material mining. US$2/t for waste mining US$89/t for processing and US$6/t for G&A totalling US$95/t for a cut-off and 50-degree pit slopes
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off The out-of-pit Mineral Resource grade blocks were quantified above the US$125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the long hole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202586
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12.1.0 m composites were used during grade estimation.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202587
Table 25 - Cut-Off Sensitivity MRE (1-12)

Indicated & Inferred Out-of-Pit Resources
Cutoff	Tonnes	Ag	Ag	Au	Au	Cu	Pb	Zn	AgEq	AgEq	AuEq	AuEq
NSR US$/t	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(%)	(%)	(g/t)	(koz)	(g/t)	(koz)
145	12,476	83	33,164	2.45	985	0.07	0.91	2.03	394	157,918	4.38	1,755
140	13,331	80	34,430	2.40	1,028	0.07	0.88	1.98	384	164,578	4.27	1,829
135	14,159	79	35,820	2.34	1,064	0.07	0.87	1.96	376	170,951	4.17	1,900
130	15,098	77	37,306	2.27	1,103	0.07	0.85	1.94	367	177,957	4.08	1,978
125	16,186	75	38,885	2.21	1,148	0.07	0.82	1.91	357	185,775	3.97	2,065
120	17,311	73	40,374	2.15	1,194	0.07	0.80	1.86	347	193,392	3.86	2,150
115	18,376	71	41,803	2.09	1,235	0.06	0.79	1.83	339	200,397	3.77	2,227
110	19,289	69	42,987	2.04	1,267	0.06	0.78	1.80	332	206,197	3.70	2,292
80	20,539	68	44,787	1.98	1,306	0.06	0.77	1.77	324	213,754	3.60	2,376
Indicated & Inferred In-Pit Resources
Cutoff	Tonnes	Ag	Ag	Au	Au	Cu	Pb	Zn	AgEq	AgEq	AuEq	AuEq
NSR US$/t	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(%)	(%)	(g/t)	(koz)	(g/t)	(koz)
120	16,018	98	50,290	3.21	1,653	0.11	0.84	2.43	490	252,356	5.45	2,805
115	16,423	96	50,830	3.16	1,666	0.11	0.84	2.43	483	255,215	5.37	2,837
110	16,850	95	51,366	3.10	1,679	0.11	0.84	2.42	476	258,136	5.30	2,869
105	17,373	93	52,000	3.03	1,695	0.11	0.83	2.41	468	261,474	5.20	2,906
100	17,792	92	52,504	2.98	1,707	0.10	0.82	2.40	462	264,055	5.13	2,935
95	18,178	91	53,016	2.94	1,716	0.10	0.82	2.39	456	266,344	5.07	2,961
90	18,504	90	53,404	2.90	1,723	0.10	0.81	2.38	451	268,214	5.01	2,981
85	18,885	89	53,811	2.85	1,730	0.10	0.81	2.38	445	270,310	4.95	3,005
80	19,550	87	54,616	2.77	1,739	0.10	0.81	2.38	436	273,966	4.84	3,045
75	19,977	86	55,082	2.72	1,745	0.10	0.80	2.38	430	276,129	4.78	3,069
70	20,491	84	55,570	2.66	1,753	0.10	0.80	2.37	423	278,585	4.70	3,097
Notes 1-12 listed below Table 24 apply to this Table 25.
Mining Operations
The Boumadine Deposit is divided into three main zones, the Center, North, and South. Mining will commence with Open Pit
(OP) operations, followed by the introduction of Underground (UG) mining starting the third year of the project. Open pit production is expected to contribute 62.6% of the total mined tonnage, while UG mining will account for the remaining 37.4%.
The current LOM spans 12 years, with OP mining scheduled from Year 1 through Year 10, and UG mining beginning in Year 3 and continuing through Year 12.
Open Pit Mining
OP mining is scheduled to begin pre-stripping in Year 0, with mineralized material production ramping up to production by Year
1. Initial OP production will be phased to target near surface mineralized material and initial waste removal.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202588
The mining method selected is standard truck and shovel pairing with a contractor fleet selected for all OP operations. The mining operation will be handled by a mining contractor. The pit roads will be 20 metres (m) wide for a double lane road at a maximum grade of 10%. The waste material will be stored in proximity to the pits in waste rock dumps with a maximum height of 100 m.
Underground Mining
UG mining is scheduled to begin two years after the start of OP operations. This phased approach is intended to defer the capital expenditure associated with UG development and enhance the project's economic viability, provided that OP production remains sufficient to meet the plant's feed requirements. Initial UG production will focus on the highest-grade zones, particularly in the Center and North areas. Access to these zones will be established via surface ramps.
Based on the geometry and geotechnical conditions of the deposit, the selected mining method is modified Avoca, a variation of the longhole stoping method that uses rock fill as backfill. Stopes are designed with dimensions of 2 m minimum width, 20
m in height, and 20 m in length. Mined material will be hauled by 30-ton trucks, via a ramp system, to three designated surface stockpiles.
The various zones of the deposit will be accessed via ramps driven either from surface or from the existing OPs. Additional lateral development will include level access drifts, production (sill) drifts, and other necessary excavations to accommodate mine infrastructure. Vertical development will consist of ventilation raises and rock passes, which are planned to be excavated, using either raise boring, or conventional raise mining methods.
Capital and operating lateral and vertical development will be performed by a contractor, while all subsequent mine production activities will be performed by owner crews.
Processing and Recovery Operations
The process plant design for the Boumadine Project is based on a conventional flotation flowsheet. Lead, zinc and pyrite concentrates will be recovered and sold to market.
The plant design criteria were selected to minimize operating costs and maximize the use of proven technology. The key criteria for equipment selection are suitability for duty, safety, reliability, and ease of maintenance.
The process plant design comprises the following unit operations, based on metallurgical testwork results presented in the
Section of this AIF entitled "Boumadine - Mineral Processing and Metallurgical Testing":
•Single stage primary crushing with a jaw crusher to produce an 80% Passing (P80) crushed product size of 136 mm.
•Crushed rock stockpile with a live capacity of approximately 8,115 tonnes to provide 24 hours of live storage.  During extended periods of primary crusher equipment maintenance, additional crushed material inventory can be generated in the weeks leading up to the planned shutdown by dozing crushed material from this stockpile to the area adjacent to the stockpile.  This material can then be reclaimed during the shutdown by front-end loader to feed the grinding circuit.
•SAB type grinding circuit consisting of a SAG mill and a ball mill to produce a ground product with a P80 of 58 microns
(µm), with hydrocyclones for particle size classification.
•Lead rougher flotation, classification, regrinding and cleaner flotation to produce a lead concentrate of 29.6% grade.  The lead concentrate will be thickened, filtered, and bagged prior to shipment.
•Zinc rougher flotation, classification, regrinding and cleaner flotation to produce a zinc concentrate of 57.4% grade.  The zinc concentrate will be thickened and filtered for stockpiling prior to shipment.
•Pyrite rougher flotation to produce a pyrite concentrate with 4.2 Au g/t and 81.0 Ag g/t. The pyrite concentrate will be thickened and filtered for stockpiling prior to shipment.
•Tailings thickening and storage in a tailings management facility.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202589
ROM material will be delivered to a feed bin by mine truck to supply the crushing plant.  The crushed product will be stockpiled before entering the grinding circuit, which will include a SAG mill, ball mill, and hydrocyclones for particle size classification.
The ground product will feed the lead rougher flotation circuit.  The lead rougher concentrate will proceed to a classification and regrind circuit, followed by three cleaner flotation stages and a cleaner-scavenger stage.  The final lead concentrate will be thickened, filtered and bagged for shipment.
The lead rougher tails and cleaner-scavenger tails will feed the zinc rougher flotation circuit.  The zinc rougher concentrate will follow a similar regrind and cleaning process, including three cleaning stages and a cleaner-scavenger stage.  The final zinc concentrate will be thickened, filtered, and stockpiled for shipment.
The zinc rougher tails and cleaner-scavenger tails will feed the pyrite rougher flotation circuit.  The pyrite rougher tails will be thickened and pumped to the flotation tailings management facility.  The pyrite concentrate will be thickened, filtered and stockpiled for shipment.  Filtrate and thickener overflows from all circuits will return to the process water pond.
Infrastructure, Permitting, and Compliance Activities
Infrastructure
Infrastructure on the Boumadine Project includes an integrated mining and processing operation including open pits, an underground mine, and a central processing plant supported by crushing, flotation, stockpiling, and concentrate handling facilities. Site access is via the National 10 highway with upgraded roads connecting all major areas.
Key infrastructure includes the ROM pad, workshops, laboratories, security and administration buildings, and extensive haul and service roads. Waste rock storage, a lined TSF with staged raises, and on-site water harvesting and treatment support operational needs. Power is provided through a new 225 kV ONEE supply to a 40 MVA substation. Additional services include fuel storage, sewage treatment, waste management, security, limited accommodation, and concentrate transport to Nador-
West Port.
Logistics
The three concentrate products will be shipped by road to the port of Nador-West, located 641 km from Boumadine. The zinc and pyrite concentrates will be shipped in bulk, while the lead concentrate will be shipped in big bags. The road haulage of concentrate will be contractor operated, with transportation along national highways.
A concentrate handling facility will be located near or at the port of Nador-West. This facility will be covered and allow for approximately 250,000 t of storage capacity over a surface area of 13,500 m2.
Environmental Studies, Permits and Social or Community Impact
The Boumadine Project is located in the Drâa-Tafilalet region of western Morocco, approximately 19 km south of the nearest town of Tinejdad. The biophysical and social characteristics of the Project area are defined by its semi-arid climate and relatively rural and remote nature. Urban settlements are concentrated along main transport routes with villages located along valleys with access to water resources. Climatic conditions influence local ecosystems and land uses including agriculture, concentrated in areas of water availability.
Limited environmental studies have been completed in the past. As part of the environmental and social work currently being undertaken, an environmental baseline sampling program was initiated by BGM in September 2024 and a high-level screening for critical biodiversity habitat was undertaken by SLR in September 2024.
The baseline sampling, covering soils, air quality and water, was undertaken by AfriLabs, a Moroccan-based laboratory specializing in mineral and environmental analysis.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202590
Additional baseline sampling is planned together with subsequent environmental and social studies as part of the international
ESIA process outlined below. These studies will cover the topics of biodiversity, hydrology, hydrogeology, soils and sediments, air quality, noise, GHG, climate change, stakeholder engagement, labour and working conditions, community health and safety, and other social elements.
The Boumadine Project will require national permits to support the development of the mine and the requirement to carry out an Environmental Impact Assessment under Moroccan Law. In addition to meeting national permitting requirements, the
Project is being undertaken to meet international ESIA lender standards. At the time of writing, the Project is yet to initiate the national EIA permitting process. The plan is to initiate this process in 2026, at the same time as undertaking an ESIA to international lender standards.
A conceptual mine closure plan governed by Aya’s HSEC Policy will be prepared as part of the ESIA.
Capital and Operating Costs
Capital Costs
The capital cost estimates for the Boumadine PEA Report were compiled by Lycopodium. All costs are expressed in United
States Dollars (US$) unless otherwise stated and are based on Q4 2025 pricing and deemed to have an overall accuracy of
+50%/-30%. The capital cost estimate conforms to AACE International (Association for the Advancement of Cost Engineering)
Class 5 estimate standards as prescribed in recommended practice 47R11.
The total initial capital cost for the Boumadine Project is $446 M and the LOM sustaining cost is $340 M. The initial capital and sustaining capital, for the Boumadine Project is summarized in Table 26 by major area.
Table 26 - Capital Expenditures including Sustaining and Closing Costs

Capital Expenditures ($M)	Initial	Sustaining	Total
Direct Costs	288	340	628
Open Pit Mining	54	58	112
Underground Mining	-	250	250
Processing Plant	167	-	167
Shipping Infrastructure	11	-	11
Electrical Line	17	-	17
Raw Water Supply	30	-	30
Tailings Storage Facility	9	22	31
TSF Closure Costs	-	9	9
Indirect Costs	63	-	63
Subtotal	351	340	691
Contingency	96	-	96
Total	446	340	786
Operating Costs
The operating cost estimate conforms to a preliminary economic assessment level estimate with a +50/-30% accuracy. The operating cost estimate was developed in Q4 2025 using data from projects, studies, and previous operations from
Lycopodium, WSP, and Aya.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202591
The LOM average unit operating cost is $66.16/t and the total LOM cost including cash cost and sustaining cost is $119.72/t.
Table 27 provides a summary of the operating costs for the Boumadine Project.
Table 27 - Operating Costs for First 5 Years of Operation and for LOM

Item	Units	Year 1-5	LOM
Mining	$/t milled	48.93	42.83
Processing	$/t milled	17.28	17.28
G&A	$/t milled	5.43	5.58
Tailings, Environmental and Water Management	$/t milled	0.46	0.48
Total On-Site Operating Cost	$/t milled	72.10	66.16
Transportation	$/t milled	38.70	35.56
Royalties	$/t milled	8.52	6.75
Mining Tax	$/t milled	0.36	0.32
Total Cash Cost	$/t milled	119.68	108.78
OP Sustaining Capital	$/t milled	3.06	1.87
UG Sustaining Capital	$/t milled	7.95	8.06
TSF Sustaining Capital	$/t milled	0.95	1.01
Total Costs Including Sustaining	$/t milled	131.65	119.72
Economic Analysis
Summary
The economic analysis was performed assuming a 5% discount rate typical for silver-gold projects. Cash flows have been discounted to the start of construction, assuming that the project execution decision will be made, and major project financing will be carried out at this time.
The pre-tax NPV discounted at 5% is $2.2B, with a pre-tax IRR of 69% and payback period of 1.3 years. On an after-tax basis, the NPV discounted at 5% is $1.5B, with an after-tax IRR of 47%, and payback period of 2.1 years. Cumulative after-tax unlevered free cash flow totals $2.8B. Tax calculations are based on Aya’s understanding of current Moroccan tax regulations as of the effective date of the Boumadine PEA Report.
Readers are cautioned that the Boumadine PEA Report is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral
Reserves and do not have demonstrated economic viability.
Technical Parameters
The financial assessment of the Project was carried out on a 100% equity basis, not accounting for potential sources of funding which may include debt. The technical parameters and key assumptions reflected in the financial model are detailed in the table below.
Table 28 - Key PEA Assumptions and Economic Parameters

Parameter	Units	Value	Source
General
Tonnes per day processed	tpd	8000	Aya
Process Plant Capacity Year 1%		75%	Aya / Lycopodium
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202592

Process Plant Capacity Subsequent Years	%	100%	Aya / Lycopodium
Shipping Capacity Year 1%		75%	Aya / Lycopodium
Shipping Capacity Subsequent Years	%	100%	Aya / Lycopodium
Process Plant CAPEX year 1 Split	%	40%	Aya
Metal Prices
Gold Price	$/oz	$2,800	Aya/Lycopodium
Silver Price	$/oz	$30	Aya/Lycopodium
Zinc Price	$/lb	$1.20	Aya/Lycopodium
Lead Price	$/lb	$1.00	Aya/Lycopodium
Other Expenses
ONHYM Royalties	%	3.00%	Aya
Aya Technical Assistance	%	2.75%	Aya
Mining Tax (per mineralized tonne)	$/t	0.32	Moroccan Tax Law
Income Taxes	%	35.0%	Moroccan Tax Law
Payables
Lead Concentrate
Pb Payable	%	95	Prel. off-taker terms
Pb Minimum Deductible	%	3	Prel. off-taker terms
Au Payable	%	95	Prel. off-taker terms
Au Minimum Deductible	g/t	1	Prel. off-taker terms
Ag Payable	%	95	Prel. off-taker terms
Ag Minimum Deductible	g/t	50	Prel. off-taker terms
Zinc Concentrate
Zn Payable	%	85	Prel. off-taker terms
Zn Minimum Deductible	%	8	Prel. off-taker terms
Au Deduction	g/t	1	Prel. off-taker terms
Au Payable (After Deduction)%		70	Prel. off-taker terms
Ag Deduction	g/t	93.3	Prel. off-taker terms
Ag Payable (After Deduction)%		70	Prel. off-taker terms
Pyrite Concentrate
Au Payable Level 1
Au Minimum Grade	g/t	2	Prel. off-taker terms
Au Payable	%	57	Prel. off-taker terms
Au Payable Level 2
Au Minimum Grade	g/t	4	Prel. off-taker terms
Au Payable	%	64	Prel. off-taker terms
Ag Payable
Ag Minimum Grade	g/t	40	Prel. off-taker terms
Au Payable	%	60	Prel. off-taker terms
Deductables
Lead Concentrate
Treatment Charge	$/t	100	Estimated based on historical TC Values
Au Refining Charge	$/oz	20	Prel. off-taker terms
Ag Refining Charge	$/oz	1.5	Prel. off-taker terms
Zinc Concentrate
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202593

Treatment Charge	$/t	200	Estimated based on historical TC Values
Au Refining Charge	$/oz	20	Prel. off-taker terms
Ag Refining Charge	$/oz	1.5	Prel. off-taker terms
Penalties
Lead Concentrate
Arsenic Penalty Level 1
As grade threshold	%	0.6	Prel. off-taker terms
As penalty interval	%	0.1	Prel. off-taker terms
As penalty per interval		$2.5	Prel. off-taker terms
Zinc Concentrate
Arsenic Penalty Level 1
As grade threshold	%	0.6	Prel. off-taker terms
As penalty interval	%	0.1	Prel. off-taker terms
As penalty per interval		$2.5	Prel. off-taker terms
Cadmium Penalty Level 1
Cd grade threshold	%	0.3	Prel. off-taker terms
Cd penalty interval	%	0.1	Prel. off-taker terms
Cd penalty per interval		$2.5	Prel. off-taker terms
Pyrite Concentrate
Arsenic Penalty Level 1
As grade threshold	%	1	Prel. off-taker terms
As penalty interval	%	0.1	Prel. off-taker terms
As penalty per interval		$3.5	Prel. off-taker terms
Arsenic Penalty Level 2
As grade threshold	%	1.5	Prel. off-taker terms
As penalty interval	%	0.1	Prel. off-taker terms
As penalty per interval		$4	Prel. off-taker terms
Fiscal and Economic Parameters
Royalties and Duties
The economic analysis incorporates royalties due to the ONHYM. The Government of Morocco also collects various taxes and duties on the importation of fuels, supplies, equipment, and outside services as specified in the Mining Code.
The ONHYM is entitled to collect a 3% royalty on the total revenues from metal production.
Taxes
Aya’s understanding of current Morocco tax regulations are applied to assess the tax liabilities. Taxation calculations are based on a 35% corporate tax rate as prescribed by Moroccan tax regulations. It also includes a mining tax rate of $0.32/t extracted.
Depreciation allowance uses a linear method based on life of mine (11 years) for initial investment as prescribed by Moroccan tax regulations.  Investments made during the course of the operations are amortized on the remaining years of life.
Economic Parameters
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202594
All costs have been estimated in US Dollars. All capital and operating costs are provided in Q4 2025 money terms. Inflation rates have not been applied in the financial model as the evaluation has been carried out on a real terms constant money basis.
No price escalation has been applied to the model, and cost input parameters were considered fixed for the life-of-mine for the purposes of this financial valuation.
No salvage value has been considered within the economic model for the Project equipment or infrastructure such as buildings, earth works, or remediation works.
The financial valuation has been completed using base-case prices shown below for the various metals produced, with a sensitivity analysis provided for Gold and Silver. The Base Case was established at the following prices:
•Gold: $2800/oz
•Silver: $30/oz
•Lead: $1.00/lbs
•Zinc: $1.20/lbs
Project Timing
Key assumptions with respect to project timing used in developing the financial model are:
•For the purposes of the financial valuation, project capital expenditure is spent over 2 years prior to production (Year
0). In the actual planned ramp up, it is estimated that 40% of the capital cost is likely to be incurred in Year -1 (2 years before production) of the implementation period,  and the remaining 60% of the capital cost incurred in Year 0.
•For the financial valuation it has been assumed that the capital expenditure is incurred in full during the year prior to project commissioning and ramp-up.
•Commissioning, ramp-up and initial mining occurs during Year 1 of the schedule.
•Process plant commissioned and first material in the plant in Year 1 of the schedule.
•It is assumed that the project will reach 100% of name plate capacity within six (6) months of commissioning, in line with experience at other similar projects that have been constructed by Lycopodium elsewhere in Africa during the last few years.
Financial Modelling
The technical parameters and key assumptions described elsewhere in the Boumadine PEA Report are reflected in the financial model, with the LOM Project cash flow shown in Figure 3.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202595
Figure 4 - Boumadine Project - Annual Free Cash Flow Profile
Project Parameter Sensitivities
Sensitivity analysis was carried out to determine the effect of changes to input parameters on the base-case financial model.
Each sensitivity analysis was performed independent of others. An overall projects economic sensitivity based on sold and silver price is shown below in Table 29.
Table 29 - Project Economics Sensitivity - Gold and Silver

Parameter[1]	Units	Zero-NPV	(25)%	Base Case	25%	Upside Case[2]
Gold Price	$/oz	1,567	2,100	2,800	3,500	4,000
Silver Price	$/oz	17	22.5	30	37.5	48
NPV5% Pre-Tax	$M	150	1,032	2,224	3,416	4,479
NPV5% Post-Tax	$M	—	657	1,475	2,262	2,963
IRR Pre-Tax	%	13%	42%	69%	90%	107%
IRR Post-Tax	%	4%	27%	47%	63%	77%
LOM Revenue	$M	4,322	5,457	6,991	8,526	9,896
LOM EBITDA	$M	902	1,972	3,418	4,864	6,156
FCF-Unlevered (Pre-Tax)	$M	235	1,336	2,824	4,312	5,642
FCF-Unlevered (Post-Tax)	$M	90	927	1,958	2,940	3,818
Payback Period (Pre-Tax)	Years	3.2	2.2	1.3	0.9	0.7
Payback Period (Post-Tax)	Years	6.8	2.8	2.1	1.5	1.2
NPV5%: CAPEX Ratio		—	1.5	3.3	5.1	6.6
1.Certain financial metrics presented in this table, including NPV (5%), IRR, EBITDA, free cash flow, NPV (5%)-to-CAPEX ratio and payback period, are based on the Boumadine PEA and represent projected financial metrics that do not have standardized meanings under IFRS. Such metrics should not be considered as measures of financial performance under IFRS. For additional information,
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202596
refer to the Corporation’s news release dated December 18, 2025 entitled "Aya Gold & Silver Files Preliminary Economic Assessment
Technical Report for Boumadine Project", available under Aya’s profile on SEDAR+.
2.Assumed Spot Prices as of 10/31/2025.
Results
On a pre-tax basis, the Project has a NPV of $2,224M at a discount rate of 5%, an IRR of 69%, and a payback period of 1.3 years. On a post-tax basis, the NPV is $1,475M at a discount rate of 5%, the IRR is 47%, and the payback period is 2.1 years.
The payback period corresponds to the time at which the cumulative cash flow becomes positive.
A summary of the project economics is listed in Table 30 and Table 31, and after-tax free cash flow is shown graphically in
Figure 4.
Table 30 - Key Economic Results

Project Economics[1]	Units	Base Case[2]
		Pre-tax	Post-tax
NPV5%	$B	2.2	1.5
IRR	%	69%	47%
Payback	Years	1.3	2.1
NPV: Capex	-	5.0	3.3
Revenue LOM	$B	7.0	0.0
Avg. Annual Revenue	$M/y	629	-
EBITDA LOM	$B	3.4	-
Avg. Annual EBITDA	$M/y	308	-
Cumulative FCF LOM	$B	2.8	2.0
Avg. Annual FCF	$M/y	254	176
1.Certain financial metrics presented in this table, including NPV (5%), IRR, EBITDA, free cash flow, NPV (5%)-to-CAPEX ratio and payback period, are based on the Boumadine PEA and represent projected financial metrics that do not have standardized meanings under IFRS. Such metrics should not be considered as measures of financial performance under IFRS. For additional information, refer to the Corporation’s news release dated December 18, 2025 entitled "Aya Gold & Silver Files Preliminary Economic Assessment
Technical Report for Boumadine Project", available under Aya’s profile on SEDAR+.
2.The Base Case was established at the following prices: Gold: $2800/oz; Silver: $30/oz; Lead: $1.00/lbs; Zinc: $1.20/lbs.
Table 31 - Additional Economic Model Outputs

Item	Units	Year 1-5	LOM
Processed Grade
Au	g/t	3.15	2.43
Ag	g/t	85.8	72.5
Zn	%	2.05	1.91
Pb	%	0.66	0.70
Au-eq	g/t	4.76	3.85
Ag-eq	g/t	443	358
Recoveries
Au rec (%)%		96.1%	96.1%
Ag Rec (%)%		96.4%	96.4%
Zn rec (%)%		74.7%	74.7%
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202597

Item	Units	Year 1-5	LOM
Pb Rec (%)%		82.0%	82.0%
Metal Production
Gold Production	koz	1,351	2,337
Silver Production	koz	36,894	69,874
Zinc Production	Mlbs	468	975
Lead Production	Mlbs	166	392
Gold-Equivalent Production (Au-eq)	koz	2,006	3,643
Silver-Equivalent Production (Ag-eq)	koz	187,261	340,038
Avg. Annual AuEq Production	koz/y	401	328
Avg. Annual AgEq Production	koz/y	37,452	30,611
Operating Cost per Ounce
Total Cash Costs[1]	$/oz AuEq	827	928
Total AISC[2]	$/oz AuEq	910	1021
Total Cash Costs[1]	$/oz AgEq	8.9	9.9
Total AISC[2]	$/oz AgEq	9.8	10.9
1.Cash costs include mine-site operating costs such as mining, processing, and direct site G&A, as well as product shipping, royalties and mining taxes.
2.AISC is calculated as the sum of treatment and refining charges, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces equivalent produced.
Exploration, Development, and Production
Aya owns or controls 32 mining licenses and exploration permits in the Boumadine Property area (355 km2) in the eastern part of the Kingdom of Morocco. At Boumadine, silver–gold polymetallic sulphide mineralization is hosted within a vein system striking approximately 6 km.
Additional expenditures are recommended by the Boumadine PEA Report Authors for the following activities:
•Drilling to advance Inferred to Indicated Mineral Resources;
•Drilling down-dip and along strike in order to develop additional Mineral Resources;
•Follow-up geological mapping, mineral prospecting, and assays;
•Development of a comprehensive bulk density model;
•Review grade anisotropy by individual mineralized domain; and
•Advance the project to its next development phase
The Boumadine PEA Report Authors also recommend that Aya continue with the current QC protocol and monitor QC data on an ongoing basis, and continue refining the metallurgical work for improved recoveries.
The estimated cost of the recommended work program is US$101.6M, which includes 10% contingency (without applicable taxes) This is shown in Table 32. Phase 1 of the recommended work program should be completed in 2026 and Phase 2 in
2027. Phase 2 is contingent on a successful Phase 1.
AYA GOLD & SILVER INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202598
Table 32 -  Recommended  Programs and Budgets for 2026-2027

Year	Item	Activity	Unit (m)	Cost Estimate ($M, USD)
Phase 1 - 2026
2026		Drilling (all-in costs)	200,000	42
		Administration and Management		4.2
	Sub-Total			46.2
	Contingency (10%)			4.6
	Total - 2026			50.8
Phase 2 - 2027
2027		Drilling (all-in costs)	200,000	42
		Administration and Management		4.2
	Sub-Total			46.2
	Contingency (10%)			4.6
	Total - 2027			50.8
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 202599
RISK FACTORS
The business of the Corporation is subject to a number of risks and uncertainties which are typically out of its control, and which may impact significantly its financial and operational outcomes and conditions, as well as the valuation of its Shares.
Current holders and prospective buyers of the securities of the Corporation should give careful consideration to all information contained or incorporated by reference in this AIF and, in particular, the following risk factors. If any of these risks described below occurs, or if any other risk not currently anticipated or fully appreciated occurs, the business and prospects of Aya could be materially adversely affected, which could have a material adverse effect on Aya’s financial condition, results of operations, valuation and the trading price of its Shares.
Operational Risks
Uncertainty in the Calculation of Mineral Reserves, Resources and Recovery
The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral
Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are mined, extracted, and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and
Mineral Resources may vary depending on, among other things, applicable metal prices. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold, silver, lead and zinc prices and price assumptions used in those estimates, the current understanding of the geological genesis of the area which underlies our models and, the cost of recovering and processing minerals at the individual mine sites. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Corporation’s mineral properties and may have a material adverse effect on the Corporation's operational results and financial condition. Mineral Resources on the Corporation’s properties have been calculated based on economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Corporation’s Mineral Resources. In addition, there can be no assurance that gold, silver, lead or zinc recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.
Risks Inherent to Mining
The Corporation is engaged in the business of operating, exploring, developing, and acquiring mineral properties in the hope of locating or expanding on economic mineral deposits. Except for the Zgounder Silver Mine, all of the Corporation's property interests are at the exploration stage and are without a known mineral reserve. Accordingly, there is little likelihood that the
Corporation will realize any profits in the short to medium term from these properties. Any profitability in the future from the
Corporation’s business will be dependent upon locating economic mineral deposits. There can be no assurance, even if an economic mineral deposit is located, that it can be commercially mined.
Inaccuracies in Production, Cost Estimates and Cash Flow
From time to time, the Corporation prepares estimates of future production and future production costs for operations. No assurance can be given that production and cost estimates, including the forecasts set forth in our yearly guidance reports, will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of
Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability;
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025100
labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Corporation’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short‐term operating factors relating to the
Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining. In addition, there can be no assurance that silver recoveries or other metal recoveries (including gold, lead and zinc) in small-scale laboratory tests will be duplicated in larger scale tests under on‐
site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors including dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Access to Water
Access to water constitutes a critical consideration for mining activities. Sufficient and constant water access are necessary for Aya’s operations, including for drilling, exploration, subsistence, processing ore, dust suppression, and other essential activities. Aya’s operations are located in Morocco, in a region which is prone to periodic droughts due to its arid climate, with limited rainfall and high evaporation rates. Droughts in Morocco can result from various factors, including irregular precipitation patterns, climate change, and unsustainable water management practices. Water scarcity risks can arise when the Corporation’s operations demand more water than the available supply during a specific period, whether caused by drought or inability to rely on efficient water infrastructure and technology. Water scarcity risks may be heightened by competition for water resources among companies, agriculture and communities surrounding Aya’s operations. Said risks include increased delays and costs for obtaining and using water for mining operations and unforeseen expenses related to water extraction, storage, treatment, transportation and disposal. The Corporation could be forced, for example, to construct reservoirs, pipelines, drill groundwater wells or find alternative water resources than it currently uses. In addition, governments in Morocco could, without notice to the Corporation, adopt new laws or regulations governing the access, storage, use, disposal and distribution of water and its quality. Any shortages or restrictions on water availability and compliance with new water-related laws or regulations could significantly increase operational complexity and costs and force Aya to reduce production, suspend operations temporarily, or seek alternative water sources, leading to delays and additional expenses. In case of prolonged limitations in access to water, the Corporation may be unable to continue its operations or to do so in a profitable manner. The occurrence of any of the aforementioned risks could have material adverse effects on our business, financial condition and results of operations.
Floods
Heavy seasonal rains and flash floods pose a risk to the Corporation's operations in Morocco. The Corporation's Zgounder
Silver Mine and Boumadine Project are susceptible to experiencing sudden and intense rainfall, leading to the overflow of rivers and watercourses. This can result in the flooding of exploration and mining sites, damage to equipment, and contamination of mined materials in addition to blocking roads and preventing transportation to or from the work sites, and may render access roads unstable or unsafe for use, increasing the risk of vehicle accidents, personal injury or loss of life.
Excessive rainfall may also result in significant accumulation of water at the Corporation’s project sites, which must be discharged by the Corporation, in accordance with applicable permits and environmental requirements. As a result, the
Corporation may be required to accelerate the construction, expansion or reinforcement of tailings and other residues management infrastructure, including storage, containment and water treatment facilities. Any such acceleration may result in increased capital expenditures, operational costs, permitting requirements, construction risks and potential delays.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025101
In addition, excessive water inflows may disrupt the planned water balance for tailings storage facilities and other residues management systems. An inability to effectively manage site-wide water balance could affect the stability, capacity and performance of tailings facilities, increase the risk of overtopping or uncontrolled discharges, require curtailment or suspension of operations, and expose the Corporation to environmental liabilities, regulatory action, fines, remediation obligations and reputational harm.
Furthermore, flooding can cause delays in production, increase safety hazards for workers, and lead to costly repairs or operational shutdowns. Additionally, improper drainage systems or lack of flood mitigation measures in remote mining areas can exacerbate the risks, leading to long-term environmental damage and regulatory non-compliance.
Reliance on Contractors
Aya retains the services of contractors for exploration, engineering, development and construction projects as well as mining operations.  For instance,  we currently outsource our open-pit operations at the Zgounder Silver Mine and all of our drilling programs to contractors. While the Corporation is diligent in retaining reputable and competent contractors, we remain subjected to a number of risks related to the reliance on such contractors, including but not limited to, contract risk, execution risk, dispute and litigation risk, regulatory risk and labor risk, which could result in additional costs and liabilities. The
Corporation is currently involved in litigation with contractors retained in connection with the Zgounder Expansion (see Legal
Proceedings and Regulatory Actions),  which illustrates the potential for disputes, cost overruns, delays and performance deficiencies in respect of contractor-led work. There can be no assurance that such litigation will be resolved on favorable terms, or that any damages awarded would be sufficient to fully compensate the Corporation for losses incurred.  Should our open-pit contractors fail to perform according to the terms of the agreements negotiated, fail to conform to expected quality, safety and environmental standards, act contrarily to applicable laws and regulations, not maintain proper licenses and approvals, or experience business disruptions or shortages in properly trained staff, fail to complete work within projected timelines or approved budgets, or otherwise default under their contractual obligations,  our operations could be suspended, delayed or be entirely stopped, which may materially impact our operations as a whole. In such circumstances, the Corporation may not be adequately compensated for breach of contract, defective work, delays or other damages, including where contractor financial capacity, insurance coverage or enforceability limitations restrict recovery.
Should this happen, we may not be able to engage replacement contractors on similar terms or at all in a timely manner.
Additionally, we may become engaged in disputes with our contractors, which could lead to additional expenses, distractions and potential loss of production time and additional costs, any of which could materially and adversely affect our business, financial condition and results of operations. Moreover, any failure by contractors to meet any of our quality, safety and environmental standards may result in liabilities to us and could also affect our compliance with government rules and regulations relating to exploration, mining and workers’ safety.
Boumadine Project
The majority of the gold and silver found at the Boumadine project is in the mineralized rock associated with pyrite and is considered to be encapsulated within the pyrite crystal structures or in small inclusions. As a result, the extraction of silver and gold is refractory to conventional leaching methods and that leaching extraction would need to follow a high degree of pyrite oxidation. The Au/Ag ratio for Boumadine is significantly lower than what is typically found in current operating projects. The economic viability of the Boumadine Project depends on the Corporation's ability to sell the produced quantities of precious metal bearing pyrite at a economically viable price. The mineral resource estimate related to the project may prove to be materially inaccurate or otherwise negatively or positively affected as the metallurgical testwork and future engineering continue to progress.
What is more, the Boumadine Project requires the timely availability of qualified contractors, subcontractors, construction labour, equipment and materials to complete planned infrastructure. The ability to secure such resources on commercially reasonable terms is critical to maintaining project schedules and budgets.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025102
Morocco has been selected, together with Spain and Portugal, to host the 2030 FIFA World Cup. In anticipation of this event, significant public and private investment is expected in national and regional infrastructure, including transportation networks, stadiums, hospitality facilities and related works. Increased construction activity associated with these and other economic development initiatives may heighten demand for experienced contractors, skilled labour, construction equipment and materials within Morocco. As a result, the Corporation may experience increased competition for reputable and qualified contractors and subcontractors, which could limit availability, extend procurement timelines, or require the Corporation to engage contractors at higher cost. In addition, heightened demand may contribute to inflationary pressures on labour rates, equipment rental, fuel, raw materials and other construction inputs. Any such constraints or cost increases could adversely affect the Corporation’s capital expenditure estimates, project economics, construction schedules and overall financial condition.
There can be no assurance that the Corporation will be able to secure the necessary construction resources on acceptable terms, or at all. Delays in contractor mobilization, reduced contractor performance resulting from overextension, or disputes arising from resource constraints may further impact the timely completion and cost of the Boumadine Project. Any of the foregoing factors could have a material adverse effect on the Corporation’s business, results of operations and financial position.
Uninsured Risks
The Corporation’s business is subject to several risks and hazards, including environmental conditions, changes in regulatory environment, political and foreign country uncertainties, industrial accidents, labour disputes, cyber incidents unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses, and legal liability. The insurance coverage of the Corporation does not cover all potential risks because of customary exclusions, limitations in availability or, in the Corporation’s opinion, disproportionate cost in relation to insurable risks. In particular, the Corporation does not subscribe to cyber risk insurance, including losses arising from cybersecurity incidents or information technology system failures. There can be no assurance that the current coverage will remain available to the Corporation, that it will be fully renewed by the Corporation or that, in the event an insured risk materializes, the coverage will be sufficient or that the insurers involved will be able to fulfill their obligations. The occurrence of an uninsured or underinsured loss, including a cyber-related incident, could have a material adverse effect on the Corporation’s business, results of operations and financial condition.
Integration of Future Acquisitions in Current Operations
The Corporation may make future acquisitions. If the Corporation does make acquisitions, any positive effect on the
Corporation’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Corporation’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment. Acquiring additional businesses or properties could place pressure on the Corporation’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration existing shareholders may experience dilution. The integration of the Corporation’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems. The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the
Corporation’s management team, which may detract attention from the Corporation’s day-to-day operations. Over the short-
term, difficulties associated with integration could have a material adverse effect on the Corporation’s business, operating
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025103
results, financial condition and the price of the Shares. In addition, the acquisition of mineral properties may subject the
Corporation to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the
Corporation. There can be no assurance that any future acquisitions will be successfully integrated into the Corporation’s existing operations.
Compliance with Evolving Legal Requirements
Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.
Changes in these regulations or in their application are beyond the control of the Corporation and could adversely affect its operations, business and results of operations. Government approvals, licenses and permits are currently, and may in the future be, required in connection with the Corporation’s mining exploration and development projects. There can be no assurance that any of the obligations required to maintain or obtain each approval, license or permit will be met. To the extent such approvals are required and not obtained, the Corporation may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations and may be restricted or prohibited from proceeding with planned exploration or development activities. In addition, the grant of required licenses and permits may be delayed for reasons outside the Corporation’s control. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Corporation does obtain, may adversely affect the
Corporation as it would be unable to legally conduct its intended exploration, development or production.
In addition, as its Shares are publicly traded, the Corporation must adhere to rules and policies set forth by various Canadian and international governmental and self-regulatory bodies, such as the Canadian Securities Administrators and the Toronto
Stock Exchange, which are constantly changing and expanding in complexity.
Compliance with applicable laws, regulations, permitting requirements, rules and policies requires Aya to incur administrative and legal expenses which are generally increasing and may divert management’s focus from revenue-generating endeavors to regulatory compliance tasks.
Failure to comply with applicable laws, regulations, permitting requirements, rules or policies may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to be paused or cease, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.
Community Relations
Aya’s relationships with communities located near the sites where it conducts its exploration, development and operation activities as well as with other stakeholders are important to the success of its operations. The Corporation has developed longstanding relationships with local communities surrounding the Zgounder Silver Mine and stakeholders over time, which contributes to a certain operational stability at that site. However, there can be no assurance that such social acceptability will continue uninterrupted. In contrast, the Corporation's Boumadine Project is located in an area where the Corporation has not yet established comparable relationships with local communities, authorities and other stakeholders. As a result, the level of social acceptability for the development and operation of this new project is uncertain. The realization of the project, including the construction of infrastructure, roads and facilities, land access, and the use of water and other natural resources, may give rise to concerns among local communities and other stakeholders. There can be no assurance that the Corporation will be able to obtain or maintain the necessary social license to operate for this new project on acceptable timelines or at all.
There are some groups located in Morocco,  who have shown, in the past from time to time, opposition to the mining activities of the Corporation, including with regards to the use of limited water resources by the Corporation. Such opposition from local groups may also affect the activities of the Corporation in the future. In addition, there is an increased level of concern from the public in general with regards to the social and environmental impacts of mining activities. Non-governmental organizations and civil society groups often critique the extractive industries generally. Any legal challenges, work stoppages
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025104
and adverse publicity generated by them or local groups could have a material adverse impact on the Corporation, particularly on its ability to secure new permits, advance development activities related to the Boumadine Project, continue its operations, the laws governing its activities and its reputation.
Such impacts may lead to increased project delays, increased costs, decreased investor confidence and could adversely affect the Corporation’s operational results, financial position and cash flow. While the Corporation is committed to operating in a socially responsible manner, there is no assurance that its efforts will be successful in establishing or maintaining social acceptability  for its current and new projects or in fully mitigating these risks.
Health and Safety
Mining exploration and operational activities inherently carry safety risks, including but not limited to surface or geotechnical incidents, underground fires, underground rockfalls, blasting accidents, vehicle collisions, unsafe road conditions, falls from heights and contact with energized sources. In addition, mining operations activities can lead to mental and physical diseases related to, among other things, dust and chemical exposure, work in underground, confined spaces and hot environments, exposure to noise, ergonomic injuries and prolonged periods of strenuous work and isolation. The Corporation maintains an unwavering commitment to the health and safety of its employees and contractors on site and within its offices. Under this commitment, the Corporation invests heavily in employee training and continuous education as well as on-site precautionary measures and procedures. Notwithstanding ongoing efforts, the aforementioned risks may arise and cause injury, fatality, as well as legal action and regulatory measures taken against the Corporation. In the past, the Corporation has had accidents leading to loss time, injury and, in a single case, death. Any such event could damage the Corporation's reputation and hinder its ability to continue its operations and achieve its goals.
Environmental Matters
The Corporation’s operations are subject to environmental regulations, which can make operations expensive or prohibit them altogether.
The Corporation may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, other environmental hazards may exist on a property in which the Corporation directly or indirectly holds an interest that are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the property.
The Zgounder Silver Mine is a historical mining operation that was originally developed and constructed in accordance with the standards and regulatory requirements applicable at the time of its development, which may differ from current environmental standards and industry best practices. As a result, the environmental footprint at the Zgounder Silver Mine may be greater than that of a more recently constructed mining operation built to modern design, engineering and environmental management standards.
Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.
To the extent the Corporation is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Corporation. If the Corporation is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Corporation.
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Geopolitics, Restrictions on Repatriation of Earning and Changes in Tax Regimes
The government of Morocco, where the Corporation’s projects are currently located, support the development of their natural resources by foreign companies, but there is no assurance that, in the future, the government will not adopt new or different policies, laws, regulations or interpretations thereof respecting foreign ownership of mineral resources, taxation, currency controls, environmental protection, labour relations, community rights, repatriation of income or return of capital, restrictions on production, price controls, capital controls, export controls, local refining of silver or gold, restrictions of earnings, expropriation of property, foreign investment, maintenance of claims, water use and mine safety.
Political and social instability and changes in policies, laws, regulations or interpretations thereof in Morocco are beyond the
Corporation’s control and, may result in the restriction or halting of the Corporation’s operations, limitations on the possibility of it engaging international consultants and personnel and, the curtailment of physical access to it projects. The possibility that a government in Morocco may adopt new or substantially different laws, regulations, policies or interpretations thereof, might extend to the renegotiation or nullification of existing agreements and permits or to the expropriation of assets, cannot be ruled out. The materialization of such risks could have material adverse effects on our business, results of operations and financial condition.
Substantially all the Corporation’s assets are held in its Moroccan subsidiaries though which it conducts its operations. As such, any new restrictions on the repatriation of earnings from our subsidiaries could impact on our ability to receive cash from our operations, which could have a material adverse effect on our financial condition.
Tax regimes and applicable tax rates in Morocco may change without notice. Moreover, the Corporation’s interpretation of tax laws and regulations, as applied to its transactions and activities, may not coincide with that of the authorities in Morocco and may be disputed. Consequently, the taxation applicable to transactions and operations involving the Corporation’s subsidiaries may be challenged or revised by the tax authorities, which could result in significant additional taxes, penalties and interest and could impact the Corporation’s cash flow forecasts, all-in sustaining costs and operating costs, and ultimately have a material adverse effect on our financial condition.
Cross-Border Regulatory Risks
Given Aya's operations in Morocco, changes in cross-border regulations, including international trade policies, export restrictions, and jurisdiction-specific mining laws, could disrupt its operations and supply chain. Unforeseen regulatory requirements or delays in obtaining permits in foreign jurisdictions may negatively impact the Corporation's ability to meet its strategic objectives.
Particularly, the current United States administration has demonstrated a willingness to rapidly and unilaterally alter trade policy, including the imposition, increase, reduction, or removal of tariffs, sometimes at extreme levels and with limited advance notice. This highly dynamic and often unpredictable approach to trade regulation has created significant uncertainty for global markets, which could affect Aya’s business. Changes to these and other tariffs adversely affect the Corporation’s business planning and may lead to increased costs for raw materials, components and equipment, and could impact existing operations and material growth projects.
Foreign Subsidiaries
A significant portion of Aya’s business is carried on through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Aya’s ability to fund its operations and projects efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Aya’s valuation and price of its Shares.
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Uncertainty of Titles
The acquisition of title to mineral properties is a very precise and time-consuming process. Although the Corporation has obtained title opinions with respect to its key properties and has taken all possible measures to ensure proper title to its properties, including filing of necessary documents and payment of rents to local regulatory authorities, there can be no guarantee that the title to any of its properties will not be challenged or that they are not subject to unregistered liens, agreements, transfers or claims, including land claims to the lands immediately adjacent to the Corporation’s leased lands, and title may be affected by, among other things, undetected defects. Third parties may, unbeknownst to the Corporation, have valid claims to underlying portions of the Corporation’s interests. In addition, the Corporation may be unable to conduct its operations on one or more of its properties as currently anticipated or permitted or to enforce its rights in respect of its properties.
Conflicts of Interests
Certain directors and officers of the Corporation may also serve as directors and/or officers of other public and private companies and devote a portion of their time managing other business interests. Furthermore, certain directors and officers of the Corporation may also serve as directors of other companies involved in mineral exploration and development.
Consequently, the possibility of conflict of interest exists at several levels.
To the extent that such other companies may participate in ventures in which the Corporation is also participating, or participate in business transactions with the Corporation, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each Corporation’s participation. Canadian law requires the directors and officers of the Corporation to act honestly, in good faith, and in the best interests of the Corporation and its shareholders. However, in conflict-of-interest situations, our directors and officers may owe the same duty to another
Corporation and will need to balance the competing obligations and liabilities of their actions or declare and refrain from voting on any matters in which such directors have a conflict of interest.
Availability of Workforce and Labour Relations
The Corporation is dependent on its ability to attract and retain employees and contractors at all levels with appropriate technical, business and management skills and operating experience necessary to execute its exploration, development and exploitation activities. The Corporation competes with mining companies on a global basis to attract and retain skilled labor.
The remote locations at which its employees and contractors are called to work poses an additional challenge in terms of recruitment and retention. The employment of foreign workers in Morocco can be difficult due to the necessary work visas and permits the government requires. Inadequate access to an available skilled workforce could compromise many aspects of the projects’ feasibility, viability and/or profitability, including, but not limited to, the construction and production schedules, capital and operating results..
While the Corporation is not currently party to any collective bargaining agreements and there are presently no labour unions or syndicates representing its workforce, there can be no assurance that employees will not seek union representation or that labour syndicates will not be established in the future. The formation of labour unions or employee representative bodies could result in collective bargaining processes, work stoppages, strikes, slowdowns or other labour disruptions. Such developments could lead to increased labour costs, changes to working conditions, limitations on operational flexibility, or delays in project development and operations.
The loss of current employees and contractors due to failure in maintaining satisfactory labour relations could also adversely affect its business and operations. To this effect, the Corporation offers competitive remuneration and benefits and also implemented regular training sessions to improve general and specific skills of its workforce. As part of its succession planning, the Corporation also identified a limited number of high potential employees whose development aims at making them key managers within a short to medium term.
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Infrastructure
Mining operations, as well as development and exploration activities, rely on adequate infrastructure such as reliable roads, power sources, water supply and telecommunications equipment, which all significantly impact both capital and operating costs. Any shortage of infrastructure elements or delay in their availability, weather caused by natural phenomena, lack of maintenance, human interference or other reasons, could delay or stop exploitation and/or development of or projects and negatively affect the Corporation’s business, operational results and financial condition. By way of example, significant or prolonged rainfall may disrupt transportation infrastructure, including rail lines used to transport production and, cause interruptions in export activities at ports. Such disruptions could delay shipments to customers, increase logistics and storage costs, affect revenue recognition timing, and potentially result in contractual penalties or loss of customers. Persistent or severe shortages or delay in availability could also potentially lead to the alteration or abandonment of the Corporation’s exploration and development plans.
Dependence on a Single Mine
Any event affecting negatively the Zgounder Silver Mine could have a material adverse effect on the Corporation’s business, financial performance and operation results. The Corporation is actively working on the realization of the Boumadine Project, seeking new projects and exploring its other mineral properties with the aim of developing additional producing assets. Until it succeeds in doing so, for which there can be no assurance, the Corporation will remain dependent on its operations at the
Zgounder Silver Mine for all of its cash flow.
Tailings Facilities and Dams
The waste rock, tailings and wastewater generated by our mining activities are kept in storage facilities and dams, at our sites.
Any failure or breach of these facilities or dams on our sites could result in extensive environmental and property damages and, personal injury or death. Poor design or inadequate maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. Some upstream dams at the Zgounder Silver Mine were constructed according to outdated norms and remain unsecured to this day – should such dams collapse, villages surrounding the site could be inundated and destroyed and residents could be injured or killed.
Unpredictable natural events, such as extreme weather, seismic events, or other incidents out of the corporation’s control could induce or contribute to failures in dams and tailings facilities. Should any of the aforementioned risks materialize, the corporation’s operations could be delayed or stopped and the financial condition and reputation of the corporation could also be materially and adversely affected. In such event, the corporation could face enforcement actions, obligations to remediate environmental contamination, personal injury claims, securities litigation and other consequences including but not limited to fines and penalties and third-party claims, the suspension or revocation of its exploration and exploitation permits. What is more, any failure to comply with environmental, health and safety laws or regulations pertaining to tailings facilities and dams may also result in injunctions and other consequences as those listed above. The costs associated with responsibilities and liabilities pertaining to tailings facilities and dams may be significant, higher than expected and result in a situation where it is no longer profitable to continue operations.
Reputation
Damage to the Corporation’s reputation can be the result of its actual or perceived actions or inactions and a variety of events and circumstances, and could result in negative publicity, whether or not true.The consequence of reputational risk is a negative impact to the Corporation’s public image, which may influence its ability to acquire future mining projects and retain or attract key employees. Reputational risk may arise under many situations including, among others, cyber-attacks, media crisis, public criticism by stakeholders, the publication of reports or allegations regarding the Corporation's business, management, operations or financial condition. In the past year, the Corporation was the subject of a short-seller report containing allegations about its business and operations, following which the Corporation’s share price declined significantly.
Although the Corporation believes that the allegations were unfounded and took steps to respond publicly and disclaim such
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allegations, there can be no assurance that similar reports or allegations will not be published in the future. The publication of any additional short-seller reports or other critical analyses, regardless of their accuracy or merit, could result in substantial volatility in the Corporation’s share price, reduced shareholder confidence, increased scrutiny from regulators, analysts and investors, and potential litigation. Such events may divert management’s time and resources, require additional legal, advisory and public relations costs, and adversely affect the Corporation’s access to capital markets.
Prior to acquiring a particular project, the Corporation mitigates reputational risk by performing due diligence, which includes a review of the mining project, the country, the scope of the project and local laws and culture. Once the decision to participate in a mining project has been taken, the Corporation continues to assess and mitigate reputational risk through regular Board and Board Committees reviews. However, there can be no assurance that these measures will be sufficient to prevent or effectively address reputational risks, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and share price.
Information Technology Systems and Cyber Security Threats
The Corporation’s operations depend, in part, on information technology systems and services as well as digital technologies
(collectively, “IT Systems”). The reliability and security of these IT Systems are critical for the secure processing, storage and transmission of information and data. Should the IT Systems’ functionality or security fail or be interrupted without the possibility of being restored quickly, the Corporation’s ability to operate its facilities and conduct its business could be materially compromised. A failure in IT Systems or a breach in its security features could be caused by incidents including but not limited to cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, as well as unauthorized access to information and data, vandalism, theft, cyber-attacks and cyber-crimes targeting the Corporation’s systems or those of third parties on which it relies. While the Corporation performs audits and maintains its IT Systems to mitigate risks of failures and has implemented a series of security measures in respect of its information and data, there is no assurance that it will be successful in preventing risks of failures and security breaches from materializing. The failure of IT Systems or any part thereof could cause disruptions or delays in operations, theft of funds, misappropriation of assets, and lead to the loss, destruction, inappropriate or unauthorized use of data and information, including personal data, confidential information or intellectual property of the Corporation, its employees, suppliers or customers. The occurrence of any of the foregoing could have a material adverse affect on the Corporation’s cash flows, earnings, results of operations, financial condition and reputation. The Corporation may incur additional time and expense in relation to the remediation of the failure or breach, the improvement the IT Systems subject to the failure or breach and the notification of victims and appropriate authorities further to the breach. The Corporation could be subject to legal proceedings in respect of the failure or breach, which could require unexpected legal expenditures, and which could ultimately lead to a finding of liability, including under laws relating the protection of personal information, and the imposition of damages/fines/penalties. (see also "Risk Factors - Uninsured Risks").
Public Health Threats
Any pandemic, epidemic, endemic or other public health threat, could negatively impact the global economy and result in abnormal levels of volatility in financial markets and in the prices and demand for commodities, including gold and silver. As a result of the COVID-19 pandemic, the Corporation encountered challenges in terms of mobilization of its staff to and from its sites, delayed shipments of materials and augmentation of costs for supplies and transportation. The extent to which the
Corporation may be operationally or financially adversely impacted by  any other pandemic, epidemic or public health threat in the future is highly uncertain and could be material, depending on a variety of factors including the locations, severity and spread of outbreaks, the actions taken by governments in the countries where the Corporation operates in response to any outbreaks and the degree of disruption of supply chains. Significant outbreaks could result in a widespread crisis that could adversely affect the economies and financial markets of many countries and ultimately, Aya’s business, operation results and financial condition.
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Wars
The Corporation's business, financial condition, results of operations and prospects may be materially adversely affected by wars,  armed conflicts and geopolitical instability around the world. The current global security environment is characterized by an elevated and interconnected set of conflicts and tensions that pose risks to the Corporation both directly, through their potential impact on the Corporation's operations in Morocco, and indirectly, through their effects on global commodity markets, supply chains, capital markets and the broader macroeconomic environment. This risk intersects with, contributes to and may amplify many of the other risks discussed in this "Risk Factors" section.
Notably, a number of active and potential armed conflicts around the world pose material risks to the Corporation. The conflict in the Middle East, including hostilities involving Israel, Hamas, Iran and the United States, escalated significantly in late 2025 and early 2026, resulting in direct military strikes between Israel and Iran, retaliatory actions affecting United States assets in the region and threats to the Strait of Hormuz and global energy supply routes. The ongoing war in Ukraine continues to disrupt global energy and commodity markets, contribute to inflationary pressures and drive geopolitical realignment.
Tensions in the South China Sea and the broader strategic competition between the United States and China, including the use of export controls on critical minerals and rare earths as instruments of geopolitical leverage, are fragmenting global supply chains and reshaping trade flows for mining and metals products. These conflicts and tensions interact with one another and with broader trends of trade protectionism, sanctions and the weaponization of economic interdependence to create a complex and unpredictable risk environment. Wars and geopolitical instability have had, and may continue to have, a direct and significant impact on the market for the Corporation's principal products. Gold prices surged to record highs exceeding
US$5,000 per ounce in early 2026, driven in substantial part by safe-haven demand amid the escalation of conflict in the
Middle East, continued central bank purchasing to diversify reserves away from United States dollar-denominated assets and broader investor flight from risk assets. Silver prices have similarly reached unprecedented levels, supported by both safe-
haven buying and growing industrial demand. While elevated precious metals prices have benefited the Corporation's revenues and margins, these prices are inherently volatile and are sensitive to changes in geopolitical conditions. A de-escalation of conflicts, successful diplomatic resolutions or a reduction in perceived global risk could lead to a significant decline in gold and silver prices, which would adversely affect the Corporation's revenues, profitability and the economic viability of its mining operations.
Changes in Climate
Several governments have introduced or are moving to introduce climate legislation and treaties at the international, national, state/provincial and local levels.  Violations of environmental requirements or permits may result in fines, sanctions, orders to install pollution control equipment, or even suspension of operations. These regulations, often mandating standards for waste disposal, emissions, and land reclamation, can increase operational costs and complexity. Frequent amendments or new legislation may adversely affect the Corporation’s operations, financial condition, or competitive position. The Corporation may face costly claims and lawsuits by authorities and third parties relating to environmental matters.
Heightened public awareness of climate change may generate more intense scrutiny of Aya’s activities. Even in the absence of formal mandates, stakeholders such as investors, customers, and local communities may expect the Corporation to demonstrate robust sustainability practices. Failure to meet expectations or negative publicity could harm the Corporation’s reputation, limit financing, or reduce marketability.
In addition, the physical risks of climate change may also have an adverse effect on the Corporation’s operations.  These risks include the following:
•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Corporation's operations to world markets.
•Extreme weather events (such as prolonged drought or flooding) have the potential to disrupt operations at the
Corporation's mines and may require the Corporation to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
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•Continued desertification of the region around the Zgounder Silver Mine may cause a disruption in its water supply which may require additional costs to ensure sufficient water supply to support its operations.
•The Corporation’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  If the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Corporation’s operations may be reduced. There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Corporation’s operations and profitability.
Enforcement of Rights in Foreign Jurisdictions
Aya’s material subsidiaries, which directly own substantially all the Corporation’s assets, are incorporated under the laws of foreign jurisdictions. In addition, all the Corporation’s operations are located outside of Canada. As such, in case of disputes arising from its operations, the Corporation may be subject the exclusive jurisdiction of foreign courts or face difficulties in bringing foreign parties under to the jurisdiction of the courts in Canada. The legal systems of countries where disputes may be brought against the Corporation may not be mature and the legal practice may not be developed, such that the correct legal position may be uncertain or that we may be unable of enforcing our understanding of rights or titles. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on our business, financial condition, and results of operations.
Anti-Corruption and Anti-Bribery
Aya conducts its business activities in some parts of the world where corruption, including bribery, is reportedly widespread.
As such, there is a risk that dishonest, illegal or unethical conduct be used to achieve personal gain or to benefit a particular group or individuals in the course of business and, that things of value in any form, including money, gifts or benefits, be offered, given or promised to governmental officials to influence their actions or decisions or, in order to gain retain a business advantage. While said conducts may be considered an acceptable part of business culture in some countries, they may be illegal under anti-corruption, anti-bribery, anti-money laundering, or export control regulations and related laws. All such conducts would be in clear contravention of the Corporation’s ACAB Policy and of its Code of Business Conduct and Ethics.
The ACAB Policy applies to the Corporation, any subsidiary over which the Corporation holds control, directors, officers and employees of the Corporation and persons that are authorized to interface with foreign officials for the Corporation as agents, representatives or independent contractors. The ACAB Policy provides that any failure to comply with its provisions constitutes grounds for termination or other disciplinary action. It also sets forth an obligation for the Corporation and its controlled subsidiaries to conduct periodic training for employees on the policy. The directors and officers of the Corporation and of its controlled subsidiaries, as well as managers and employees designated from time to time by the legal officer, must certify at the commencement of their engagement with the Corporation, and annually thereafter, that they have read the ACAB
Policy and have complied with its provisions. To further safeguard against the risks of corruption and unethical dealings, the
Corporation retained the services of an independent whistle-blower line, accessible to anyone who wishes to elevate their concerns, and available on an anonymous basis. Notwithstanding the preventative measures taken by the Corporation, should there be a violation of applicable local and/or extraterritorial anti-corruption, anti-bribery laws in the course of the Corporation’s business activities, civil and criminal fines, penalties and consequences could apply against the Corporation or its representatives, which could lead to material operational, financial and reputational damages.
Supply Chain Disruptions
Global supply chain disruptions, including prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to the Corporation could have adverse impacts on its operating costs and capital expenditures and delay its exploration, construction and production activities. These disruptions may be the result of macroeconomic matters outside of the Corporation’s control or ability to mitigate, such as from natural disasters, transportation disruptions, economic instability, global pandemics and international sanctions, including those imposed in the context of the invasion of Ukraine by
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Russia, and geopolitical concerns, such as the conflicts in the Middle East, among others. Supply chain impacts may also manifest as rising costs or shortages of certain commodities and labor.
Particularly, as a result of recent violent attacks on vessels in the Red Sea area, several carriers have diverted their commercial vessels from the Suez Canal, to sail around the Cape of Good Hope. This critical maritime route disruption has caused the expected delivery time of new equipment at the Corporation’s facilities in Morocco to be delayed. The duration of the disruption and the potential ripple effects thereof, including potential upward inflationary pressure on future shipping costs, are unknown and could result in further materialization of the aforementioned risks.
In addition, any disruption, blockage or heightened geopolitical tensions affecting the Strait of Hormuz could further constrain global shipping routes and energy markets, potentially forcing the Corporation to seek alternative suppliers or logistics solutions. While the duration and extent of such disruptions remain uncertain, they may exacerbate supply chain delays, increase input and transportation costs, and adversely impact the Corporation’s operations and capital projects.
Raw Materials Costs
Unexpected increases in raw material costs could significantly impair Aya’s profitability. Aya’s mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials. If the petroleum products, price of steel or other input materials increase, Aya’s operational expenses will increase, which could have a significant negative impact on its profitability.
Delays, Postponement and Incompletion of Projects
Exploration, development and construction projects in the mining industry are inherently risky, subject to many uncertainties and, capital intense. It is not unusual for legal, administrative, engineering and operational challenges to delay the advancement of such projects and require more capital than anticipated, especially in developing countries. Such challenges include acquiring all of the necessary mining and surface rights, project economics, inability to obtain sufficient funding, delays in obtaining environmental and construction authorizations and permits, as well as unforeseen difficulties encountered during the development process, including labour disputes. Any of these challenges among many others could cause delays in the achievement of targeted operational milestones and production targets pertaining to exploration and development projects of the Corporation, which could in turn affect its ability to raise sufficient funds for the advancement of projects, cause the
Corporation to choose to indefinitely postpone or abandon a project, cause the project expenditures, operation and financial outcomes to be inconsistent with the budget, plans and forecasts or, result in defaults, and accelerated repayment obligations under its current financing arrangements or restrictions on access to additional capital.  The materialization of any such risk could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Increased Costs and Compliance Risks as a Result of Being a Public Company
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Aya anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted or amended corporate governance requirements. The additional demands associated with being a public company may also disrupt regular operations of our business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm our business, financial condition and results of operations.
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Activist Stakeholders
The Corporation’s relationships with stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. In recent years, publicly-traded companies in the mining industry have been increasingly subject to demands from non-governmental organizations (“NGOs”) and activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions (such as greenhouse gas emissions reduction commitments and adoption of responsible water use and management practices) or reorganizations. There is an increasing level of public concern relating to the perceived effect of mining and processing activities on the environment and on communities impacted by such activities. Activist shareholder activity could cause a disruption to the Corporation’s strategy, operations, and leadership, resulting in a material unfavorable impact on its operational and financial performance and longer-term value creation strategy.
Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Corporation’s reputation and divert the attention and resources of the management and Board. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and impede the Corporation’s overall ability to advance its projects, obtain permits and licenses or continue its operations, which could have a material adverse impact on the Corporation’s business, results of operations and financial condition.
Highly Competitive Mining Industry
Significant and increasing competition exists for mineral acquisition opportunities throughout the world, particularly for opportunities in jurisdictions considered to be politically and economically stable. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or completing any such acquisitions on terms acceptable to the
Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully with its competitors in acquiring such properties and assets. The Corporation’s inability to acquire such interests could have an adverse impact on its financial condition. In addition, even if the Corporation does acquire such interests, the resulting business arrangements may not ultimately prove beneficial to its business
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Financial Risks
Moroccan Taxation and Exposure to Changes in the Fiscal Regime
The Corporation’s operations are primarily conducted through subsidiaries in Morocco, including ZMSM, the owner and operator of the Zgounder Mine. The taxation of corporations in Morocco is complex and may involve overlapping layers of taxation applied on different tax bases, with limited availability of offsets or credits between certain tax liabilities. The
Corporation is subject to various taxes in the normal course of business, including corporate income tax, social contributions, value added tax, mining extraction taxes (which may be calculated on production or revenue rather than profits), withholding taxes, customs duties and other governmental levies, all of which are administered by Moroccan authorities. The overall tax burden applicable to the Corporation may therefore be significant and may materially affect its cash flows, earnings, operating costs, cash costs and financial condition.
As at the date hereof, ZMSM is subject to corporate income tax in Morocco at an effective rate of approximately 31.25% for
2025 on its taxable income, together with an additional social solidarity contribution of approximately 5% on profits. Corporate income tax rates in Morocco have increased in recent years for large taxpayers, with the applicable rate rising from 20% in prior years to 31.25% for fiscal years beginning on or after January 1, 2025, and scheduled to further increase to 35% for fiscal years beginning on or after January 1, 2026. In addition, the social solidarity contribution, initially introduced in 2021 as a temporary measure, has been extended in recent years and is currently expected to remain in effect until 2028. While the social solidarity contribution was initially introduced as a temporary measure, it has been extended in recent years and may be reconducted beyond its current term. There can be no assurance that applicable tax rates will not increase over time, including through changes to corporate income tax rates or brackets, the introduction or extension of additional contributions, or modifications to the tax base applicable to mining companies.
Certain mining-related taxes, including mining extraction taxes, may be based on production or revenues rather than profitability and may therefore be payable irrespective of the Corporation’s operating margins, which could adversely affect cash costs and cash flows.
Moroccan tax laws, rates and administrative practices have undergone reforms in recent years and may continue to evolve.
Changes to corporate income tax, mining-related taxes, withholding taxes or value added tax rules, including those affecting the timing and recoverability of VAT receivables, could increase the Corporation’s tax burden or adversely affect liquidity. In particular, the Corporation may be exposed to delays in the recovery of VAT, which could have a material impact on working capital and cash flows.
The application of Moroccan tax law to mining operations requires the Corporation to make judgments and interpretations in respect of various matters, including the deductibility and timing of expenditures, the treatment of capital expenditures, the computation of taxable income, transfer pricing, the application of withholding taxes to cross-border payments, and the interpretation of mining-specific fiscal provisions. There can be no assurance that the Corporation’s tax filing positions, interpretations or estimates will be accepted by the relevant tax authorities. Any reassessment, audit challenge, denial of deductions or refunds, or adverse interpretation of applicable law could result in additional taxes, duties, interest and penalties becoming payable.
Taxation in Multiple Jurisdictions
In the normal course of business, the Corporation is subject to assessment by taxation authorities in various jurisdictions.
Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Corporation and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. The Corporation’s business and operations and the business and operations of its subsidiaries is complex, and the Corporation has, historically, undertaken a number of significant financings, acquisitions and other material transactions.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025114
In assessing the probability of realizing income tax assets recognized, the Corporation makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Corporation gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Corporation’s provision for income tax is appropriate and in accordance with IFRS Accounting Standards and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Corporation’s interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Corporation or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Corporation’s financial condition.
The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Morocco, the UAE, Barbados, or Cayman Islands or any other countries in which the Corporation’s subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Corporation’s taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Corporation’s earnings being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Corporation.
Liquidity
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due. The
Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the
Corporation. Over the years, the Corporation generates cash flow from its financing activities and from the sales realized at the
Zgounder Silver Mine.
Indebtedness
In connection with the financing of the Zgounder Expansion and Boumadine development, the Corporation and its subsidiaries entered into various agreements with the EBRD. These agreements require us to comply with various provisions that may limit or inhibit our ability to pursue strategies and projects. Such provisions include but are not limited to obligation to maintain certain financial ratios as well as prohibitions or limitations on: the disposition of assets, the completion of mergers or acquisitions, transactions involving any change in control, specific investments, engaging in new business activities, incurring additional indebtedness, encumbering assets, paying dividends or making other distributions to shareholders and, engaging in transactions with our affiliates. These agreements include specific undertakings requiring the Corporation to upgrade and operate its tailings storage and related infrastructure in compliance with applicable standards, including alignment with the
Global Industry Standard on Tailings Management (GISTM) and other internationally recognized best practices. The
Corporation’s tailings facilities are brownfield in nature and certain infrastructure is aged or was not originally designed to current standards. As a result, significant engineering studies, redesign, reinforcement and construction activities are required.
There can be no assurance that such upgrades can be designed, permitted, financed and implemented within the timelines prescribed under the agreements. Although the Corporation has sought extensions and is engaging with its lenders in respect of implementation timelines, there is no assurance that such extensions will be granted or that the required works can be completed within any extended timeframe. Deficiencies in historical engineering, data gaps, evolving regulatory expectations and site-specific constraints may further delay or complicate compliance efforts.
If we default under the agreements, including but not limited to failing to meet tailing-related undertakings, and such event of default is not cured or waived, the lenders could terminate their commitments under the debt instruments and cause all
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025115
amounts outstanding with respect to the debt to become due and payable immediately, which could also potentially cause the acceleration of indebtedness under other agreements of the Corporation that contain cross default or cross-acceleration provisions. If the indebtedness under the Agreements is accelerated and the Corporation is not able to repay or borrow sufficient funds to refinance its indebtedness, the lenders under the Agreements could proceed to enforce the collateral interests granted to them to secure that indebtedness, which could result in the loss of all of our assets including, but not limited to, mining permits, cash and accounts receivable. Should this occur, we may lose control over our business and/or be forced into a reorganization or liquidation of our assets and/or, bankruptcy, which could have a material adverse effect on our business, financial condition, and results of operations.
We may also incur additional indebtedness in the future. The debt instruments governing such indebtedness could contain provisions that are as restrictive or more restrictive than those to which we are presently subject under the Agreements summarized above and any default under such debt instruments could entail similar consequences.
Our ability to make our scheduled payments and to meet our other obligations under our existing and future debt instruments depends on our financial condition and operational performance, as well as to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow or that future borrowings will be available to us in amounts sufficient to enable us to pay all principal and interest on our debt and to meet other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, which may have an adverse impact on our business, financial condition, and results of operations.
Additional Funding Requirements
The continuation of our exploration and development activities, including in particular the construction of the Boumadine
Project, relies on cash flow from our operations and external financing and will require additional capital. In addition, any future decision to expand our exploration programs or operations and/or to acquire assets may require additional capital.
Accordingly, to sustain its current activities, to execute its business projects and strategy and to discharge its unanticipated liabilities, the Corporation depends on its ability to generate operating cash flow from its operating mine and to obtain external financing through debt financing, equity financing, the joint venturing of projects or other means. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation’s projects and there can be no guarantee that the Corporation will be successful in securing financing for these purposes in a timely manner, on favorable terms, or at all. Any disruption and volatility in the global capital markets,  could increase the Corporation’s cost of capital and adversely affect its ability to obtain financing. Should the Corporation raise funds by issuing additional equity securities, such financing may substantially dilute the interests of the current shareholders in the Corporation and reduce the value of their investment in the Corporation’s securities.
Fund Repatriation
Repatriating funds from Morocco to the Corporation (the parent company) in Canada, in Dirhams and foreign currency requires several authorizations from the foreign exchange office ("Office des Changes"), the government and the banks. This process is cumbersome and despite an existing regulatory framework, remains subject to discretion in the application. To mitigate this risk, the Corporation seeks pre-approval by the Office Des Changes of the contractual obligations of repatriation from its subsidiary prior to advancing any money. The pre-clearance and pre-approval minimize the risk at the time of execution. We have also tested repatriation of funds from Morocco to Canada with success. We continue to transact money from one country to another on a regular basis to continually validate this mechanism.
Precious Metal Price Volatility
Aya’s revenue is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond Aya's control. The price of gold and silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025116
Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued, and may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both. The factors that may affect the price of gold and silver include:
industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Precious metal prices have historically been affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, currency exchange rate fluctuations, interest rates, speculative market activities, worldwide production and inventory levels, sales programs by central bank and global or regional political or economic uncertainties.
Global Financial Conditions
Global financial markets are experiencing extreme volatility as a result of increasing input cost inflation, increased interest rates, hostilities in Ukraine and the Middle East, sanctions imposed by nations on Russia and Belarus and uncertainty with respect to international trade regimes. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing may also be negatively impacted by liquidity crises. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Corporation.
Increased levels of volatility and market turmoil could have an adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.
Price Volatility of Other Commodities
The Corporation's cost of operations and profitability are also affected by the market prices of commodities that are consumed or otherwise used in connection with the Corporation’s operations, such as diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumable commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Corporation’s control, such as changes in legislation and hostilities in Ukraine and the Middle East, sanctions imposed by many nations on Russia and
Belarus and uncertainty with respect to international trade disputes. Increases in the prices for such commodities could materially adversely affect the Corporation’s results of operations and financial condition.
Value-Added Tax Receivables
The Corporation is subject to credit risk through value-added tax ("VAT") receivables collectible from the government of
Morocco. Due to legislative rules and a complex collection process, there is a risk that the Corporation's VAT receivable balance may not be refunded, or payment may be delayed. Even though the Corporation has in the past recovered VAT routinely, VAT recovery in Morocco remains a highly regulated, complex and, at times, lengthy collection process. Should the
Corporation not receive the VAT receivable balances or if payment to us is delayed, the Corporation’s financial condition may be materially adversely affected.
Transfer Pricing
The Corporation conducts business operations in various jurisdictions and through legal entities incorporated in several jurisdictions, including Canada, Morocco and the United Arab Emirates. The tax laws of these jurisdictions and other jurisdictions in which the Corporation may conduct future business operations have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s-length pricing principles and that contemporaneous documentation must exist to support that pricing. The taxation authorities in the jurisdictions where the
Corporation carries on business could challenge its arm’s-length related party transfer pricing policies. International transfer
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025117
pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Corporation’s transfer pricing policies, the Corporation may be subject to additional income tax expenses and could also be subject to interest and penalty charges. Any such increase in the
Corporation’s income tax expense and related interest and penalties could have a significant impact on the Corporation’s future earnings and future cash flows.
Internal Controls
The Corporation has implemented internal controls over the preparation of its financial statements and other financial disclosures, to provide reasonable assurance that its financial reporting is reliable in all material respects and that the quarterly and annual financial statements are being prepared in accordance with IFRS. The Corporation also oversees financial transactions based on various controls to prevent fraud and inadequate operations.  Our internal controls do not provide absolute assurances regarding the reliability of financial statement preparation, financial reporting and financial transactions.
In assessing our internal controls from time to time, we may find some internal controls to be lacking or insufficient to prevent or detect all errors or fraud, potentially leading to detrimental consequences in terms of investor confidence and for our business and the value of our securities in the market. The Corporation's internal controls are designed in accordance with the current legal framework applicable to it and the listing of its Shares on the TSX Exchange. Should the Corporation's Shares be
listed on other exchanges in the future, it may become necessary to implement different and/or additional internal controls.
Currency
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM and BGM, for which the functional currency is the
Moroccan Dirham. Transactions related to the Corporation’s exploration and evaluation activities are mainly denominated in
Moroccan Dirham. Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below. The Corporation enters into put option contracts to mitigate the risk of fluctuations in the exchange rate of its holdings of US dollars. These contracts are used on a limited and selective basis and are intended to partially mitigate exposure to short-term fluctuations in U.S. dollar holdings; they do not fully offset the Corporation’s overall foreign exchange risk. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The
Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
Interest Rates
Interest rate risk is inherent in interest-bearing assets like loans or bonds, as their value can fluctuate in response to changes in interest rates. Aya is currently exposed to this risk, primarily with respect to its EBRD facilities, which accrues interest at a variable rate of SOFR + 5%. As a result, any increase in interest rates will lead to higher borrowing costs, reducing cash flows available for reinvestment in operations. The Corporation’s CTF Tranche ($8M), however, is subject to an interest rate structure tied to the achievement of specific ESG and operational milestones. Having successfully achieved all three milestones, the interest rate on the CTF Tranche was reduced to an all-in rate of 1.00% effective July 1, 2024. While the Corporation has secured a fixed, low-cost structure for the CTF Tranche, it remains exposed to fluctuations in SOFR on the EBRD facilities, which could impact financial flexibility. Aya continuously monitors interest rate trends and evaluates potential risk mitigation strategies to manage this exposure.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025118
Use of Derivative Instruments
At times, the Corporation uses derivative instruments like put and call options and forward sales to protect a portion of its cash flows against decreases in the prices of silver or increases in the underlying commodities it uses. Such instruments, when used, are applied on a limited and selective basis and are not intended to hedge a significant portion of the Corporation’s overall commodity price exposure. Such hedging activities may not always be available to Aya, may not be effective in reducing the volatility of its cash flows and may reduce Aya’s earnings, profitability and cash flows. There are risks that contracts pertaining to the derivative instruments: i) limit the price that can be realized on the hedged portion of the silver, if the market price of silver exceeds the strike price stipulated therein; and ii) stipulate commodity purchase prices higher than the prevailing market prices. The derivative instruments are only used within the production limits of the Corporation and the portion of the silver that may be hedged through said instruments remains within the limits of the Corporation’s risk matrix, approved by the Audit Committee.
Credit
Credit risk refers to the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.
The Corporation’s financial assets exposed to credit risk are primarily composed of cash, accounts receivable, options contracts, and long-term restricted cash. The fact that the Corporation’s cash is mostly held with reputable Canadian or
Moroccan banks mitigates that risk. The Corporation has a high degree of customer concentration, with approximately 95% of its ingots and silver concentrate sales made to a single counterparty. As a result, in the event that this counterparty becomes insolvent or otherwise unable to meet its payment obligations, the Corporation’s revenues and cash flows could be materially adversely affected. Given the substantial value associated with each delivery, any delay in payment or default could have a significant financial impact, and the Corporation may be required to seek alternative purchasers on less favorable terms. To mitigate such credit risk, the Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties. The Corporation does not rely on external credit ratings, as its counterparties are generally not rated; instead, it obtains and reviews available financial information, including annual audited financial statements, and maintains ongoing communication with its customers to monitor credit risk.
Impairment
Regular assessments are conducted by Aya to determine whether impairment is necessary for its assets. Assessing impairment involves making significant judgments based on various external and internal factors, some of which are beyond the Corporation's control, and necessitates the use of estimates and assumptions for each cash-generating unit. External factors encompass a wide range, from overall economic activity to changes in commodity prices, toll rates, discount rates, foreign exchange rates, and regulatory requirements. Internal factors include production volume, resource conversion capabilities, capital and operating expenditures, and future development plans. There's no guarantee that management's estimations of the future will align with actual events, potentially leading to further impairment charges. The timing and magnitude of such charges are challenging to predict and could have a materially adverse impact on the Corporation's business, financial status, and operational results.
Risks Linked to Shares
The price of the Shares is highly affected by changes in the price of gold and silver, global economic conditions generally, the
Corporation’s financial condition and results of operations, and by the market’s perception of the Corporation’s value, whether or not such perceptions accurately reflect the intrinsic value of the Corporation or its future prospects. The Corporation’s Share price may also be negatively impacted if investors’ preferred strategy for the Corporation does not coincide with the strategy adopted by management. Given the volatility in the gold and silver price and the market’s changing perception of the
Corporation’s value, the Corporation cannot predict their impact on its market capitalization. It is possible that the price of a
Share may experience significant fluctuations and that such price might be less than the actual price paid by an investor. As a
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025119
result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect their long-
term value.
Equity Interest in Other Issuers
The Corporation may from time to time hold shares or other financial interests in other companies, including publicly listed companies. In particular, Aya holds approximately 42% of Mx2 Mining ("Mx2"), a privately held corporation with projects in
Morocco and approximately 5% of Talisman Metals PLC ("TLM"), a public company listed on the London Stock Exchange (AIM:
TLM) with projects in Morocco. The Corporation does not have the right to appoint directors of TLM but has the right to nominate two directors of Mx2. As a large shareholder, the Corporation is not in a position to direct the day-to-day business of such companies and is subject to the risk that these companies may make business, financial or management decisions with which the Corporation does not agree or may take risks or otherwise act in a manner that does not serve the Corporation’s interests. In addition, the market price of the shares of such companies may be highly volatile and will be subject to many of the same factors as apply to the Corporation's Shares. These shares may also be subject to restrictions on resale or may be illiquid. The Corporation may therefore face delays in selling such securities or realizing value for them.
Allocation of Capital - Sustaining, Growth and Exploration and Development Capital
The Corporation has budgeted $96 million for 2026 as sustaining, growth and exploration capital investments in property, plant and equipment, mine development and exploration and development work. Sustaining capital consists of capital expenditures required to maintain current operations. Growth capital is earmarked for growth projects to expand current operations. A total of $36 million has been earmarked for sustaining and growth capital and $60 million has been planned for exploration and development. There can be no assurance that such cost estimates will prove to be accurate. The Corporation may alter its allocation of capital to provide for revised strategic planning, metal price fluctuations or other external economic conditions.
Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Corporation’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the
Corporation’s future cash flows, profitability, results of operations and financial condition.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025120
DIVIDENDS
The Corporation has currently no dividend policy. The amount of cash dividends, if any, to be paid is subject to the approval of the Board and may adapt given a range of factors such as: (i) the prevailing economic and ore-processing environment; (ii) the
Corporation’s operational results and net earnings; (iii) the Corporation’s financial condition; (iv) capital requirements for the operations and growth of the Corporation; (v) contractual restrictions on its current loan; (vi) other relevant factors and conditions that may have consequences over time. To date, it has not declared or paid any cash dividends on any of its issued
Shares.
CAPITAL STRUCTURE
The authorized share capital of the Corporation consists of an unlimited number of Shares without par value. There were
142,986,547 Shares issued and outstanding as of the date of this AIF.
The holders of Shares are entitled to one vote per Share at all meetings of the shareholders of the Corporation. The holders of
Shares have the right to receive dividends if, as and when declared by the Board. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, the holders of the Shares are entitled to receive the remaining property and assets of the Corporation pro rata according to the number of Shares held.
MARKET FOR SECURITIES
Trading Price and Volume
The Shares are currently listed and posted for trading on the TSX under the symbol "AYA". The following table shows the price ranges and volume of the Shares traded in 2025.

Month	Volume	High ( CA$)	Low (CA$)
January	14,164,746.00	12.4	10.63
February	16,231,602.00	12.88	11.20
March	19,939,477.00	13.66	10.12
April	20,643,413.00	11.89	8.53
May	23,742,068.00	12.56	8.52
June	27,299,716.00	14.91	11.80
July	18,895,552.00	14.35	11.74
August	18,765,164.00	13.67	11.45
September	47,186,700.00	17.11	11.95
October	36,058,528.00	19.68	13.62
November	24,848,036.00	19.44	13.12
December	34,223,022.00	21.8	17.42
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025121

DIRECTORS AND OFFICERS
Directors and Officers
The Board is currently comprised of eight directors, each of whom is elected at each annual meeting of shareholders to hold office for one year or until their successor is elected or appointed, unless they resign or their office becomes vacant.
The following table sets forth, as at December 31, 2025, for each director and officer, their name, place of residence, their principal occupation during the past five years, as well as the year during of their election or nomination as director or officer of the Corporation, along with the number of Shares owned by them. The directors and officers have provided their respective information.

Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2025
Ghislane Guedira Bennouna Casablanca, Morocco	Director (1)	June 2024
•Chief Executive Officer of
AMP Capital Morocco S.A, a
fund management company
(since January 2026)
•Founder and Consultant,
Amplitude Conseil, a
Moroccan local consultancy
firm (since 2021)
•Director and chair of the
audit committees of RISMA
and CDG Capital, a
Moroccan financial
institution (since 2021)
•Member of the Moroccan
Privatization Valuation Body
(since 2019)
•CFO (from June 2013 to
October 2020) and Advisor
to Chairman & CEO (from
June 2010 to June 2013 &
from October 2020 to July
2021) at OCP Group, a
Moroccan state-owned
phosphate rock miner,
phosphoric acid
manufacturer and fertilizer
producer.
0 0%
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025122

Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2025
Yves Grou Montréal, Canada	Director (1) (2)	June 2020	•Chief Financial Officer and Director of Maclos Capital Inc., a healthcare technology company (since 2001) •Director of Falcon Energy Materials plc, a company involved in the chemical refining of graphite concentrate (since 2017) •Director of Algold Resources Inc., a mineral exploration company involved in the development of African gold properties (May 2011 to July 2021)	35,515 0.025%
Dr. Jürgen Hambrecht Neustadt, Germany	Director (2) (3)	June 2020
•Director of Nyxoah SA, a
medical technology
company (since 2020)
•Chairman of the Board of
Trumpf SE, a leading global
high-tech company
specializing in machine
tools, laser technology, and
electronics for industrial
applications (January 2013
to March 2023)
•Chairman of the Supervisory
Board of BASF SE, a German
multinational corporation
and chemical producer
(June 2014 to June 2020)
•Director of Daimler Truck
AG,  a commercial vehicle
manufacturer (January 2008
to May 2020)
•Chairman of the Supervisory
Board of Fuchs Petrolub SE,
an automotive and industrial
lubricants supplier (May
2011 to May 2019)
1,207,250(4) 0.85%
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025123

Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2025
Benoit La Salle Montréal, Canada	President, Chief Executive Officer and Director	April 2020
•President and Chief
Executive Officer of Aya
Gold & Silver Inc. (since
April 2020)
•Chairman of the Board
(February 2013 to January
2021) and Chief Executive
Officer of Algold Resources
Ltd., a mineral exploration
company involved in the
development of African gold
properties (March 2018 to
June 2021)
•Executive Chairman of the
Board of Sama Resources
Inc., a company focused on
exploring the Samapleu
Nickel – Copper project in
Ivory Coast (2012 to date)
•Director and Executive
Chairman of the Board of
Falcon Energy Materials Plc,
a company involved in the
chemical refining of
graphite concentrate (since
2017)
106,666 0.08%
Eloïse Martin Bad Homburg, Germany	Director (1)(2)	June 2022	•Self Employed at EM Conseil (Since August 2021) •Director of EM Conseil BV, a company helping industrial SMEs improve performance through pragmatic data analysis (August 2019 to July 2021) •Executive Director, HCF International Advisers Ltd., an independent corporate finance advisory boutique specializing in the global metals, mining, and energy sectors (July 2011 to August 2019)	0 0%
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025124

Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2025
Robert Taub Brussels, Belgium	Chairman of the Board of Directors	Nov. 2016	•Chairman of Nyxoah SA, a medical technology company (since July 2009)	9,846,262(5) 6.93%
Annie Torkia Lagacé Montréal, Canada	Director (3)	June 2023
•Chief Legal and Strategy
Officer at IAMGOLD, a
corporation owning and
operating gold mines in
Burkina Faso and Canada
(since February 2025)
•Senior Vice President,
General Counsel &
Corporate Secretary of
Bombardier Inc., a Canadian
aerospace manufacturer
(December 2020 to May
2023)
•Executive Vice-President,
Finance and Corporate
Services of Stornoway
Diamonds Corporation, a
Canadian diamond
exploration and producing
corporation (from January
2020 to July 2020)
•Executive Vice-President,
Corporate Development,
Legal Affairs and Corporate
Secretary of Stornoway
Diamonds Corporation, a
Canadian diamond
exploration and producing
corporation(from April 2019-
Janurary 2020)
15,450 0.01%
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025125

Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2025
John Burzynski Montréal, Canada	Director	June 2025	•Executive Chairman of Osisko Metals Inc., a Canadian exploration and development company focused on advancing base metal assets (since November 2024) •Chairman of O3 Mining Inc., a Quebec-based gold exploration and mine development company (2019-2025) •Executive Chairman and CEO of Osisko Mining Inc., a Canadian mineral exploration company focused on the acquisition, exploration, and development of gold properties (2020 to 2024)	35,000 0.02%
Raphaël Beaudoin Montreal, Canada	Vice-President, Operations	June 2020	•Vice-Present, Operations of Aya (since June 2020) •Vice-President, Operations of Falcon Energy Materials plc., a company involved in the chemical refining of graphite concentrate (since August 2018)	12,873 0.01%
Elias J. Elias Montreal, Canada	Chief Legal & Sustainability Officer and Corporate Secretary	July 2020
•Chief Legal & Sustainability
Officer and Corporate
Secretary of Aya (since July
2020)
•VP Legal & Corporate
Secretary of Falcon Energy
Materials plc.,  a company
involved in the chemical
refining of graphite
concentrate (since January
2018)
25,366(6) 0.02%
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025126

Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2025
Mustafa El Ouafi Casablanca, Morocco	President - General Manager (Morocco)	April 2020	•President-General Manager of Aya Gold & Silver Morocco S.A. (since April 2020) •Deputy Managing Director of OCP S.A., a Moroccan state-owned producer of phosphate and fertilizer products (August 2015 to August 2019) •President of OCP Africa, a subsidiary of OCP Group - a Moroccan state-owned producer of phosphate and fertilizer products (January 2017 to August 2019)	33,897 0.02%
Ugo Landry- Tolszczuk Mont-Royal, Canada	Chief Financial Officer	May 2020	•Chief Financial Officer of Aya (since May 2020) •President and Chief Operating Officer (January 2018 – February 2021) and Interim Chief Financial Officer of Falcon Energy Materials plc., a company involved in the chemical refining of graphite concentrate ( February 2021- July 2024)	20,255 0.01%
Notes:
1.Member of the Audit Committee.
2.Member of the ESG Committee.
3.Dr. Hambrecht owns 1,193,250 Shares directly and 14,000 Shares indirectly through JH Capital GmbH.
4.Mr. Taub owns 5,695,762 Shares directly and 4,150,500 Shares indirectly through Robelga Sprl.
5.Member of the Nomination and Compensation Committee.
6.Mr. Elias owns no Shares directly and 25,366 Shares indirectly through TMR Advisory SPV Ltd.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025127

As the date hereof, the directors and executive officers of the Corporation and its subsidiaries as a group own beneficially, directly or indirectly, or exercise control or direction over 4,098,268 Shares or 2.87% of the outstanding Shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as described below, to the best of the Corporation’s knowledge, after having made due inquiry, none of our directors or executive officers or, to our knowledge, shareholders holding a sufficient number of our securities to affect materially the control of the Corporation, if any:
(a)is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Corporation:
i.was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, while that person was acting in that capacity;
ii.was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while the director was a director, chief executive officer or chief financial officer of the company being subject to such order;
(b)is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(c)has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; and
(d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Director.
Mr. Benoit La Salle was the President, Executive Officer and director of Algold when it filed under the Bankruptcy and
Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly owned subsidiary of Aya, effective as of June 11, 2021. Mr. La Salle was also President, Executive Officer and director of Algold when the Autorité des marchés financiers and the Ontario Securities Commission handed down a cease-trade order against Algold on June 22, 2020 for having failed to file its annual statements for the fiscal year ended December 31, 2019. In addition, this decision came into effect automatically in every jurisdiction in Canada that the company in which has an automatic reciprocity legislation.
Mr. Yves Grou was a director of Algold when it filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021.
Under such proposal, Algold became a wholly owned subsidiary of Aya, effective as of June 11, 2021. Mr. Grou was also director of Algold when the Autorité des marchés financiers and the Ontario Securities Commission handed down a cease-
trade order against Algold on June 22, 2020, for having failed to file its annual statements for the fiscal year ended December
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025128
31, 2019. In addition, this decision came into effect automatically in every jurisdiction in Canada that the company in which has an automatic reciprocity legislation.
While Dr. Hambrecht was a non-executive director of Daimler AG (“Daimler”), Daimler was, in several jurisdictions worldwide, either fined or reached agreements with various authorities or parties regarding emission control systems of certain diesel vehicles. The cost of proceedings, fines and settlements is expected to exceed US$2B. In July 2016, the European
Commission fined Daimler in excess of €1B in connection with its participation in what is referred to as the European Truck
Cartel which covered the collusion between cartel members for 14 years on the truck pricing and on passing on the costs of compliance with stricter emission rules in Europe. In July 2021, at which time Mr. Hambrecht was not on Daimler’s board of directors, the European Commission found that Daimler, BMW and Volkswagen group (Volkswagen, Audi and Porsche)
breached EU antitrust rules by colluding on technical development in the area of nitrogen oxide cleaning. Daimler was, however, not fined.
Ms. Annie Torkia Lagacé was Vice-President, Legal Affairs, General Counsel and Corporate Secretary of Stornoway Diamond
Corporation (“Stornoway”) between November 2014 and April 2019, Executive Vice-President, Corporate Development, Legal
Affairs and Corporate Secretary from April 2019 until January 2020 and Executive Vice-President, Finance and Corporate
Services from January 2020 until July 2020. Stornoway filed for protection under the Companies’ Creditors Arrangement Act
(“CCAA”) on September 9, 2019. The CCAA process was concluded by order of the Superior Court of Quebec in November
2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act which was subsequently completed.
Conflicts of Interests
There are potential conflicts of interest to which the directors and officers of the Corporation or its subsidiaries may be subject in connection with the operations of the Corporation or its subsidiaries, notably due to the nature of the roles of some
Directors and Officers in the management and/or the Board of the Corporation and the management and/or the Board of other corporations. See “Directors and Officers – Directors (chart columns entitled “Positions within the Corporation” and “Principal
Occupation During the Five Preceding Years”). Some of the directors and officers are engaged and will continue to be engaged, directly or indirectly, in other businesses and situations may arise where some of the directors and officers will be in direct competition with the Corporation or its subsidiaries. Conflicts, if any, will be subject to the procedures and remedies under the
CBCA. No conflicts of interest currently exist between the Corporation or its subsidiaries and a director or officer of the
Corporation or its subsidiaries.
Mr. Benoit La Salle was the President, Executive Officer of Algold when it was acquired by Aya on June 11, 2021. This relationship had no material impact on the Corporation and Mr. La Salle disclosed his interest to the Board, refrained from voting for or against the acquisition and was not present during the vote.
Mr. Yves Grou was a director of Algold when it was acquired by Aya on June 11, 2021. This relationship had no material impact on the Corporation and Mr. Grou disclosed his interest to the Board, refrained from voting for or against the acquisition and was not present during the vote.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025129
AUDIT COMMITTEE INFORMATION
The Audit Committee Charter
A copy of the Audit Committee Charter is attached to this AIF as Schedule "A".
Composition of the Audit Committee
The following directors are members of the Audit Committee:
•Yves Grou, Chair of the Audit Committee
•Eloïse Martin
•Ghislane Guedira Bennouna
All the members of the Audit Committee are financially literate and independent as defined in NI 52-110.
Relevant Education and Experience
The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:
Mr. Grou is a CPA CA, having received his Bachelor in Commerce from McGill University. He is a member of the Quebec
Institute of Chartered Accountants and, in that capacity, qualifies as financial expert. He is the Chief Financial Officer and non-
independent director of Maclos Capital, Inc., since 2001 He was co-founder in 1980 and a partner until 2004 of Grou, La Salle &
Associates (“GLA”). The firm grew from two original partners to a staff of over 50. He developed a business valuation expertise, having several high-profile clients. At GLA, Mr. Grou coordinated and led the reverse take-over process related to several public companies, having successfully completed several transactions with mining, oil and gas, telecommunications and medical devices companies of which some were located in France, Cuba, Thailand, West Africa and China. In 2004, GLA
was sold to a major international accounting firm. Prior to 1980, Mr. Grou worked with Ernst & Young (Montreal) for three years. In addition to his current directorships, Mr. Grou is/was part of a board of directors of several public companies, in natural resources, renewable energy and materials.
Ms. Martin is a consultant providing financial advisory services in the metals and mining industries. From 2011 to 2019, Ms.
Martin was an Executive Director of HCF International Advisers Limited (London Branch), a leading independent corporate finance advisory boutique focused on the global natural resources and infrastructure sectors. Prior to 2011, Ms. Martin worked at ING, a global bank present in over 40 countries where she was part of the Advisory team focusing on large scale projects in the energy and natural resources sector. Ms. Martin holds a Master of Humanities Degree from Sorbonne University as well as a Master of International Business Degree (Honours) from l’Institut d’Études Politiques (Paris) and an MBA from ESSEC
Graduate School of Management (Paris).
Ms. Guedira leads A.P. Moller Capital's local transport and logistics investment fund management company - AMP Capital
Morocco S.A., as its CEO since 2026. She is also the founder of Amplitude Conseil, a firm through which she offers senior finance consultancy services since 2021. She currently serves as a director and chair of the audit committees of RISMA and
CDG Capital, since 2021, in addition to being a member of the Moroccan Privatization Valuation Body since 2019. Ms. Guedira served, for over a decade in leading executive roles within the OCP Group, the world's largest producer of phosphate and phosphate-based products and one of the largest phosphate, fertilizer, chemicals, and mineral industrial companies in the world by revenue. She initially joined the OCP Group as Advisor to the Chairman and CEO in 2010 and was promoted to the role
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025130
of Chief Financial Officer in 2013. Previously, Ms. Guedira held the roles of Secretary General of Winxo in 2007 and several leadership positions at the Al Mada Group, a pan-African private conglomerate, from 1997 to 2006. She also worked as an
Auditor at Arthur Andersen in Paris and in Casablanca for 5 years, after having graduated with a master’s degree from the
ESCP Business School in 1992.
Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on any exemptions identified in Section 4, 5 or 6 of Form 52-110F1.
Audit Committee Oversight
At no time since the commencement of the Corporation's most recently completed financial year, a recommendation of the
Audit Committee to nominate or compensate an external auditor was not adopted by the board of directors.
Pre-Approval Policies and Procedures
The Audit Committee has the responsibility to review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, as well as any non-audit services provided by the independent auditors to the Corporation or its subsidiary entities, in accordance with Section B viii) of the Audit Committee Charter, hereto attached as Schedule  "A" .
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025131
External Auditor Service Fees

	2025 (CA$)	2024 (CA$)
Audit Fees(1)	723,021	536,673
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	16,136
All Other Fees	—	11,770
Total	$723,021	$564,579
Notes:
1.Audit Fees include the aggregate fees billed by Aya’s external auditor for audit services related to the annual consolidated financial statements, as well as interim review services related to the quarterly consolidated financial statements. It also includes aggregate fees billed by Aya’s external auditor for services rendered in connection with the prospectus and the related comfort letter, consent letter and
French translation letter.
2.In fiscal 2025, the Corporation changed the classification of prospectus related fees from audit-related fees to audit-fees and as such has reclassified $71,423 from audit-related fees to audit fees in the 2024 column in the above table above.
3.Tax Fees include the aggregate fees billed by Aya’s external auditor for services pertaining to the preparation of income tax returns and related schedules of the Corporation and its subsidiaries.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025132

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
In December 2024, Duro Felguera and its affiliates (“DF”) filed for creditor protection under Spanish pre-bankruptcy legislation while it had not satisfied its contractual obligations towards the Corporation, specifically by not having reached provisional acceptance within the timelines specified in the EPC Agreements (see the section of this AIF entitled "Material
Contracts").
In March 2025, Aya sought the enforcement of certain securities it had received in connection with the EPC Agreements before the International Chamber of Commerce. On August 5, 2025, the Corporation received net proceeds of $7.2M in connection with the enforcement of liquidated damages against DF, from such securities. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds before different tribunals in Spain. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025. The appeal procedure and Aya's response to the appeal have been filed.
In parallel, on March 31, 2025, Aya received a Request for Arbitration Notice from DF seeking payments under the EPC
Agreements of approximately USD 1.7M and €2.8M, as well as damages which amount remains undetermined at this time. The Request for Arbitration was filed with International Chamber of Commerce. In its counterclaim, Aya is seeking legal action against DF to enforce and protect its rights under the EPC Agreements and is seeking damages in the amount of approximately USD 15M.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025133
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as disclosed below, no director, executive officer or principal shareholder of the Corporation, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction within the preceding three years or in any proposed transaction that has materially affected or will materially affect the Corporation or any subsidiary of the Corporation. All figures are in USD (‘000).
•Management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and
Chief Executive Officer of $838 for the year ended December 31, 2025 ($758 for the year ended December 31, 2024 and $772 for the year ended December 31, 2023). As at December 31, 2025, $391 (December 31, 2024 - $305,
December 31, 2023 - $412) was due to that company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is TSX Trust Company, having offices notably in Montréal and
Toronto.
MATERIAL CONTRACTS
This AIF includes a summary description of certain material contracts. Each summary description discloses all material attributes of the applicable contract but is not complete and is qualified by reference to the terms of the material contracts, which are available under the Corporation’s SEDAR+ profile at www.sedarplus.ca.
No other material contracts, other than those contracts entered into in the ordinary course of business, have been entered into by the Corporation since the beginning of the last financial year ended December 31, 2025, or entered into prior to such date, but which are still in effect and which are required to be filed with Canadian securities regulatory authorization in accordance with Section 12.2 of NI 51-102.
The capitalized terms used in the summary description of the material contracts below have the same meaning as in the related agreement(s), except if another meaning is specified herein.
•EPC Agreements: On November 30, 2022,  Aya's subsidiary ZMSM, entered into a multicurrency fixed price EPC contract, composed of a Supply Agreement and a Services Agreement, for a total of approximately USD $78 million with DF (based on the then applicable exchange rate between Euro, MAD and USD), for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine. The EPC contract price is fixed based on the USD, Euro and MAD. Litigation between the
Corporation and DF is currently ongoing in relation to EPC Agreements  (see "Legal Proceedings and Regulatory
Actions").
•ZMSM EBRD Agreements: On January 19, 2023, ZMSM entered into a Loan Agreement with the EBRD pursuant to which the EBRD agreed to lend to ZMSM an amount not to exceed $100M, consisting of: i) an “EBRD Tranche” not to exceed $92M, which shall be funded by EBRD Resources and; ii) a “CTF Tranche” not to exceed $8M, which shall be funded from the CTF (i) and (ii) together, the "ZMSM EBRD Facility"). Any Disbursements made shall be on a pro rata basis as between the EBRD Tranche and the CTF Tranche. ZMSM shall pay to EBRD, during the commitment period of 24 months, a charge on the portion of the Loan that has been disbursed to ZMSM or cancelled. ZMSM shall also pay to EBRD a front-end commission in respect of the Loan, an underwriting commission and an annual administration fee. With respect to the EBRD Tranche, ZMSM shall pay interest on the principal amount of each
Disbursement. With respect to the CTF Tranche, ZMSM shall pay interest on the principal amount of each
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025134
Disbursement to the extent it forms part of the CTF Tranche from time to time outstanding during each Interest
Period for such Disbursement at a rate equal to the all-in rate at the signing of the Loan Agreement, reduced following the achievement of three milestones: (1)  the TCFD report disclosed by end of 2023 will result in a 25% rate reduction; (2) the completion of certain capital expenditure set out in the TCFD report and in the development plan by end of 2024 will result in a 50% rate reduction and; (3) reaching “advanced” maturity on the TCFD’s Climate
Governance and Strategy recommendation will result in reduction of interest to an all-in rate of 1.00%. The capital and interest on the EBRD Tranche and on the CTF Tranche are payable twice yearly and the Final Maturity Date is six years from the execution of the Loan Agreement. Prior to the first Disbursement to be made available, a Cost Overrun
Account of $18M and a Debt Service Reserve Account of $16.25M million must be funded. All Disbursements made under the Loan Agreement are available to ZMSM upon satisfaction of certain customary conditions precedent.
•To secure ZMSM’s obligations under the Loan Agreement, a variety of Security Agreements were executed, including : 1) a Business Pledge Agreement pursuant to which ZMSM granted to EBRD a first ranking security interest in all of its present and future tangible movable assets and intangible assets belonging to its ongoing business; 2) a
Receivables Pledge pursuant to which ZMSM granted a first ranking security interest in the receivables held or to be held by ZMSM and arising from any sale agreement or offtake agreement under which a receivable is held or will be held by ZMSM pursuant to the sale of the Zgounder Silver Mine production; 3) a Bank Accounts Pledge pursuant to which ZMSM granted to EBRD a first ranking security interest in the Onshore Bank Accounts and; 4) a Share Pledge
Agreement pursuant to which the parent company of ZMSM, AGSM, pledged in favor of EBRD all of its issued and outstanding shares of ZMSM. The Loan Agreement was also conditional to the execution of a Guarantee, Indemnity and Subordination Agreement pursuant to which: (a) Aya guaranteed to EBRD the punctual performance of ZMSM of all its obligations under the Loan Agreement and the amounts owing to EBRD under the Loan Agreement; and (b) Aya and AGSM agreed to subordinate all amounts owing to them in respect of the Subordinated Debt to all amounts owing to EBRD under the Loan Agreement.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025135

NAMES AND INTERESTS OF EXPERTS
The following persons, firms or companies have prepared or certified a statement, report, valuation or opinion described or included in a filing, or referred to in a filing made under NI 51-102 by the Corporation, during, or relating to, the
Corporation's most recently completed financial year and are those whose profession or business gives authority to the statement, report or valuation made by the person or the Corporation.
(1)RSC Consulting Ltd., Honza Catchpole (PhD, P.Geo.), Abraham Whaanga (B.Sc., MAusIMM (CP)), Olivier Bertoli
(FAusIMM, MSc, M.Eng.), David Lalonde (P.Geo.), Raphaël Beaudoin (P.Eng.), Sebastian Humphrey (P.Eng.), David
Vilder (C.Env.) and Patrick Pérez (P.Eng.) are the Qualified Persons who prepared the Updated Zgounder
Technical Report.
(2)Epoch Resources (Pty) Ltd., George Papageorgiou (P.Eng., PhD, MSc, BSc, Eng (Civil), Wits) SLR Consulting
France SAS, Alex Pheiffer (PrSciNat.), WSP Canada Inc., Benjamin Berson (P.Eng.),Lycopodium Minerals Canada
Ltd., Preetham Nayak (P.Eng.), Ruan Venter, P.Eng., Zuned Shaikh (P.Eng.), RockEng Inc., Cortney Palleske
(P.Eng.), , P&E Consultants Inc., Eugene Puritch (P.Eng.), Antoine Yassa (P.Geo.), Fred Brown (P.Geo.), Jarita Barry
(P.Geo.), William Stone (PhD, P.Geo.), David Lalonde (P.Geo.) and Patrick Pérez (P.Eng.) are the Qualified Persons
who prepared the Boumadine PEA Report.
(3)DRA, Daniel M. Gagnon (P.Eng.), Daniel Morrison (P.Eng.), André-François Gravel (P.Eng., PMP), Claude Bisaillon
(P.Eng.), William Stone (P.Geo.), Fred Brown (P.Geo.), Jarita Barry (P.Geo.), Eugene Puritch (P.Eng., FEC, CET),
Antoine Yassa (P.Geo.), Kathy Kalenchuk (Ph.D., P.Eng., PE), Hugo Dello Sbarba (P.Eng.), Stephen Coates (P.Eng.),
Julie Gravel (P.Eng.), Philippe Rio Roberge, (P.Eng., PMP), Richard Barbeau (P.Eng.), David Lalonde (P.Geo.),
Patrick Pérez (P.Eng.) and Raphaël Beaudoin (P.Eng.), as Qualified Persons, each certified certain technical information incorporated by reference in the Short Form Base Shelf Prospectus of the Corporation dated June 10,
2025.
(4)Norton Rose Fulbright Canada LLP and McCarthy Tétrault LLP certified an opinion on certain legal matters included in the Prospectus Supplement of the Corporation dated June 12, 2025
KPMG LLP provided an auditor’s report dated March 28, 2025, in respect of the Corporation’s financial statements as at and for the years ended December 31, 2024 and December 31, 2023, and auditor’s reports, incorporated by reference in the Short Form Base Shelf Prospectus of the Corporation dated June 10, 2025 and in the Prospectus Supplement of the
Corporation dated June 12, 2025. KPMG LLP are the auditors of the Corporation and have confirmed with respect to the
Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.
To the best of the Corporation's knowledge, the experts named above did not have any registered or beneficial interest, direct or indirect, in securities or other property of the Corporation, when the experts prepared their respective reports, and no securities or other property of the Corporation or one of its subsidiaries was subsequently received or to be received by such experts.
ADDITIONAL INFORMATION
Additional information relating to the Corporation can be found on the SEDAR+  web site at www.sedarplus.ca.
Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the
Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable will be contained in the Corporation’s management information circular in respect of its next annual meeting of shareholders involving the election of directors.
AYA GOLD & SILVER INC.  / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025136
Additional financial information is provided in the annual audited financial statements of the Corporation for the year ended December 31, 2025, and the notes thereto and also in the Corporation's MD&A for the same period.
A-1
SCHEDULE “A” - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

GOLD & SILVER

LAST UPDATED: March 30, 2026

Audit and Risk Management Committee Charter

The following charter, which shall be interpreted to be in compliance with Regulation 52-110 respecting Audit Committees ("**52-110**") and other applicable securities laws and stock exchange rules, sets forth the purpose, composition, responsibilities and authority of the Audit and Risk Management Committee (the "**Committee**") of the Board of Directors (the "**Board**") of Aya Gold & Silver Inc. (the "**Corporation**").

1.1 Composition

The Committee shall be comprised of at least three directors as determined by the Board. The members of the Committee shall be independent, within the meaning of 52-110, The NASDAQ Stock Market LLC ("**Nasdaq**") and Rule 10A-3(b) under the Securities Exchange Act of 1934, as amended. No member of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee shall be financially literate and shall be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement, as required by Nasdaq. For the purposes of this charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication. In addition, at least one member of the Committee shall have accounting or related financial management expertise and meet the financial sophistication requirements of Nasdaq and shall be an "audit committee financial expert" as defined by the Securities and Exchange Commission. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication.

The appointment of members to the Committee shall take place annually pursuant to the recommendation of the Nomination and Compensation Committee, as early as possible after the general assembly of shareholders. If the appointment of members of the Committee is not so made, the directors who are then serving as members of the Committee shall continue to serve as members until their successors are validly appointed. The Board may appoint a member to fill a vacancy that occurs in the Committee between annual elections of directors.

Unless a chair is appointed by the Board, the members of the Committee may designate a chair by a majority vote of all Committee members.

A-2

1.2 Meetings and Procedures

The Committee shall meet at least quarterly, or more frequently if required.
At all meetings of the Committee, every item brought to resolution shall be decided by a majority of the votes cast. In the case of an equality of votes, the chair shall not be entitled to a second vote.
Quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board.
The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee. Each member (including the chair of the Committee) is entitled to one vote in Committee proceedings.
The Committee may meet separately with senior management and may request that any member of the Corporation's senior management or the Corporation's outside counsel or independent auditors to attend meetings of the Committee or other meetings with any members of, or advisors to, the Committee.
Furthermore, the Committee has the authority to hire the services of independent counsel and other advisors, from time to time, when it is necessary to do so for carrying out its mandate. The Committee shall have the appropriate funding, as determined by the Committee necessary to carry out its duties, to compensate any advisor employed by the Committee and to pay ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall, at the meeting of the Board following its own meeting, report to the directors on its work, activities and recommendations.

1.3 Duties and Responsibilities

Responsibility for the Corporation's financial reporting, accounting systems and internal controls is vested in the officers of the Corporation and is overseen by the Board. The responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities, including to oversee the Corporation's accounting and financial reporting processes and the audit of the Corporation's financial statements. The following are the general duties and responsibilities of the Committee:

1.3.1 FINANCIAL STATEMENTS AND DISCLOSURE MATTERS

review the Corporation's financial statements, management's discussion and analysis and any press releases regarding annual and interim (as required by the Board) profit or loss, before the Corporation publicly discloses such information, and any reports or other financial information which are submitted to any governmental body or to the public;
assess the risk that the financial statements contain material misstatements;
assess the accounting principles used and their application, as well as being aware of new and developing accounting standards that may affect the Corporation;
assess the significant estimates made by management;
assess the disclosures in the financial statements;
review, approve, and oversee any transactions between the Corporation and any related person in accordance with Corporation policies and procedures;
review and discuss with the independent auditor their evaluation of the Corporation's identification of, accounting for, and disclosure of its relationships and transactions with

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related parties, including any significant matters arising from the audit regarding the Corporation's relationships and transactions with related parties; and
periodically review policies and procedures for the review, approval and ratification of related person transactions.

1.3.2 INDEPENDENT AUDITORS

i) require the independent auditors to report directly to the Committee and be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, and in such regard recommend to the Board the independent auditors to be nominated for approval by the shareholders and the compensation of the independent auditors;
ii) determine that the independent auditors appointed are a Public Accounting Firm that has entered into a Participation Agreement as such terms are defined in Regulation 52-108 respecting Auditor Oversight and that at the time of their report on the annual financial statements of the Corporation, they are in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board;
iii) review annually the performance and independence of the independent auditors;
iv) on an annual basis, obtain and review a formal written statement by the independent auditors delineating all relationships between the independent auditor and the Corporation, actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditors;;
v) consult with the independent auditors about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements;
vi) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation;
vii) review the audit plan for the year-end financial statements and intended template for such statements;
viii) review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, as well as any non-audit services provided by the independent auditors to the Corporation or its subsidiary entities. The pre-approval requirement is satisfied with respect to the provision of non-audit services if:
   (1) the aggregate amount of all such non-audit services provided to the Corporation constitutes no more than 5% of the total amount of fees paid by the Corporation and its subsidiary entities to its independent auditors during the fiscal year in which the non-audit services are provided; and
   (2) such services were not recognized by the Corporation or its subsidiary entities as non-audited services at the time of the engagement; and
   (3) such services are promptly brought to the attention of the Committee by the Corporation and approved, prior to the completion of the audit, by the Committee or

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by one or more of its members to whom authority to grant such approvals has been delegated by the Committee;

The Committee may delegate to one or more independent members of the Committee the aforementioned authority to pre-approve non-audited services, provided the pre-approval of the non-audit services is presented to the Committee at its first scheduled meeting following such approval.

1.3.3 FINANCIAL REPORTING PROCESS

i) review with management, in consultation with the independent auditors, the integrity of the Corporation's financial reporting process, both internal and external, and internal controls;

consider the independent auditor's judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting;

consider and report to the Board changes to the Corporation's auditing and accounting principles and practices as suggested by the independent auditors and management;

review and resolve any disagreement between management and the independent auditors regarding financial reporting;

review, with the independent auditors and management, the extent to which changes and improvements in financial or accounting practices have been implemented;

establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters and the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

1.3.4 RISK MANAGEMENT

i) assess and oversee the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.

ii) direct the facilitation of risk assessments and measurement to determine the material risks to which the Corporation may be exposed and to evaluate the strategy for managing those risks;

iii) monitor the changes in the internal and external environment and the emergence of new risks;

iv) review the adequacy of insurance coverage;

v) monitor the procedures to deal with and review disclosure of information to third parties insofar as these disclosures represent a risk for the Corporation;

vi) review the systems established to ensure compliance with the Corporation's policies, plans, procedures, laws, regulations and means of safeguarding assets including adequacy of controls including surrounding electronic data processing and computer security;

vii) review the adequacy of resources assigned to assess control and what steps the officers of the Corporation have taken to eliminate any potentially serious weaknesses in internal control including a review of executive expense procedures and use of Corporation assets, the capital investment control process and financial instruments procedures;

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viii) review the Corporation's disclosure controls and procedures and internal control over financial reporting (the "**Controls**"), and consider whether the Controls:
  (1) provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, if any, is made known to the Corporation's Chief Executive Officer and Chief Financial Officer, particularly during the period in which the Corporation's annual filings are being prepared; and
  (2) provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation's accounting practices.

The Committee shall evaluate the effectiveness of the Controls as of the end of each period covered by the annual filings and provide the Board and management with its conclusions about the effectiveness of the Controls.

1.3.5 WHISTLEBLOWING POLICY

i) monitor and review compliance with the Corporation's Whistleblowing Policy;
ii) establish a procedure for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

1.3.6 REPORTING RESPONSIBILITIES

i) the Committee shall report to the Board on a regular basis, and in any event:
  (1) at least annually, with an assessment of the performance of management in the preparation of financial statements and Auditors in conducting the annual audit of the Corporation and discuss the report with the full Board following the end of each fiscal year;
  (2) before the public disclosure by the Corporation of its financial statements, management's discussion and analysis and any press releases regarding annual and interim profit or loss and any reports or other financial information which are submitted to any governmental body or to the public; and
  (3) as required by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.

1.3.7 ANNUAL EVALUATION

i) annually, the Committee shall, in a manner it determines to be appropriate:
  (1) conduct a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this charter; and
  (2) review and assess the adequacy of this charter and the position description for the chair of the Committee and recommend to the Board any improvements to this charter or the position description that the Committee determines to be appropriate, except for minor technical amendments to this charter, authority for which is delegated to the Corporate Secretary, who will report any such amendments to the Board at its next regular meeting.